Exhibit 99.3

Contents

01
Overview	4
About Elevra	5
Our Performance	6
Chief Executive Officer’s Review	7

02
Operating and Financial Review	9
Elevra at a Glance	10
Our Strategy	12
Review of Financial Performance	14
Review of North American Lithium Operations	16
Review of Growth Projects	18
Review of Exploration Projects	24
People and Culture	28
Sustainability	32
Environmental Governance	34
Social Responsibility	36
Risk Management	38
03
Governance	44
Board of Directors	45
Executive Leadership Team	48
Directors' Report	49
Remuneration Report	60
Auditor’s Independence Declaration	81

04
Financial Report	82
Consolidated Statement of Profit or Loss	83
Consolidated Statement of Comprehensive Income	84
Consolidated Statement of Financial Position	85
Consolidated Statement of Changes in Equity	86
Consolidated Statement of Cash Flows	87
Notes to the Financial Statements	88
Consolidated Entity Disclosure Statement	136
Directors' Declaration	137
Independent Auditor's Report	138

05
Additional Information	143
Mineral Resources and Ore Reserves	144
Tenement Schedule	149
Parcel Schedule	152
Shareholder Information	154
Glossary	157
Corporate Directory	162

Elevra Annual Report 2026	3

4	Elevra Annual Report 2026

About Elevra

At Elevra, we are charging the future with a stable and secure lithium supply, facilitating the transition to clean energy and driving global innovations. We develop and operate efficient mines while operating responsibly with care for our employees, communities and the environment.

About This Report

This annual report covers the consolidated results, operations, activities and financial position of Elevra Lithium Limited (ABN 26 091 951 978) and its controlled entities for the year ended 30 June 2026. The report presents information about our financial and operational performance across our key lithium assets, including North American Lithium (NAL). All references to ‘Elevra’, ‘Elevra Lithium’, ‘the Company’, ‘the Group’, ‘we’, ‘us’, and ‘our’ refer to Elevra Lithium Limited and its controlled entities, unless stated otherwise. All dollar figures are expressed in United States dollars (USD), unless otherwise stated.

Forward-Looking Statements

This report may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Elevra’s control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled.

Elevra undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this report (subject to securities exchange disclosure requirements).

The information in this report does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this report constitutes investment, legal, tax or other advice.

Non-IFRS Measures

This report includes certain non-IFRS financial measures, including underlying measures of earnings or liquidity. Non-IFRS measures should not be considered as alternatives to an IFRS measure of profitability, financial performance or liquidity. In the opinion of the Company’s directors, these non-IFRS measures provide useful information to assess the financial performance of the Group over the reporting period.

Acknowledgements

Elevra acknowledges that its operations in Canada take place on the traditional, unceded territories of the Anishnabe and Cree First Nations. We also wish to recognise the Anishnabe communities of Lac Simon, Abitibiwinni and Long Point First Nation, as well as the Cree Nation of Mistissini. Elevra recognises the people and communities that are or have been part of these lands and territories.

In Australia, Elevra acknowledges the Traditional Owners of the land on which we work and recognise their deep connection to the country that they share. We pay our respects to their Elders past and present.

Elevra Annual Report 2026	5

Our Performance

Financials

Revenue ↑ 39%

$202 million
driven by improved realised pricing

Unit Operating Costs ↑ 2%

$853/t FOB
within revised FY26 guidance

Cash ↑ 440%

$255 million
sufficient capacity to advance growth initiatives

Corporate

Merger
between Sayona Mining and Piedmont Lithium completed

$202 million
Net capital raise proceeds received to fully fund staged NAL Brownfield Expansion

Governance
diverse Elevra Board/Committees established

Operations

TRIFR ↓ 67%

6.93
per million hours worked

Production ↓ 3%

197,967
dry metric tonnes produced in FY26

Recovery ↓ 2%

67%
recovery with significant improvement in H2

Strategic

NAL Expansion
fully funded staged expansion to increase production and reduce unit costs

MoU with Mangrove Lithium
advancing an integrated North American lithium supply chain

Ewoyaa Divestiture
monetising a non-core asset to strengthen the balance sheet

6	Elevra Annual Report 2026

Chief Executive Officer’s Review

Dear shareholders,

It is my pleasure to detail what has been a year defined by resilience, disciplined execution and strategic progress. While the operating environment posed short-term challenges in the middle of the year, our team remained vigilant and demonstrated improving safety and operational performance to lay the foundation for the Company’s next phase of growth.

Against this backdrop, our operational performance reflects the resilience, expertise and commitment of our people. Safety performance improved meaningfully during the year, underscoring the strong operational discipline and culture that continues to mature across our business. At NAL, we mined a record 1.47 million wet metric tonnes (wmt) of ore, a 14 percent increase from FY25, and processed 1.40 million dry metric tonnes (dmt), up 4 percent year-on-year. While concentrate production of approximately 198,000 dmt was a modest 3 percent lower compared to FY25 due to a reduction in mill feed grade, we maximised plant performance through a combination of high mill utilisation and throughput. Stronger lithium market conditions and disciplined commercial execution drove a 57 percent increase in average realised selling prices and a 39 percent increase in revenue, despite lower concentrate sales volumes and the impact of deliveries under a legacy offtake contract that did not fully capture the significant rise in lithium prices during FY26. Offtake agreements with long lagged pricing mechanisms were completed in FY26.

The year was not without its setbacks. Temporary mining conditions at North American Lithium (NAL) impacted production and led us to revise our operating guidance during the year. While these challenges were disappointing, they also demonstrated the strength of our operating team. Through disciplined mine planning, improved plant performance and a relentless dedication to safe execution, we delivered production within our original guidance and saw minimal impact to unit operating costs compared to FY25. Importantly, this performance increased our confidence that the operational issues experienced during the year were temporary rather than structural.

Alongside operational delivery, FY26 marked a transformational year for Elevra. We completed the merger of Sayona Mining and Piedmont Lithium, creating a leading North American lithium producer and developer with a portfolio of high-quality assets positioned to benefit from the long-term electrification and energy transition themes. We also fully funded the expansion of NAL, advanced our development pipeline and continued to optimise our portfolio through disciplined capital allocation.

Amidst significant evolutions in our business and the lithium market, our strategy remains unchanged. We are focused on operating safely, controlling the factors within our control and delivering projects capable of generating long-term shareholder value.

Corporate

The successful integration of Sayona and Piedmont established a stronger, more focused business with enhanced financial capacity, greater commercial scale and a clear strategic direction.

A significant milestone during the year was securing the funding required to progress the NAL Brownfield Expansion. The financing package, comprising an equity raising and convertible notes investment from Canada Growth Fund, fully funds the staged expansion while affording us with the financial flexibility required to continue advancing our broader growth portfolio.

We also continued to sharpen our portfolio during the year. The agreed divestment (subject to the Ghanaian government approval) of our interest in the Ewoyaa Lithium Project demonstrates our disciplined approach to capital allocation, allowing us to recycle capital into projects that are more closely aligned with our strategy of building a leading North American lithium business.

In addition, we entered into a non-binding Memorandum of Understanding with Mangrove Lithium to evaluate opportunities to establish a fully integrated North American lithium supply chain. Post the end of FY26 Mangrove and Elevra concluded a Definitive Spodumene Supply Agreement under which Mangrove must achieve FID by 31 December 2028 and Commercial Operation no more than three years later. While still at an early stage, the partnership reflects our commitment to supporting domestic battery materials production while potentially creating additional value by improving logistics.

North American Lithium

NAL continued to demonstrate its importance as the cornerstone asset of our business, showing that the asset can generate meaningful cash flow as lithium market fundamentals improve.

Mining conditions during the year were temporarily affected by the sequencing of historical underground workings and lower-quality ore zones, which impacted mill feed head grades and recoveries. Our operations team responded by increasing mining activity and improving access to increased in-pit and Run of Mine (ROM) ore inventories to optimise ore blending and increase operational flexibility. These initiatives progressively strengthened operating performance throughout the second half of the year.

Elevra Annual Report 2026	7

The June quarter represented our strongest operational performance of the year. Recoveries improved to 71%, monthly production reached a new record in May, and quarterly production exceeded 54,000 dry metric tonnes of spodumene concentrate. These results demonstrated the capability of the operation once mining conditions normalised and reinforced confidence in the long-term performance of the asset.

Safety remains central to everything we do. We continued to strengthen our safety culture and systems while delivering a significant improvement in our Total Recordable Injury Frequency Rate compared with the previous year. While there is always more work to do, this improvement reflects the commitment of our workforce to operating safely and responsibly.

Growth Projects

The most significant achievement of FY26 was positioning Elevra for its next phase of growth.

During the year, we completed two scoping studies for the NAL Brownfield Expansion. After exploring a single-stage expansion, we contemplated a revised approach which would stage the expansion to accelerate production growth and reduce unit operating costs while simultaneously reducing execution risk. The Updated Scoping Study evaluating the staged expansion approach provided a compelling economic case and we broke ground on the first stage of the expansion in June.

Importantly, the expansion is now fully funded. With project execution underway, we believe the expansion represents the most significant near-term value creation opportunity within our portfolio as it is expected to enhance NAL’s position as North America’s leading hard rock lithium operation by creating a larger and more resilient project.

Beyond NAL, we continued to advance Moblan. Environmental permitting, baseline studies and technical work progressed throughout the year as we made advancements to define the pathway for a future Final Investment Decision. We also completed the purchase and termination of the legacy Waratah offtake agreement, giving Elevra full control over its attributable spodumene concentrate production from Moblan and increasing future strategic flexibility.

At Carolina Lithium, we continued progressing the project through the permitting process, including advancing key state and local approvals required to support future development. Carolina Lithium remains a strategically important asset, with the potential to become an integrated source of domestic lithium supply for the U.S. battery supply chain.

We also entered into an agreement to divest our interest in the Ewoyaa Lithium Project in Ghana. The transaction reflects our disciplined approach to portfolio optimisation, allowing us to realise value from a high-quality asset while sharpening our strategic focus on North American operations and development projects.

Collectively, these initiatives reinforce our vision of developing a portfolio of long-life, high-quality North American lithium assets capable of supplying an increasingly important regional battery materials supply chain.

Looking Ahead

While FY26 presented temporary operational challenges, it also reinforced the quality of our assets, the capability of our people and the strength of our long-term strategy.

Our immediate priorities remain clear: safely deliver consistent operating performance at NAL, restructure our customer offtake agreements and their pricing mechanisms, execute the staged expansion on schedule and within budget, continue advancing Moblan and maintain disciplined capital allocation across the business.

The global lithium market is expected to remain dynamic in the near-term, however, the long-term fundamentals underpinning battery demand and electrification remain compelling. With an operating mine, a fully funded expansion project and one of North America’s largest and most diverse development portfolios, Elevra is well positioned to benefit as market conditions continue to evolve.

As we enter FY27, we do so with confidence in our people, strategy, assets and in the opportunities ahead.

Lucas Dow Managing Director and Chief Executive Officer

8	Elevra Annual Report 2026

Elevra Annual Report 2026	9

Elevra at a Glance

Reflects assets at 30 June 2026

Eeyou Istchee James Bay Hub

Lac Albert Lithium Project (100%)

Stage: Early stage
Product: Spodumene concentrate

Moblan Lithium Project (60%)

Stage: Studies
Product: Spodumene concentrate

Troilus Claims (100%)

Stage: Early Stage
Product: Spodumene concentrate

Montréal
Office

Abitibi-Témiscamingue Hub

North American Lithium (100%)

Stage: Production
Product: Spodumene concentrate

Authier Lithium Project (100%)

Stage: Studies
Product: Spodumene concentrate

Pontiac Claims (100%)

Stage: Early Stage
Product: Spodumene concentrate

Tansim Lithium Project (100%)

Stage: Early Stage
Product: Spodumene concentrate

Vallée Lithium Project (25%)

Stage: Early Stage
Product: Spodumene concentrate

United States

Carolina Lithium Project (100%)

Stage: Studies
Product: Spodumene concentrate and lithium chemicals

10	Elevra Annual Report 2026

Corporate
Head Office

Africa

Ewoyaa Lithium Project (22.5%)

Stage: Studies
Product: Spodumene concentrate

Pilbara Projects

Morella Lithium Joint Venture (49%)

Stage: Exploration
Product: Spodumene concentrate

WA Lithium (100%)

Stage: Exploration
Product: Spodumene concentrate

WA Gold (100%)

Stage: Exploration
Product: Gold

Elevra Annual Report 2026	11

Our Strategy

Our purpose, strategy, and values are fundamental in shaping the work that we do and the way that we do it. Our people work each and every day to execute our strategy and achieve our purpose for the benefit of all stakeholders.

Our Purpose

We provide a secure and reliable supply of lithium to power the future. By combining operational excellence with disciplined asset management, we maximise efficiency, drive superior shareholder value, and create lasting benefits for all stakeholders.

Our Strategy

Our strategy is focused on three key pillars which shape the decisions and activities required to achieve our purpose:

Optimise existing operations	Optimise production sustainably and maximise returns and cashflow generation at NAL.

Develop assets following expansion of the resource base	Deliver portfolio potential through the development of upstream assets off the back of an expanded resource base.

Integrate into the supply chain via strategic partnerships	To lock in demand, access end markets, establish a vertically integrated supply chain, and fund the accelerated development of Elevra’s portfolio via downstream partnerships.

Our Values

Integrity

Do what’s right and deliver on commitments.

We act with transparency, accountability, and strong ethical principles in everything we do. We put the health and safety of people first and challenge ourselves with meaningful goals, ensuring they are both ambitious and attainable.

Respect

Build relationships based on trust and mutual understanding.

We treat others with fairness, fostering supportive relationships. We engage in direct, transparent dialogue. We care for the environment and well-being of our communities.

Resilience	Do worthwhile things, even when it’s tough. In our pursuit of value, we don’t waver in the face of adversity. We persevere with grit, fortitude and determination.

Collaboration

Succeed together.

We are most effective when we combine our diverse perspectives and expertise. We rely on each other to do our best — using our strengths, curiosity, and commitment — because our success depends on everyone’s contributions.

Execution

Turn potential into results.

We transform vision into reality by driving performance, fostering innovation, and promoting continuous improvement. We leverage proven practices and modern technology to deliver results. If existing solutions don’t work, we create new ones.

12	Elevra Annual Report 2026

Elevra Annual Report 2026	13

Review of Financial Performance

FY26 was a transformational year for Elevra, marked by the successful completion of the merger between Sayona Mining and Piedmont Lithium.

Against a backdrop of improving lithium market conditions, the Company delivered resilient operational performance at North American Lithium despite temporary challenges related to mining activity centred around areas of historical underground workings. Through targeted mine planning activities and an increased focus on ore quality, Elevra successfully stabilised operations, delivering improved plant performance and recoveries while continuing to strengthen its safety performance.

The year also represented a major step forward in executing Elevra’s growth strategy with a renewed focus on its North American footprint following an agreement to divest the Ewoyaa Project interest. The Company published a Scoping Study for the staged expansion of NAL, outlining a pathway to materially increase production capacity and reduce unit costs while leveraging existing infrastructure. To support these ambitions, Elevra secured a Strategic Financing Package that fully funds the NAL Expansion and provides capital to advance key development activities.

With a strengthened balance sheet, operational momentum and a defined pathway for growth, Elevra closed FY26 in a position to become an increasingly significant producer of lithium within North America through the execution of near-term growth initiatives.

Key Data

Revenue	$202 million Revenue for the year ended 30 June 2026

Cash	$255 million Cash and cash equivalents of the Group as at 30 June 2026

Underlying EBITDA	$14 million Underlying EBITDA for the year ended 30 June 2026

Capital Investment	$24 million Capital expenditure and exploration investment for the year ended 30 June 2026

Net Assets	$727 million Net assets of the Group as at 30 June 2026

The year also represented a major step forward in executing Elevra’s growth strategy with a renewed focus on its North American footprint following agreement to divest the Ewoyaa Project interest.

14	Elevra Annual Report 2026

Financial Performance

Revenue for the year ended 30 June 2026 increased by 39 percent to US$202 million (30 June 2025: US$145 million), driven by a 57 percent increase in average realised selling prices and offset by a 13 percent decrease in spodumene concentrate sales volumes.

The improved price realisations were the result of Elevra’s leverage to improved lithium spot market prices and the consolidation of NAL’s ownership following the merger of Sayona Mining and Piedmont Lithium, which removed the price ceiling on volumes previously sold under NAL’s legacy offtake arrangement with Piedmont Lithium.

Underlying EBITDA for the year was a profit of US$14 million, a US$57 million increase from the previous year. Improved realised pricing more than offset the higher production costs associated with increased mining activity and ore quality impacts in the current mining area.

The expanded Group incorporated ten months of Piedmont corporate and operational expenditure following the successful merger and integration at the end of August 2025. On a restated basis, merger synergies delivered US$15 million in savings, comprising a US$13 million reduction in corporate costs and US$2 million of synergies realised at NAL.

The Group’s consolidated profit after income tax for the year ended 30 June 2026 was US$44 million (30 June 2025: US$247 million loss), which primarily adjusted the underlying EBITDA to include US$21 million of depreciation and non-cash inventory movements and US$62 million net favourable impact from non-cash extraordinary items, comprising the US$156 million reversal of the NAL impairment and a US$9 million net inventory write-up, partially offset by US$104 million of merger-related accounting impacts. Cash extraordinary items totalled US$9 million related to merger transaction costs.

Cash Flows and Liquidity

The Group recorded a net cash outflow from operating activities of US$44 million for the year, which was a US$34 million increase on the operating cash outflow compared to the prior year.

Cash outflow for capital expenditure and capitalised exploration expenditure was US$24 million during the year, a decrease of US$8 million compared to the prior year. Capital expenditure at NAL focused predominantly on upgrading the Tailings Storage Facility, other sustaining capital projects at NAL, and advancing the NAL Brownfield Expansion.

Cash and cash equivalents for the year ended 30 June 2026 was US$255 million (30 June 2025: US$47 million), an increase of US$208 million, mainly due to the receipt of proceeds from equity placements in September 2025 and May 2026 as well as cash acquired from Piedmont on business combination, partially offset by cash outflows for operating and capital expenditure. Cash generated from the sale of the Company’s interest in the Ewoyaa Project and the issuance of the Upfront Tranche of Convertible Notes to Canada Growth Fund were not included in the 30 June 2026 cash balance and further strengthen the Company’s financial position, supporting the fully funded NAL Expansion and future growth projects.

Key Financial Metrics

	FY26	FY25	% Change[1]
Revenue	202	145	39%
Underlying EBITDA profit/(loss)	14	(43)	133%
Profit/(loss) after income tax	44	(247)	118%
Net cash flows used in operating activities	(44)	(10)	354%
Cash and cash equivalents	255	47	440%
Total assets	905	427	112%
Total liabilities	178	116	54%
Net assets	727	311	134%

1 The profit percentage change represents the move from a loss position in FY25 to a profit position in FY26.

Elevra Annual Report 2026	15

Review of North American Lithium Operations

Following the successful transition to steady-state operations, FY26 marked a year of continued optimisation with a focus on operational stability at NAL.

FY26 in Review

The 2026 financial year marked a significant period for the North American Lithium operation. The year was defined by an improvement in safety performance and resilient operational performance despite transitory challenges posed by temporary adverse mining conditions. The continued maturity of the operation has laid the foundation for a transformational expansion of the facility which will see a staged increase in production capacity and reduction in unit operating costs.

Alongside the delivery of improved operating performance, Elevra advanced the technical and development work required to support NAL’s next phase of growth. Building on the operational knowledge gained since the restart and subsequent ramp-up of the facility, Elevra progressed plans for a staged expansion of the operation aimed at increasing production capacity, lowering unit operating costs and reinforcing NAL’s position as a strategically important supplier of spodumene concentrate in North America.

The staged approach represents a significant evolution from the original single-stage expansion Elevra contemplated. The multi-staged approach is enabling incremental production growth and associated unit operating cost reductions to be realised earlier, while reducing execution risk. By sequencing development across three stages, the Company also expects to optimise capital allocation, spreading investment over time to better align with operational cash generation, market conditions and project execution, while preserving flexibility to incorporate operational learnings throughout the expansion program.

The year was defined by an improvement in safety performance and resilient operational performance despite transitory challenges posed by temporary adverse mining conditions.

Notable highlights from the year include:

•	Completion of a Scoping Study for the fully funded NAL Brownfield Expansion which demonstrated a strong economic case for a staged expansion approach that accelerates production growth, lowers unit costs earlier and optimises capital deployment.

•	Increased the Mineral Resource Estimate and Ore Reserves following the inclusion of drill results from 2024 and 2023.

•	Achieved record monthly production in May 2026, with 22,202 tonnes of spodumene concentrate produced.

•	Highest-ever mill utilisation of 94% in the March quarter and 91% for FY26.

While operational performance was impacted by temporary mining challenges during the first half of the year, initiatives implemented across the operation delivered meaningful improvements in recoveries and sustained high mill utilisation as the year progressed. The operation finished FY26 strongly, with production reaching 54,479 tonnes of spodumene concentrate in the fourth quarter, representing the second-highest quarterly production on record.

Highlights

August 2025 JORC-compliant Mineral Resource Estimate (MRE)	95.0Mt at 1.15% Li2O +8% from August 2024
August 2025 JORC-compliant Ore Reserves	48.6Mt at 1.11% Li2O +124% from March 2023
Record monthly production of spodumene concentrate	22,202 tonnes May 2026
Highest-ever mill utilisation (March Quarter)	94%
TRIFR	Down 67% to 6.93 per million hours worked

16	Elevra Annual Report 2026

Spodumene Concentrate Production (dmt)

Operational and Financial Performance

Total spodumene concentrate production was 197,967 dmt for the year, a 3 percent decrease compared to the prior year. Production declined in the middle of the year, with the primary factor being challenging mill feed which negatively impacted lithium recovery rates and average concentrate grade produced. Actions taken to improve operational flexibility, including increased grade control drilling density and revised ore blending strategies, resulted in improved production metrics in the second half of the year and a new monthly production record in May 2026 when 22,202 dmt were produced.

Recovery rates averaged 67 percent in fiscal year 2026, a 2 percent decrease from fiscal year 2025, as a reduction in feed head grade and an increase in iron content necessitated increased use of the WHIMS (wet high intensity magnetic separators) and negatively impacted performance. Strong mill utilisation of 91 percent and throughput helped to mitigate the lower recoveries and were aided by strong crushing circuit performance.

NAL’s reduced annual production and increased mining activity associated with the transition to mining to Phase 3 resulted in an increase in unit operating costs per tonne produced to US$861 from US$775 per tonne produced in FY25. Phase 3 features a higher strip ratio due to the historical underground stopes contained within that phase, resulting in increased waste movement to access ore. On a tonnes sold basis, full year unit operating cost increased to US$853 which was 2 percent higher than the prior period.

Mineral Resource and Ore Reserve Estimate Growth

Following completion of a 53,444 metre drill program across 153 holes, Elevra completed a review of NAL’s Mineral Resource and Ore Reserve estimates in August 2025.

This resulted in a total estimated JORC-compliant Indicated and Inferred Mineral Resource of 95 million tonnes at 1.15% Li2O at a cut-off grade of 0.60% Li2O for open pit and 0.70% Li2O for underground at NAL, which is an increase of 8% from the August 2024 MRE.

Unit Operating Cost Sold (US$/t FOB)

Proven and Probable Ore Reserves increased to a JORC-compliant total of 48.6 million tonnes at 1.11% Li2O as of 30 June 2025, a 124% increase from the previous March 2023 Ore Reserve estimate.

NAL Brownfield Expansion

To support near-term growth at NAL, Elevra released an Updated Scoping Study for the NAL expansion in May 2026. The study outlined a staged expansion pathway designed to expedite increased production capacity and reduced unit costs while leveraging existing infrastructure. The study highlighted the significant value potential of expanding NAL through a phased approach, with an initial focus on delivering incremental production capacity through optimisation and debottlenecking initiatives before progressing to higher throughput levels.

The staged pathway is expected to be a lower risk development approach to increase annual average spodumene concentrate production capacity to approximately 338,000 dmt, as it allows capital deployment to be staged and benefits to be realised incrementally. The expansion is underpinned by the operation’s existing processing infrastructure, established workforce and extensive operational knowledge gained since the restart of operations.

Elevra announced a Strategic Financing Package in May 2026 to fully fund all stages of the NAL Brownfield Expansion through a combination of an institutional placement, the issuance of convertible notes and the Ewoyaa sale proceeds. In June 2026, the Company held a groundbreaking ceremony to mark the commencement of expansion activities and ordered equipment to enable the planned development timeline and reduce schedule risk.

These efforts represent the next step in maximising NAL’s value and cementing its role as a long-term supplier to the North American EV and battery markets.

Elevra Annual Report 2026	17

Review of Growth Projects:

Moblan Lithium Project

FY26 in Review

FY26 was a transformative year for the Moblan Lithium Project, with significant Ore Reserve growth, the purchase of legacy offtake rights and the completion of a Strategic Financing Package strengthening the project’s development outlook.

Elevra gained full control over its attributable future production, increasing commercial flexibility and enhancing future value realisation. In parallel, the Company secured funding to advance critical environmental, permitting and technical workstreams, including an updated Definitive Feasibility Study, establishing a clear pathway toward a future Final Investment Decision (FID).

Located in the Eeyou Istchee James Bay region of Québec, the Moblan Lithium Project is jointly owned by Elevra (60%) and Investissement Québec (40%). With proximity to existing infrastructure, hydropower, and key transport corridors, Moblan is well positioned to become a future large-scale, low-cost supplier of spodumene concentrate to global markets.

FY26 highlights included:

•	Updated Mineral Resource and Ore Reserve estimates released in August 2025 reinforced Moblan’s position as one of North America’s premier hard-rock lithium assets, with Ore Reserves increasing significantly and providing a stronger foundation for future project development.

•	Purchased and terminated an existing offtake agreement, removing a life-of-mine sale commitment priced at a discount to increase flexibility to structure future commercial and financing opportunities.

•	Secured funding to advance critical environmental, permitting and technical workstreams, including a revised Definitive Feasibility Study, to support progress toward a future FID.

Highlights

August 2025 JORC-compliant Mineral Resource Estimate (MRE)	121.0Mt at 1.19% Li2O +30% from August 2024
August 2025 JORC-compliant Ore Reserve Estimate	48.1Mt at 1.31% Li2O +39% from February 2024
Purchase and termination of legacy offtake agreement	100% of attributable offtake rights secured

These results reinforce Moblan as one of North America’s largest hard-rock resources and solidify the project’s standing as a significant growth opportunity for Elevra.

18	Elevra Annual Report 2026

Mineral Resource Estimate and Ore Reserve Estimate Growth

The updated Mineral Resource and Ore Reserve Estimates, released 25 August 2025 incorporating the final results from the 2024 drill program, marked a major milestone in Moblan’s evolution:

•	121Mt @ 1.19% Li2O, classified at 107.7Mt Measured and Indicated and 13.3Mt Inferred, a more than a 650% increase in tonnage compared to the tonnage when Moblan was acquired in 2021.

•	48.1Mt @ 1.31% Li2O in Proven and Probable Ore Reserves.

•	Drilling confirmed improved quality and consistency of the ore body which remains open along strike and at depth, providing potential for future resource growth.

These results reinforce Moblan as one of North America’s largest hard-rock resources and solidify the project’s standing as a significant growth opportunity for Elevra.

Project Development Activities

In May 2026, Elevra completed the purchase and termination of the legacy spodumene concentrate offtake agreement from an investment vehicle managed by Waratah Capital Advisors Ltd. (Waratah). The agreement, which originated in 2021, provided Waratah with rights to purchase a portion of Elevra’s attributable share of Moblan’s annual production at a discount to prevailing market prices on a life-of-mine basis. The termination strengthens Elevra’s strategic position at Moblan and is expected to provide increased flexibility to structure future commercial and financing opportunities as the project advances through development and permitting activities.

As part of the Strategic Financing Package assembled in May 2026, a portion of the proceeds has been allocated to advancing Moblan through key pre-development activities. The funding will support the continuation of environmental and permitting workstreams, which remain critical path items for the project, together with the completion of an updated Definitive Feasibility Study to create a pathway toward a Final Investment Decision.

Elevra Annual Report 2026	19

Review of Growth Projects:

Carolina Lithium Project

FY26 in Review

Throughout FY26, Elevra continued to advance the Carolina Lithium Project, with a focus on progressing key permitting workstreams and maintaining constructive engagement with stakeholders at the local, state and federal levels.

The Company adopted a disciplined approach to capital allocation, prioritising activities capable of delivering the greatest near-term impact while advancing the project’s long-term development objectives.

Situated in the Carolina Tin-Spodumene Belt in North Carolina, Carolina Lithium is designed to include a mining operation, spodumene concentrator, and a lithium hydroxide conversion plant. In keeping with Elevra’s strategy as an upstream producer of spodumene concentrate, Elevra is actively engaged in identifying a suitable downstream partner to build, own and operate the planned lithium hydroxide conversion plant.

The project’s location within the United States’ ‘Battery Belt’ provides access to excellent infrastructure, cost-effective baseload grid power, a skilled workforce, and proximity to key lithium customers and by-product markets.

20	Elevra Annual Report 2026

Notable highlights from the year include:

•	Receipt of General Stormwater Permits covering both the proposed mining and conversion plant operations.

•	The completion of all property acquisitions and lease arrangements within the permit boundary defined in the May 2024 Mine Permit application.

•	Continued engagement with U.S. government agencies and project stakeholders regarding the strategic importance of Carolina Lithium and project development initiatives.

Against a backdrop of increasing government support for domestic critical mineral production, Carolina Lithium remains strategically positioned to contribute to the development of a secure and reliable U.S. lithium supply chain.

Highlights

General stormwater permits	Received in October 2025
Land acquisitions within 2024 Mine Permit boundary	Completed all acquisitions and lease activities
Stakeholder engagement	Community and government engagement maintained

Throughout the year, the Company continued to engage with local residents and Gaston County officials to provide updates on project activities and support preparedness for future stages of development.

Permitting

Permitting remained a focus during FY26, with Elevra continuing to work closely with the relevant North Carolina regulatory agencies to advance the outstanding approvals required for development. During the year, the Company received General Stormwater Permits for both the proposed mine and conversion plant, representing an important step in the environmental permitting process.

Elevra also maintained ongoing engagement with the North Carolina Department of Environmental Quality’s Division of Air Quality to progress the project’s air permit application toward public comment. The Company remains committed to advancing the permitting process to ensure the project meets all applicable environmental and regulatory requirements.

Community Engagement

Community engagement remained a key component of project development. Following completion of the Merger, Elevra used the opportunity to meet with local stakeholders and reaffirm its commitment to responsible and transparent project development. Throughout the year, the Company continued to engage with local residents and Gaston County officials to provide updates on project activities and support preparedness for future stages of development.

Management hosted a community town hall in Gaston County in February 2026, creating an opportunity to share project updates, discuss ongoing permitting efforts and engage directly with residents and local stakeholders. Members of Elevra’s senior leadership team also met with Gaston County leadership during the June quarter to reinforce the Company’s commitment to open communication and constructive dialogue as Carolina Lithium advances. Through ongoing engagement at the local, state and federal levels, Elevra remains focused on ensuring that project development is undertaken in partnership with the communities in which it operates.

Elevra Annual Report 2026	21

22	Elevra Annual Report 2026

Review of Growth Projects:

Ewoyaa Lithium Project

FY26 in Review

The Ewoyaa Lithium project reached a major regulatory milestone through the ratification of its Mining Lease by Ghana’s Parliament. Elevra ultimately agreed to divest its interest in the asset, with the sale to Zhejiang Huayou Cobalt Co. Ltd. (‘Huayou’) reflecting the Company’s disciplined approach to capital allocation and project development.

During the year, a revised Mining Lease incorporating fiscal terms aligned with Ghana’s legislated mining framework was ratified by Ghana’s Parliament in March 2026, marking a significant milestone which provided increased certainty over the project’s fiscal regime and development pathway.

Following the ratification of the Mining Lease, Elevra entered into an agreement to sell its interests in the project to Huayou with an expected close in Q1 FY27. The transaction monetises a non-core asset, strengthens the Company’s financial position, and enables continued investment in the fully funded expansion of North American Lithium and the advancement of Elevra’s North American growth projects.

Highlights

Ewoyaa Mining Lease	Ratified in March 2026
Gross anticipated proceeds from sale of Elevra’s project interest	$71 million

Ratification of Mining Lease

Following constructive engagement with the Government of Ghana throughout FY26, a revised Mining Lease incorporating updated fiscal terms aligned with Ghana’s prevailing mining legislation was submitted. The revised fiscal framework reflected changes to the country’s legislated mining regime which aligned royalty rates with lithium market dynamics.

In March 2026, the revised Mining Lease was ratified by Ghana’s Parliament, marking a significant regulatory milestone for the Ewoyaa Lithium Project. The ratification provided greater certainty over the project’s fiscal and regulatory framework, supporting its long-term development while demonstrating the collaborative approach taken by the Company and the Government of Ghana to establish a sustainable pathway for the project’s advancement.

Sale of Project Interest

In May, the Company entered into an agreement to sell its interests in the Ewoyaa Lithium Project to Huayou. Under the terms of the agreement, Huayou will acquire all of Elevra’s rights, interests and obligations in the project, including its offtake rights, for approximately US$71 million in cash (before fees and taxes), with completion expected in Q1 FY27, subject to customary regulatory approvals in Ghana.

Separately, Huayou entered into a binding agreement to acquire 100% of Atlantic Lithium Limited (ASX:A11) (‘Atlantic’) for US$210 million in cash. As a shareholder in Atlantic, Elevra expects to benefit from that transaction through the value of its equity holding. Importantly, Elevra’s agreement to sell its interests in the Ewoyaa Lithium Project is independent of Huayou’s proposed acquisition of Atlantic and is not contingent upon completion of that transaction.

The transaction strengthens Elevra’s financial position while sharpening its strategic focus on its core North American portfolio. In addition to providing greater balance sheet flexibility, the sale eliminates Elevra’s future funding commitments associated with the development of Ewoyaa and simplifies the Company’s corporate and operational structure by removing the complexities of the project’s joint venture ownership framework and associated offtake arrangements.

The transaction monetises a non-core asset, strengthens the Company’s financial position, and enables continued investment in the fully funded expansion of NAL and the advancement of Elevra’s North American growth projects.

Elevra Annual Report 2026	23

Review of Exploration Projects: Québec

FY26 in Review

In FY26, Elevra continued to optimise its regional lithium exploration portfolio in Québec, maintaining a disciplined approach to capital allocation while preserving a pipeline of prospective targets to support the strategic optionality of future development opportunities.

Authier Lithium Project

24 claims, 884ha

The Authier Lithium Project in Québec is a hard rock spodumene lithium deposit located approximately 70 kilometres north-west of the city of Val-d’Or and is easily accessed by a rural road network connecting to a national highway a few kilometres east of the project site. The project area comprises 24 mineral claims totalling 884 hectares.

The Authier Mineral Resource and Ore Reserve Estimates were reviewed in August 2025 and the JORC-compliant Mineral Resource Estimate was unchanged with 17.1Mt @ 1.01% Li2O. The JORC-compliant Ore Reserve Estimate decreased by 6% compared to the previous March 2023 declaration due to an increase in the cut-off grade and stands at 10.5Mt @ 1.00% Li2O.

Tansim Lithium Project

91 claims, 5,273ha

The Tansim Lithium Project is situated 82 kilometres south-west of the Authier Lithium Project. Tansim comprises 91 mineral claims spanning 5,273 hectares and is prospective for lithium, tantalum, and beryllium.

Mineralisation is hosted within spodumene-bearing pegmatite intrusions striking east-west, dipping to the north and hosted by metasedimentary and metavolcanic rocks of the Pontiac sub-province. The main prospects are Viau-Dallaire, Viau and Vezina.

This project supports the broader strategy of establishing a significant lithium hub in the region and Elevra is focused on ensuring the project generates maximum benefits for all local stakeholders, including First Nations people, together with minimising any environmental impacts.

Following a review and evaluation of the exploration portfolio, 41 claims were not renewed due to ongoing access constraints and a focus on areas with the highest exploration potential.

Vallée Lithium Project

28 claims, 1,247ha

The Vallée Lithium Project is located in Abitibi, Québec, near the township of La Corne. The project is situated within the heart of the southern portion of the Abitibi Greenstone Belt, approximately 60 kilometres north of Val-d’Or and contiguous to the NAL mine.

NAL achieved the required spend in FY24 to earn an initial 25% interest in the Vallée Joint Venture. However, the drilling results did not support progression to the Second Option of the earn-in agreement. As such, NAL retains its current 25% interest in the Vallée Joint Venture and will evaluate other opportunities within the joint venture tenements as they are identified.

No new activities were undertaken at the project during the period.

24	Elevra Annual Report 2026

Pontiac Claims

237 claims, 13,723ha

Elevra’s Pontiac Claims are situated 15–60 kilometres from the Tansim Lithium Project. Pontiac comprises 237 mineral claims spanning 13,723 hectares and is prospective for lithium, tantalum, caesium and beryllium.

The Pontiac prospect lies along the southeastern edge of the Superior Craton, featuring metasedimentary and metavolcanic rocks of the late Archean eon. The sites were chosen for their geological similarity to the drill ready target of Viau-Dallaire at the Tansim Project. As such, the Pontiac claims have a strong exploration potential for lithium-bearing pegmatites.

During the year, 20 claims were relinquished following a review of the exploration portfolio to focus on areas with the highest exploration potential and reduce expenditure commitments.

Lac Albert Lithium Project

121 claims, 6,592ha

The Lac Albert Lithium Project, another potential asset in Elevra’s Québec portfolio, is located 3.5 kilometres west of the Moblan Lithium Project, in the same proven lithium mining province. The new claims span 6,592 hectares and will be assessed for lithium pegmatite occurrences. These claims are separate to the Moblan Lithium Project.

Initial exploration efforts have focused on mapping and sampling to identify target areas for drilling. This project is part of Elevra’s strategy to diversify its resource base to support long-term growth.

No new activities were undertaken at the project during the period.

Troilus Claims

1,815 claims, 97,931ha

Acquired in November 2022, the Troilus Claims near the Moblan Lithium Project cover 1,815 claims spanning 97,931 hectares. These claims offer potential for significant lithium mineralisation, with possible extensions to Moblan mineralisation. The strategic location and size of this package make it a valuable addition to Elevra’s exploration portfolio, contributing to the Company’s growth strategy in the Eeyou Istchee James Bay region.

Nine claims were not renewed following an evaluation and prioritisation of prospectivity, allowing the Company to focus on higher-priority exploration targets and reduce holding costs.

Elevra Annual Report 2026	25

26	Elevra Annual Report 2026

Review of Exploration Projects:

Western Australia

FY26 in Review

As of 30 June 2026, Elevra’s Western Australia portfolio includes lithium rights across 205 square kilometres, gold leases in the Pilbara region and a 49% stake in the Morella Lithium Joint Venture.

Following the conclusion of FY26, the Company announced on 7 August 2026 that it had completed the sale of its rights, interests and obligations at the Tabba Tabba tenement (E45/2364) in Western Australia (the ‘Tenement’) to Wildcat Resources Limited (ASX:WC8) (‘Wildcat’). Additionally, the Company announced on 20 August 2026 that it had entered into an indicative term sheet with Morella Corporation Limited (ASX: 1MC) (“Morella”) to expand the scope of the existing Morella Lithium Joint Venture to include the Deep Well (E47/3829) and Mt Dove (E47/3950) tenements and the Station Peak (ELA47/4870) and Mount Satirist (ELA47/4872) tenement applications, whereby Morella can obtain a 51% interest by meeting certain qualified spending obligations.

Tabba Tabba Tenement

During FY26, geological reviews refined exploration targets, including a favourable zone along the western flank of the Corridor Gabbro in the North drill area and the Pascal pegmatite cluster.

Subsequent to the end of FY26, Elevra announced that it completed a sale of all of its rights, interests and obligations associated with the Tenement to Wildcat for a total consideration of A$16 million and the potential for an ongoing royalty.

The consideration is comprised of:

•	A$5 million in cash payable on completion;

•	A$8 million in Wildcat ordinary shares; and

•	A$3 million in deferred cash payable six months after Wildcat announces a feasibility study for the Tabba Tabba Lithium Project.

The ongoing royalty payment is contingent on Wildcat defining a JORC Pegmatite Mineral Resource within the Tenement area, with A$0.70 per tonne of Resource payable to Elevra, allowing Elevra to retain ongoing exposure to potential exploration success within the Tenement area.

Following the sale of the Tabba Tabba tenement, the Company is conducting a strategic review of its Western Australia tenement position and exploration capability.

Other Western Australia Tenements

Elevra holds two other Western Australia tenements, Deep Well (E47/3829) and Mt Dove (E47/3950), and has two additional tenement applications in progress. Subsequent to the end of the period and following the sale of the Tabba Tabba tenement, the Company announced that it has entered into an indicative term sheet to transfer the tenements and tenement applications to the Morella Lithium Joint Venture should Morella incur A$300,000 of qualified exploration expenditures over a two-year period. If a final agreement is completed and Morella satisfies the required spend, Elevra would retain a 49% interest.

Morella Lithium Joint Venture

The Morella Lithium Joint Venture remains a material component of Elevra’s lithium strategy and is managed by Morella Corporation Limited (ASX: 1MC). Elevra intends to continue contributing its share of JV expenditures to maintain its 49% equity in this key JV collaboration.

During FY26, exploration activities advanced understanding of the joint venture’s lithium and rubidium potential. In the Pilbara, rock chip sampling confirmed the presence of lithium-caesium-tantalum (LCT) pegmatites with low lithium concentrations and associated rubidium mineralisation.

At the Mt Edon Project in the South Murchison, a 20-hole reverse circulation (RC) drilling program at the Sophie pegmatite system successfully intersected broad pegmatite zones and assay results confirmed rubidium mineralisation. The results support preparation of a maiden JORC Mineral Resource Estimate, while metallurgical test work results created a pathway to evaluating potential rubidium processing and future development opportunities.

Subsequent to the conclusion of FY26, in August 2026, Elevra announced that it had entered into an indicative term sheet to expand the scope of the Morella Lithium Joint Venture to include the Other Western Australia Tenements.

Elevra Annual Report 2026	27

People and Culture

At Elevra Lithium, our people are central to our success. The skills, commitment and diversity of our employees and contracting partners support safe, efficient and sustainable operations. In FY26, we continued to attract talent, strengthen organisational capability and foster a respectful, inclusive workplace, while preparing our workforce for the Company’s next phase of growth.

At North American Lithium, 69% of employees were recruited from the Abitibi-Témiscamingue region, supporting local employment and long-term regional economic development.

Strategic Workforce Overview

As at 30 June 2026, Elevra Lithium’s global workforce comprised 246 employees, including students and interns. Men represented 77% of employees and women represented 23%. At North American Lithium, women held 24% of management positions, demonstrating continued progress toward greater gender diversity in operational leadership.

Women are represented across multiple levels of leadership, including the Board and senior executive positions, reflecting our commitment to a more inclusive and equitable organisation.

Following the merger between Piedmont Lithium and Sayona Mining, the Board welcomed Ms Dawne Hickton as Non-Executive Chair and Ms Christina Alvord as Non-Executive Director, increasing female representation on the Board from 17% to 37.5% and strengthening the diversity of experience and perspectives supporting the Company’s governance.

The comparative data below show how our workforce composition evolved between the end of FY25 and the end of FY26, including growth associated with the integration of our US-based team following the merger between Piedmont Lithium and Sayona Mining.

Table 1: Global workforce and gender breakdown

Indicator	FY26	FY25	Change
Total Workforce	246	230	↑
Men	77% (189)	78% (180)	↓
Women	23% (57)	22% (50)	↑
Female Board Representation	37.5% (3 of 8)	17% (1 of 6)	↑
Female Senior Executive Positions[1]	50% (4 of 8)	0% (0 of 4)	=

1	FY25 differs to that reported in the FY25 Annual Report due to a change in the definition of Senior Executive.

28	Elevra Annual Report 2026

As the charts below demonstrate, our workforce brings together multiple generations and cultural backgrounds, with an average age of 41 years.

Table 2: Age distribution of the workforce

Age group	FY26	FY25	Change
Gen Z	17%	20%	↓
Millennials	50%	46%	↑
Gen X	26%	27%	↓
50 and over	7%	7%	=
Average age	41 years	40 years	↑

Charts 1 and 2: Workforce composition

Note: The figure of 18 employees who identify as visible minorities (as defined by Canada’s Employment Equity Act) is based on voluntary self-identification data collected during onboarding. In FY27, Elevra Lithium will undertake an organisation-wide diversity and inclusion census to improve the completeness and accuracy of workforce diversity data.

Our workforce continues to become more diverse, supported by the integration of employees from the United States following the merger and ongoing recruitment initiatives across Canada.

Note: Based on employees actively employed as at 30 June 2026.

Attracting and Retaining Talent

In a highly competitive labour market, particularly in the Abitibi-Témiscamingue region, attracting and retaining talent remains a key priority. In FY26, we continued to prioritise local recruitment and strengthen relationships with communities near our operations. At North American Lithium, 69% of employees were recruited from the Abitibi-Témiscamingue region, supporting local employment and long-term regional economic development.

The mining sector continues to face labour shortages, skills gaps, and elevated turnover rates in remote regions. These pressures are elevated in Québec, where competition for qualified talent remains strong. In response, Elevra Lithium continues to invest in onboarding, leadership development, mentorship, career progression and market-aligned compensation practices.

The table below presents a year-on-year view of our recruitment and retention performance.

Table 3: Recruitment and retention performance

Indicator	FY26	FY25	Change
Total number of hires	85	99	↓
% North American Lithium local hiring	69%	75%	↓
Voluntary turnover rate	19%	17%	↑

During FY26, Elevra Lithium hired 85 employees, representing approximately 35% of our total workforce as at 30 June 2026. Our voluntary turnover rate increased from 17% in FY25 to 19% in FY26, reflecting continued competition for qualified talent and the challenges associated with operating in remote mining regions. We continue to address these workforce challenges through sustained investment in onboarding, mentorship, career development and regular compensation benchmarking to maintain market competitiveness.

Compensation Structure

During FY26, we conducted a comprehensive review of our Canadian compensation structure to maintain market competitiveness in the context of labour market conditions. Market competitive pay practices support our ability to attract and retain qualified talent while providing a consistent, equitable and market-aligned framework for recognising employee contributions across the organisation.

This modernised compensation system also strengthens pay equity by improving transparency and consistency in how compensation decisions are made, helping to mitigate gender pay disparities and prevent pay gaps across the organisation.

Elevra Annual Report 2026	29

Employee Development

Investing in our people is integral to long-term operational excellence. Elevra Lithium is committed to strengthening internal capability through continuous learning and development. Building employee capability supports our commitment to maintaining a safe workplace, strengthening operational performance and delivering sustainable long-term growth. In FY26, employees completed 4,267 training hours. Learning and development investment represented 2.3% of total payroll.

Internal mobility remains a priority. In FY26, more than 20 employees were promoted or moved into new roles. These opportunities support internal career progression, strengthen our talent pipeline and help prepare future leaders for the Company’s long-term growth.

In FY26, we developed a structured succession planning framework to strengthen our leadership pipeline and support succession for critical leadership roles. The framework will be implemented in FY27 and will include individual development plans for employees identified as key talent.

Diversity, Equity, and Inclusion

Diversity is a core strength at Elevra Lithium. In FY26, members of visible minorities represented 7.3% of our workforce and Indigenous employees represented 1.6%. We will continue to expand representation across the organisation while improving diversity data to establish meaningful long-term objectives.

We also advanced our culture of integrity and inclusion through key initiatives, including:

•	Mandatory governance training on our Code of Conduct, delivered as part of our onboarding and annual compliance program;

•	Behaviours in the workplace training program, rolled out to all supervisors and managers across our Canadian operations;

•	A Cultural Integration Committee in Canada supporting the onboarding of new employees, particularly those newly arrived in the region; and

•	A team step challenge, ‘Elevra en marche’, promoting wellness, friendly competition, and cross-functional engagement.

In FY26, more than 20 employees were promoted or moved into new roles.

Culture and Values

Our culture is guided by five core values: integrity, respect, resilience, collaboration and execution. These values shape how we work together, make decisions and engage with our employees, business partners and the communities where we operate.

We believe that a strong organisational culture is essential to attracting and retaining talent, supporting operational excellence and creating long-term value for our stakeholders. Throughout FY26, we continued to strengthen employee engagement by promoting collaboration, open communication and shared accountability across the organisation.

At North American Lithium, two Collaboration Committees, composed of employees and management representatives, meet regularly to identify opportunities for improvement, discuss workplace initiatives and strengthen communication across the operation. These forums encourage employee participation and reinforce a culture of openness, trust and continuous improvement.

By promoting inclusive leadership behaviours and building trust at every level, we are creating a positive, high-performing environment where people feel valued and empowered.

Outlook

In FY27, our People and Culture strategy will continue to support Elevra Lithium’s growth plans by strengthening organisational capability, fostering an inclusive and high-performing culture, and enhancing the employee experience.

Our priorities are to:

•	Deploy our structured succession planning framework to strengthen the internal talent pipeline and support long-term leadership continuity;

•	Strengthen leadership capabilities and employee well-being, with a particular focus on mental health and the prevention of psychosocial risks;

•	Implement a proactive workforce and talent acquisition plan to support anticipated growth at the North American Lithium and Moblan Project;

•	Review regional compensation benchmarks to maintain market competitiveness and reinforce Elevra Lithium’s position as an employer of choice; and

•	Consolidate HR systems and processes to improve consistency, data quality, workforce insights and the overall employee experience.

Together, these priorities will help build a resilient, inclusive and high-performing organisation in which employees are supported, recognised and empowered to contribute to Elevra Lithium’s sustainable growth and operational excellence.

30	Elevra Annual Report 2026

Elevra Annual Report 2026	31

Sustainability

Sustainability is fundamental to how Elevra creates long-term value. By integrating sustainability into strategy, governance, growth projects and operational decision-making, we responsibly develop the critical minerals needed for the global energy transition.

Our approach to sustainability is embedded in our daily decision-making and reflected in the way we manage risks, protect the environment, and engage with the communities where we operate. Through responsible resource management, continuous improvement initiatives, and meaningful stakeholder engagement, Elevra continues to strengthen its contribution to economic development, environmental protection, and social well-being.

By integrating sustainability into every aspect of our business, we are building a resilient organisation that creates long-term value while leaving a positive legacy for future generations.

In FY27, Elevra will continue to advance its Health and Safety Management System through the implementation of targeted leadership development programs, enhanced risk management tools, and strengthened accountability mechanisms designed to support operational excellence.

32	Elevra Annual Report 2026

FY26 Health and Safety Performance

At Elevra, we believe that strong safety performance improves operational reliability, strengthens workforce engagement and supports sustainable business performance.

FY26 delivered our strongest safety performance since the restart of operations at NAL. The organisation achieved a step-change in safety performance driven by a shared commitment to safety across all levels of leadership and the workforce. The proactive approach to hazard identification, risk reduction, and operational discipline, contributed to NAL achieving 86 consecutive days at triple-zero (second longest record in site history); which is the number of days with no medical aid, modified duty or lost time injury. This milestone reflects the effectiveness of prevention programs and the engagement of employees and contractors.

Elevra achieved a substantial reduction in injury frequency, reducing its Total Recordable Injury Frequency Rate (TRIFR) from 20.79 to 6.93, a 67% improvement compared to FY25. This result reflects the work that has been associated with improving the effectiveness of our prevention efforts, critical risk management practices, and the accountability demonstrated across all levels of the organisation. Safety is not viewed as a standalone program but as a fundamental element of how work is planned, executed, and reviewed.

For FY27, Elevra will build upon these achievements by further strengthening leadership capabilities across the organisation. A key initiative will be the development of a Leadership Management Toolbox, containing targeted training modules, practical management resources, and standardised tools designed to support supervisors and managers in their leadership responsibilities. By investing in our leaders and continuing to strengthen our risk management culture, Elevra remains committed to eliminating serious injuries while continually strengthening operational resilience.

	Fiscal year
	FY26	FY25
Medical aid	1	5
Modified duty	4	13
Lost time injury	3	8
TRIFR per million work hours	6.93	20.79

Health and Safety (HS) Management System

At Elevra, the health and safety of our employees, contractors, and visitors remains central to everything we do. The Elevra Health and Safety Management System provides a consistent governance framework across all operations to identify critical risks, implement effective controls and drive continual improvement.

During FY26, Elevra continued to strengthen its Health and Safety Management System through enhancements to critical risk governance, leadership capability and frontline engagement. These improvements further embedded operational risk management into day-to-day decision-making while supporting sustainable improvements in safety performance.

In FY27, Elevra will continue to advance its Health and Safety Management System through the implementation of targeted leadership development programs, enhanced risk management tools, and strengthened accountability mechanisms designed to support operational excellence.

The “ici” Program

Positive recognition remains an important component of Elevra’s safety culture. Through the “ici” program, employees and contractors are recognised for proactively identifying hazards, managing risk and demonstrating leadership in creating safer workplaces.

The ICI Program remains an important tool in strengthening our proactive approach to safety and reinforcing the shared responsibility that exists across all levels of the organisation.

Contractor Management

Contractors are integral to the safe delivery of our operations and capital projects. During FY26, Elevra strengthened its contractor management framework to align safety expectations, governance requirements and critical risk management practices across all partner organisations.

Contractor Management will be especially important in FY27 as new projects at NAL will require significant alignment and contractor leadership and engagement to finalise plans. Engagement at every stage of the project and with every level of all organisations will ensure a safe working environment for the entire organisation.

Elevra Annual Report 2026	33

Environmental Governance

Responsible environmental stewardship supports our licence to operate and underpins the long-term sustainability of our business; including protection of the communities where there are operations. We seek to minimise environmental impacts while improving operational efficiency and maintaining compliance across all jurisdictions.

NAL maintains the competitive advantage of a comparably smaller carbon intensity footprint with access to renewable electricity supply (hydroelectric and wind). Completion of Elevra’s first mine-to-gate life-cycle assessment represents an important milestone in understanding the carbon intensity of our products. These insights will inform future decarbonisation initiatives, support customer expectations and strengthen our competitive position within the global battery materials supply chain.

Climate change and carbon intensity

From July 2025 to June 2026, CO2e emissions totalled 33,854 metric tonnes for Scopes 1 and 2. Scope 2 emissions totalled 104.7 metric tonnes of CO2e given power generation is from renewable sources.

During FY26 increased mining activity resulted in an increase in Scope 1 emissions, which combined with a slight reduction in tonnes of spodumene concentrate produced resulted in an increase in CO2 emissions intensity measured on a lithium carbonate equivalent (LCE) basis.

				Variance
	Unit	FY26	FY25	y/y

Spodumene concentrate produced	dry metric tonnes	197,967	204,858	-3%

Total of CO2e (Scope 1 & 2 only)	tonnes	33,854	29,937	+13%

Lithium carbonate equivalent (LCE)[1]	tonnes	21,020	22,765	-8%

Intensity	CO2e / t of LCE	1.61	1.32	+22%

1 Based on an unaudited internal study.

The Double Marsh rehabilitation project was able to confirm the preservation of more than 70 hectares of fish habitat and water and wetland environments, while promoting the conservation of habitat important for the feeding and nesting of migratory birds.

Biodiversity management

Elevra maintains a platform that allows NAL the ability to monitor the presence of wildlife within its operational areas. Also, to achieve net positive impact on fish habitats and to align with Canadian environmental legislation, Elevra frequently looks for projects and opportunities to support these efforts. Elevra applies a mitigation hierarchy that seeks to avoid, minimise, rehabilitate and offset impacts on biodiversity wherever practical.

At NAL, Elevra partnered with Ducks Unlimited Canada to offset the loss of a fish habitat. The Double Marsh rehabilitation project was able to confirm the preservation of more than 70 hectares of fish habitat and water and wetland environments, while promoting the conservation of habitat important for the feeding and nesting of migratory birds. The outcome of the collaborative work references Elevra’s commitment to continuing our positive impact on the community.

Tailings management

Operations of Tailings Storage Facility (TSF) #1 proceeded as planned. During FY26, plans for TSF #2 were completed, with the authorisation process to commence in FY27.

34	Elevra Annual Report 2026

Water Management

Responsible water stewardship remains essential to maintaining environmental performance and supporting sustainable mining operations. The NAL site is located in a region with abundant water resources. As a result, mining and spodumene concentration activities do not require the importation of water to site.

During the financial year 1,215 ML of water were discharged into the environment via a series of retention basins, following stringent analysis, treatment (where necessary) and assessment to ensure compliance with environmental standards. The authorised discharge of water occurs as the result of snow melt, rainfall and excess water generated from mining activities. The increase in water discharged as compared to FY25 (995 ML) was a result of increased snow and rainfall.

Waste Management

Industrial and exploration operations generated 227.8 tonnes of residual and hazardous waste, all of which were recovered and treated in accordance with local regulatory requirements.

Additionally, 342.0 tonnes of contaminated soil was recovered and treated at a government-authorised facility.

During FY26, enhanced management of mobile equipment resulted in fewer spills which reduced the amount of contaminated soil that had to be treated and the amount of residual and hazardous waste to be managed as recognised in the table below.

				Variance
	Unit	FY26	FY25	y/y

Water discharge	ML	1,215	995	+22%

Residual and hazardous waste	tonnes	227.8	1,411	-84%

Treated contaminated soil	tonnes	342	480	-29%

Elevra Annual Report 2026	35

Social Responsibility

Our Commitment to Communities

At Elevra Lithium, we believe responsible mining begins with trust and strong local relationships. Our approach is grounded in transparency, respect, and active collaboration with the people and communities where we operate.

By listening to local voices and working collaboratively with community leaders, organisations, and residents, we strive to create shared value and contribute to the long-term social and economic well-being of the regions in which we operate.

Respectful relationships with First Nations are fundamental to our approach. Guided by partnership, mutual respect, and collaboration, we recognise the important role Indigenous communities play in shaping a sustainable future. We seek to support opportunities that contribute to community development and shared prosperity.

Community Engagement and Consultation

Meaningful engagement is central to the way Elevra advances its operations and projects. Across our portfolio, we seek to understand local priorities, provide timely and accessible information, and create opportunities for stakeholders to ask questions, share perspectives, and participate in ongoing dialogue. In FY26, this approach was reflected through engagement activities in both Québec and North Carolina, as Elevra continued to advance the NAL Expansion Project and the Carolina Lithium Project.

For the NAL Expansion Project, Elevra undertook a consultation process to inform stakeholders, gather feedback, and better understand local priorities and concerns. In FY26, this included meetings with the municipalities of Barraute and La Corne, regional organisations, the Monitoring Committee, local interest groups, residents of the Lac Legendre area, and the communities of Abitibiwinni and Lac Simon. Public consultation sessions were also held in Barraute, La Corne, and Amos to present the project, answer questions, and gather community feedback.

The consultations generated valuable and constructive feedback, helping Elevra better understand community expectations and identify key considerations to support the responsible advancement of the project. This input continues to inform project planning and future engagement activities as the NAL Expansion Project moves through the regulatory process.

Community input plays a vital role in shaping the future of the NAL Expansion Project and ensuring its development reflects local priorities and values.

This same approach also guided engagement around the Carolina Lithium Project in North Carolina, where Elevra continued to share project updates, answer questions, and listen to local priorities as the project advances through the permitting process.

Throughout FY26, Elevra engaged with municipal and county officials, community organisations, economic development partners, local residents, and other stakeholders. These engagements included meetings with local government leaders, participation in community events, and ongoing discussions regarding the project’s potential economic, environmental, and workforce benefits. Feedback received through these interactions continues to inform project planning and reinforces Elevra’s commitment to responsible development, transparency, and long-term partnership with the Gaston County community.

In focus: NAL Monitoring Committee

Elevra’s commitment to open dialogue is reflected in the way we create regular spaces for stakeholders to share perspectives, raise questions, and stay informed about our activities.

At NAL, the Monitoring Committee provides one such forum, supporting information sharing and collaboration with local stakeholders. Bringing together representatives from municipalities, local organisations, environmental groups, citizens and Indigenous communities, the Committee provides a structured space to discuss operational performance, environmental management, community priorities, and long-term development plans.

In the last year, the Committee met regularly to review operational updates at North American Lithium (NAL), including environmental monitoring, noise management, production performance, and community feedback. In May, Committee members also visited the site, providing an opportunity to see operations firsthand and deepen their understanding of the project context. Discussions also focused on the NAL Expansion Project, allowing members to better understand project milestones, upcoming activities, and community perspectives while providing an opportunity to raise questions and share feedback.

The Committee played an important role in supporting the consultation process for the NAL Expansion Project. Members shared constructive feedback and local perspectives, helping Elevra identify key priorities and better align future engagement efforts as the project continues to advance.

By creating a regular channel for information sharing and discussion, the Monitoring Committee helps ensure local perspectives remain part of ongoing project planning and operational decision-making at NAL.

The Monitoring Committee is a cornerstone of Elevra’s commitment to transparency, accountability, and meaningful community engagement.

36	Elevra Annual Report 2026

Community Donations and Sponsorships

Supporting strong, vibrant communities is an important part of Elevra’s commitment to responsible development. In FY26, the Company invested CAD$123,000 and US$20,000 in community initiatives, sponsorships, and partnerships across both Québec and North Carolina regions, respectively. These investments were directed toward programs and organisations that contribute to community well-being, economic development, sustainability, youth initiatives, and cultural enrichment.

Through our community investment program, we support initiatives that align with local priorities and help build a resilient regional fabric. By working closely with municipalities, community organisations, Indigenous partners, educational institutions, and local leaders, Elevra contributes to initiatives that generate tangible benefits and strengthen regional prosperity.

Investment Distribution by Category

Through our community investment program, we support initiatives that align with local priorities and help build a resilient regional fabric.

Shaping the Future Together

As Elevra advances its next phase of growth, community engagement will remain central to how we plan and develop our projects.

Elevra will continue to strengthen engagement around both the NAL Expansion Project and the Carolina Lithium Project by maintaining open dialogue, sharing timely information, and listening to local priorities. While each community context is different, our focus remains consistent: to build trust, support informed decision-making, and ensure local perspectives continue to inform responsible project planning.

Elevra will also continue to build its presence around the Moblan Project as planning advances. The upcoming updated Scoping Study will help support a broader dialogue with communities, First Nations, regional partners, and other stakeholders, creating opportunities to share information, better understand local priorities, and foster constructive relationships early in the project development process.

Across these projects, relationships with First Nations and neighbouring communities will remain a priority, supported by more frequent exchanges, collaboration, and initiatives that deliver tangible local benefits. As we continue to grow, our focus remains on being a trusted neighbour, a responsible partner, and a positive contributor to the communities that support our success.

Our success is measured not only by what we produce, but by the strength of the relationships we build and the value we create together.

Elevra Annual Report 2026	37

Risk Management

Risk management is fundamental to Elevra’s ability to achieve its strategic objectives, enhance stakeholder value, and support responsible growth. The Company recognises that effective risk management strengthens decision-making, improves safety and operational performance, and enhances organisational resilience in an increasingly dynamic operating environment.

Elevra’s risk management framework is based on the principles of ISO 31000:2018 and aligns with the ASX Corporate Governance Principles and Recommendations. The framework applies across all business activities, operations and projects and supports the identification, assessment, management and monitoring of strategic, operational, financial, sustainability and emerging risks.

The Board maintains overall responsibility for oversight of risk management and internal control. The Audit and Risk Committee assists the Board by overseeing the effectiveness of the Company’s risk management framework, reviewing material risks, monitoring management actions and providing oversight of assurance activities. Executive Leadership is responsible for implementing the framework and embedding risk management into business planning and operational decision-making.

Business leaders are responsible for identifying, assessing and managing risks within their operations and maintaining effective controls. Corporate functions provide specialist oversight and guidance, while independent assurance activities periodically evaluate the effectiveness of key controls and the broader risk management framework.

Risk management is supported by a culture that encourages proactive identification, transparent reporting and timely escalation of risks. Employees at all levels are responsible for managing risk within their areas of accountability, while leaders reinforce risk-informed decision-making and continuous improvement throughout the organisation.

Strengthening Risk Management

During FY26, Elevra continued to mature its enterprise risk management capability by embedding the framework established during FY25 across the organisation.

Key achievements included:

•	Implementation of the Company’s Risk Management Standard across business functions and operations;

•	Integration of enterprise risk management into strategic planning, capital projects and operational decision-making;

•	Enhancement of a formal Risk Verification and Assurance Program to provide independent assurance over key risk controls;

•	Continued implementation of the Company’s Risk Appetite Statement to support decision-making and escalation of material risks;

•	Enhancement of Board and Executive risk reporting through improved risk performance metrics;

•	Continued development of risk capability through clear accountability across the organisation; and

•	Further integration of climate-related, sustainability and emerging risks into enterprise risk assessments.

During FY26, Elevra implemented an enhanced Risk Verification and Assurance Program to assess the effectiveness of key controls supporting material enterprise risks. Assurance activities include management self-assessments, targeted control verification and independent reviews. Outcomes are reported to Executive Leadership and the Audit and Risk Committee to support continuous improvement of the risk management framework. Climate-related risks and opportunities continue to be incorporated into enterprise risk assessments and strategic planning processes to support resilience, regulatory readiness and long-term value creation.

38	Elevra Annual Report 2026

Risk Materiality

Elevra identifies a material risk as a risk which could significantly impact the achievement of Elevra’s strategic objectives or materially affect financial performance, health and safety, environmental performance, regulatory compliance, reputation, social licence to operate or long-term business sustainability.

Materiality considers both quantitative and qualitative factors. The Risk Appetite Statement guides strategic and operational decision-making by defining acceptable levels of risk across key categories. Risks outside approved tolerances require management action and escalation in accordance with the Company’s governance framework.

The Board regularly reviews the Company’s risk profile to ensure emerging risks, changing market conditions and strategic priorities are appropriately reflected. Management also monitors emerging risks that may influence the Company’s long-term strategy, including geopolitical developments, cybersecurity threats, evolving regulatory requirements, technological advancements, supply chain disruption and changing stakeholder expectations.

Continuous Improvement

Risk management is embedded within Elevra’s governance framework through ongoing monitoring, periodic reassessment of enterprise risks, verification of critical controls and continuous improvement activities.

During FY26, management continued to strengthen the effectiveness of the framework through structured assurance activities, improved risk reporting, enhanced ownership of key risks and ongoing refinement of controls. These activities support informed decision-making, organisational resilience and sustainable value creation for shareholders and stakeholders.

During FY27, Elevra will continue to mature its enterprise risk management capability through expanded assurance activities, enhanced risk reporting, increased use of data-driven insights and continued integration of sustainability and climate-related risks into business planning.

Elevra Annual Report 2026	39

Material Risks

Risk	Description of Risk	Mitigating Actions
1 Safety and Sustainability
Operational Safety	Material safety event within the organisation or failure to comply with regulations or address well-being matters.

Elevra is subject to extensive laws and regulations regarding occupational health and safety, and the risk of non-compliance with those laws and regulations may adversely impact Elevra’s operations, reputation, financial performance and financial position. All operations and development activities continue to have a strong focus on safe production and development.

Elevra incorporates enhanced safety standards within our operations and projects, while also improving the effectiveness of our prevention efforts, critical risk management practices, and the accountability demonstrated across all levels of the organisation. In addition, overall wellness has been incorporated into these programs to ensure balance of overall safety.

Climate Change Risk	Physical and transitional factors that could impact operations, supply chain, stakeholder engagement, or regulatory compliance.

Severe weather events, increased frequency of wild fires and the other challenges posed by climate change are inherently uncertain and have the potential to adversely affect Elevra's operations, supply chain infrastructure and financial performance.

Elevra evaluates future climate scenarios in project planning and operations. There is ongoing monitoring of climate-related risks; with the implementation of decarbonisation initiatives such as electric trucks.

Social and Environment (ESG)	We operate where we engage with local communities, including First Nation groups. Our activities may impact the biodiversity, air and water resources.

Elevra actively engages with all our stakeholders on a regular basis to better understand and address their individual needs. We work with local communities to develop meaningful relationships and regularly carry out social impact assessments on work programs.

We undertake environmental monitoring programs and studies to better understand and mitigate our impact on the environment.

Human Rights	Occurrence of forced labour, debt bondage, child labour, recruitment and labour broker exploitation, wage and employment exploitation, unsafe and inhumane working conditions and restrictions on worker rights and freedom by our suppliers or contractors.

Elevra is subject to extensive laws and regulations regarding human rights in all regions that we work and operate. We expect that our suppliers and contractors follow those same laws and regulations while we also develop contracts that detail our expectation; including our Modern Slavery Statement.

Clauses within our contracts further detail these requirements.

40	Elevra Annual Report 2026

Risk	Description of Risk	Mitigating Actions
2 Operational and Project Risks
Operational Performance	Inability to deliver safe, stable and predictable operational performance. Inability to meet customer specifications for the product.	The performance of North American Lithium continues to target improvements and/or consistency of the quality of product and the ability to meet production targets and tonnages, cost of production and return on capital.

There is a collaborative effort that must be achieved to meet and maintain operational excellence. The experienced and dedicated staff, tools and resources, and the knowledge of contractors are paramount. If there is an incident of any type, a diverse incident management team comes together to determine the root cause while implementing corrective actions.
Major External Events or Natural Disasters	Damage to site infrastructure or offsite transport/energy related infrastructure, disruption to services and suppliers and access to site by employees.

Elevra’s operations are susceptible to certain physical and other risks, including natural disasters, environmental hazards, pandemics and other catastrophic events, which could disrupt production and have a material adverse effect on Elevra’s financial and operational performance.

Contingencies are in place to ensure operational continuity during any route closure/disruption periods. Stocks of critical reagents are maintained to ensure operating continuity.

Permitting	Not all necessary permits and approvals for planned operations are granted or delayed based on projected project timeline.	Elevra is committed to ensuring that all of our operations are in compliance with local and federal rules and regulations. Dedicated staff who are in continuous collaboration with permitting agencies in normal operations and in preparation of new projects allows for effective permitting.
Project Execution	Project portfolio fails to deliver NPV expectations (Cost, Schedule, Revenue).

Elevra understands that all projects have inherent delay and cost risks, particularly in the current challenging global market (pricing, geopolitical instability, logistics, inflation, skilled labour availability, etc.).

Elevra is focused on de-risking the development of these projects by dedicating experienced professionals focused solely to manage these projects, by utilising proven technology based on Elevra’s existing operational expertise and by staging development to smooth capital expenditure and reduce market risk.

Exploration	Failure of the exploration program to result in the discovery of a mineral deposit, an increase in the current mineral resource, or the conversion of any of the mineral resources to ore reserves.

Elevra’s experienced geological team develops detailed plans that take all factors into consideration to ensure that they are provided with the best details to define and determine the scale, quantity and quality of potential resources.

The execution of their plans are controlled well by managing the program and the contractors that support the work.

Staffing and Key Management Personnel	Failure to effectively attract, train and retain employees with the required skillset to implement business strategy in each area where we operate.

Elevra’s operations, financial performance and financial position are dependent on attracting and retaining qualified key personnel.

Elevra relies on the experience, skills and knowledge of its key personnel in Canada, Australia and United States to successfully manage its business. The availability and retention of skilled personnel is highly competitive in the current market, particularly in Canada with current mining industry growth in certain sectors. Elevra relies heavily on critical executive and senior management level individuals, as well as those with niche technical skills. The inability to attract and retain key personnel, including personnel with technical skills, or the unexpected loss of such personnel may adversely affect Elevra’s operations, financial performance and financial position.

Elevra has recently reviewed its approach to retaining key personnel and attracting talent. This includes employee development programs, ensuring a diverse and inclusive work environment and a focus on hiring talent from local communities. The Company provides competitive and fair total remuneration packages, a safe workplace, and a commitment to strong corporate values.

Elevra Annual Report 2026	41

Material Risks continued

Risk	Description of Risk	Mitigating Actions
3 Strategic and Financial Risks
Commodity Price Risk	Fluctuation of the marker lithium price versus basis for revenue forecasting.

The prices of commodities, including lithium, are volatile and such volatility may negatively affect Elevra’s revenue and cash flows.

Commodity prices fluctuate and are affected by many factors beyond Elevra’s control, such as inflation, interest rates and currency exchange.

The price of lithium and the global demand for lithium is also reactive to supply and demand fluctuations. Such fluctuations are influenced by various factors, including the level of consumer demand, potential distribution problems, technological advances, availability of alternatives, global economic and political developments, forward-selling activities and other macro-economic factors. In particular, the demand for lithium is also dependent upon the demand for lithium batteries and battery electric vehicles. Any one of these factors may affect the price of, or demand for, lithium, which in turn may affect the price that Elevra is able to obtain for lithium or the amount of lithium that Elevra can sell.

While the lithium market continues to be volatile, Elevra has endeavoured to manage these risks by establishing operations to be able to operate through a low-price environment and focusing on cost reduction and efficiency opportunities.

Market Changes in the Lithium industry	The demand for lithium is dependent on the use of lithium in end markets, and the general economic conditions.

The growth of Elevra's business, as well as Elevra's financial condition and financial performance, are dependent on the continued growth in demand for lithium chemicals and the growth of the lithium markets generally.

The Company continues to track market trends and navigates risks concerning market changes.

Macro Risk	Global external factors including macro-economic risk affecting profitability and business continuity.

General economic conditions may adversely impact Elevra’s operating and financial performance and financial position, including its future revenues and share price.

Elevra’s operating and financial performance is influenced by a variety of general economic and business conditions, including consumer spending levels, lithium prices, inflation, interest and exchange rates, supply and demand trends, key customer concentration, industrial disruption, availability of debt and capital markets, and government fiscal, monetary and regulatory policies.

While Elevra has limited direct controls over these issues, continued oversight is essential to ensuring the ongoing profitability of the operations and projects.

Geopolitical Risk	Rivalries between geopolitical powers resulting in a fracture of multilateral relations or conflicts with global consequences.

Global and local conflicts, including the threat of increased tariffs, tensions between China and Taiwan and the wars in Ukraine and Iran, could adversely impact Elevra's operations, financial performance and financial position.

While Elevra has limited controls over these external issues, it continuously evaluates threats and risks associated with carrying out business activities with organisations that have a large exposure or concentration in areas with high geopolitical risks to reduce/avoid such risks.

42	Elevra Annual Report 2026

Risk	Description of Risk	Mitigating Actions
Political Risk	Changes in political, regulatory, or fiscal frameworks impacting Elevra's business.

Elevra’s financial performance, operations, share price and profitability may be adversely affected due to circumstances in the countries where Elevra operates, particularly in Canada.

To conduct its business, Elevra must obtain various governmental licenses, permits, authorisations, concessions and other approvals in connection with its activities in relevant jurisdictions, including Canada, Australia and the United States. Such approvals are related to the laws and regulations that govern prospecting, developing, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, surface rights, environmental protection, safety and other matters. Changes in political, regulatory, or fiscal frameworks in these countries could adversely impact Elevra’s financial performance, operations, share price and profitability.

Continuous engagement between key management and government at both national and local levels actively mitigate this risk. Ongoing engagement will ensure these relationships continue.

Liquidity and Funding	Availability of debt or capital on terms acceptable to the Company.

Elevra’s operations and development plans may require additional funding or capital for future activities.

If Elevra is unable to secure adequate external funding or capital on acceptable terms, or at all, its development and expansion plans may be adversely affected.

Fraud, Corruption or Misconduct	Actual or alleged fraudulent or corrupt actions involving Company activities or assets, customers, or suppliers. Contravention of Elevra’s Code of Conduct creating reputational and other issues.

Elevra’s reputation, business and financial performance may be materially and adversely impacted by fraud or violations of anti-bribery and anti-corruption laws.

Group wide policies have been developed to address anti-corruption and fraud. In addition, Elevra’s Code of Conduct defines the required business standards and ethics for the entire workforce (staff, employees, contractors).

Contravention of these policies can result in disciplinary action or dismissal.

Cybersecurity	Failure to prevent cyber attacks, data breaches, or the loss of sensitive corporate or employee data.

Cybersecurity events can have an operational, financial, legal, reputational or regulatory impact. It is important to have the appropriate protections in place to minimise the potential risks that exist.

Elevra has implemented cybersecurity programs, management tools, and detailed access controls. Further evaluations are being conducted to determine other best of class options.

Legal Disputes	Unsuccessful defence of litigation/disputes with other parties.

Elevra acknowledges that as a public company there is the potential risk for litigation or disputes with various parties; which could impact operations, financial performance of financial position.

Elevra has an experienced legal team with accessible external resources to ensure business is conducted ethically and aligns with the Code of Conduct, which defines the required business standards and ethics for the entire workforce (staff, employees, contractors). There are multiple controls and checks and balances to conduct business of a collaborative manner with internal and external stakeholders.

Reporting Errors	Inadvertent/unintentional error in reports that are submitted to various regulatory bodies (ie. financial, environmental).	Elevra’s professionals work diligently to ensure that all reported data is accurate and true; including verifications at different levels internal and external to the organisation. There are times when errors do inadvertently or unintentionally occur. Once realised, all necessary actions are taken to correct the information as timely as possible.
Investor Relations	Securities or industry analysts do not publish research reports about the Company’s business, or they issue an adverse opinion.

Elevra maintains positive relations with research analysts to ensure they have the most recent and relevant information to evaluate the company. Maintaining strong internal personnel with adequate knowledge and capabilities to support all efforts.

Elevra also engages in the appropriate external functions while engaging one on one with investors as required.

Elevra Annual Report 2026	43

44	Elevra Annual Report 2026

Board of Directors

Ms Dawne Hickton

Non-Executive Director and Chair

Independent

Age

68

Location

United States

Term of Office

Ms Hickton has served as a Non-Executive Director since 30 August 2025. On 1 September 2025, she was appointed as Chair of the Board and as Chair of the Company’s Nomination and Remuneration Committee.

Qualifications

Ms Hickton is a graduate of the University of Rochester and earned a Juris Doctor degree from the University of Pittsburgh School of Law.

Experience

Ms Hickton is an experienced executive with extensive leadership roles and exposure to a variety of industries. She serves as Chair, CEO and President of Cumberland Additive Inc., a metal additive manufacturer of solutions for aerospace and other sectors, and served as Vice Chair, President, and CEO of RTI International Metals, a leading producer of titanium mill products and fabricated metal components. Ms Hickton also serves as a Director of Commercial Metals Company, a global leader in steel and metal manufacturing. Ms Hickton’s experience spans strategic planning, operations and corporate governance, making her well suited to Chair the Board of Elevra Lithium.

Current Directorships in other listed entities

Non-Executive Director — Commercial Metals Company (NYSE:CMC)

Former Directorships in other listed entities in the last 3 years

Non-Executive Director — Haynes International, Non-Executive Director — Piedmont Lithium Inc.

Mr Lucas Dow

Managing Director and Chief Executive Officer

Non-Independent

Age

50

Location

Australia

Term of Office

Mr Dow was appointed as a Non-Executive Director on 14 February 2024 and as Managing Director and Chief Executive Officer on 3 July 2024.

Qualifications

Mr Dow holds a Bachelor of Engineering (Mining) Hons. from the University of Queensland.

Experience

Mr Dow is a highly experienced mining executive with a proven track record of outstanding performance across a diverse range of businesses, commodities and geographies, skills which will facilitate Elevra’s next stage of growth as a leading North American lithium producer. As a mining engineer with extensive hands-on operational experience in both the mining resources and the renewable energy sector, Mr Dow is well versed in global resource trends and growth markets.

Current Directorships in other listed entities

Nil

Former Directorships in other listed entities in the last 3 years

Nil

Ms Christina Alvord

Non-Executive Director

Independent

Age

59

Location

United States

Term of Office

Ms Alvord was appointed as a Non-Executive Director on 30 August 2025 and elected as a Director by shareholders at the Annual General Meeting of the Company on 21 November 2025.

Qualifications

Ms Alvord earned degrees in Mechanical Engineering and Political Science from the Massachusetts Institute of Technology and an MBA from Harvard Business School.

Experience

Ms Alvord has a strong background in industrial business leadership and corporate governance, with extensive operating experience across multiple industries, including mining. Ms Alvord’s experience includes serving as President of the Central Division of Vulcan Materials Company, the largest producer of construction aggregates in the United States, and various executive management positions at GE Aviation, including serving as President of GE Aviation-Unison Industries and GE Aviation-Middle River Aircraft Systems. She began her career as a consultant at McKinsey & Co.

Current Directorships in other listed entities

Non-Executive Director — Apogee Enterprises Inc, Non-Executive Director — Albany International Corp

Former Directorships in other listed entities in the last 3 years

Non-Executive Director — Piedmont Lithium Inc.

Elevra Annual Report 2026	45

Board of Directors continued

Ms Laurie Lefcourt

Non-Executive Director

Independent

Age

64

Location

Australia

Term of Office

Ms Lefcourt was appointed as a Non-Executive Director on 16 October 2024 and elected as a Director by shareholders at the Annual General Meeting of the Company on 30 November 2024. Ms Lefcourt is Chair of the Audit and Risk Committee.

Qualifications

Ms Lefcourt holds a Bachelor of Finance and Administration and is a fellow of the Institute of Chartered Accountants of Australia and New Zealand, a Chartered Professional Accountant of Canada and is a graduate of the Australian Institute of Company Directors.

Experience

Ms Lefcourt has an extensive background in financial, strategic and risk management, particularly in the resources, construction, and infrastructure sectors. She has held senior management and executive roles across Rio Tinto, Queensland Rail, Sinopec Oil and Gas, and Wiggins Island Coal Terminal and been involved in the successful development of major projects including both green and brownfield mining projects.

Current Directorships in other listed entities

Non-Executive Director and Audit and Risk Committee Chair — Acrow Ltd and Capral Ltd

Former Directorships in other listed entities in the last 3 years

Nil

Mr Jeffrey Armstrong

Non-Executive Director

Independent

Age

61

Location

United States

Term of Office

Mr Armstrong was appointed as a Non-Executive Director on 30 August 2025 and elected as a Director by shareholders at the Annual General Meeting of the Company on 21 November 2025.

Qualifications

Mr Armstrong holds a Masters of Business Administration from the Darden School of Business, received a Bachelor of Science from the McIntire School of Commerce, and is a Chartered Financial Analyst.

Experience

Prior to his appointment as a Non-Executive Director of the Company, Mr Armstrong was Chair of Piedmont Lithium Inc. Mr Armstrong brings experience in financial management and corporate strategy, having worked as an investment banker for 35 years, including serving as the CEO of North Inlet Advisors, Head of M&A and Corporate Finance at Wachovia, and investment banking roles at Citigroup and Morgan Stanley.

Current Directorships in other listed entities

Nil

Former Directorships in other listed entities in the last 3 years

Non-Executive Director and Chair — Piedmont Lithium Inc

Mr James Brown

Non-Executive Director

Non-Independent

Age

63

Location

Singapore

Term of Office

Mr Brown has served as a Director since 14 August 2013. He held the role of Executive Director and Interim Chief Executive Officer from 27 August 2023 until 3 July 2024 at Sayona Mining. On completion of the merger with Piedmont Lithium Inc., Mr Brown transitioned into a Non-Executive Director role.

Qualifications

Mr Brown holds a Graduate Diploma in Mining from the University of Ballarat and is a Member of the Australian Institute of Company Directors.

Experience

Mr Brown is a senior executive with over 40 years’ experience in the mining industry in Australia, United States, Africa, and Indonesia, including as Managing Director of Morella Corporation Limited. Mr Brown has successfully sourced, developed, and operated numerous key global projects with a focus on lithium and battery materials. He has an extensive global investment network to underpin the capital requirements for project investment and development.

Current Directorships in other listed entities

Managing Director — Morella Corporation Limited Non-Executive Director — Greenwing Resources Limited

Former Directorships in other listed entities in the last 3 years

Nil

46	Elevra Annual Report 2026

Mr Jorge Beristain

Non-Executive Director

Independent

Age

56

Location

United States

Term of Office

Mr Beristain was appointed as a Non-Executive Director on 30 August 2025 and elected as a Director by shareholders at the Annual General Meeting of the Company on 21 November 2025.

Qualifications

Mr Beristain received a Bachelor of Commerce from the University of Alberta and is a Chartered Financial Analyst.

Experience

Mr Beristain was appointed as CFO of Almonty Industries in 2026, which he joined after serving as the Vice President of Finance for Ryerson Holding Corporation from 2022 to 2025 and on the Board of Directors of Ryerson China Limited in 2024 and 2025. He previously served as the Chief Financial Officer of Central Steel & Wire Co., a wholly owned subsidiary of Ryerson where he was integral to its financial transformation, and as Managing Director and Head of Deutsche Bank AG’s Americas Metals & Mining equity research.

Current Directorships in other listed entities

Nil

Former Directorships in other listed entities in the last 3 years

Non-Executive Director and Audit Committee Chair — Piedmont Lithium Inc

Mr Allan Buckler

Non-Executive Director

Independent

Age

79

Location

Australia

Term of Office

Mr Buckler was appointed as a Non-Executive Director on 5 August 2013.

Qualifications

Mr Buckler holds a Certificate in Mine Surveying and Mining, First Class Mine Managers Certificate and Mine Surveyor Certificate from the Queensland Government’s Department of Mines.

Experience

Mr Buckler is a senior executive with over 55 years’ experience in the mining industry and has been directly responsible for the commercialisation of several projects from resource identification through to production in Australia and Indonesia.

Current Directorships in other listed entities

Non-Executive Director — Morella Corporation Limited

Former Directorships in other listed entities in the last 3 years

Non-Executive Director — Interra Resources Limited

Elevra Annual Report 2026	47

Executive Leadership Team

Mr Lucas Dow

Managing Director and Chief Executive Officer

Age

50

Location

Australia

Term of Office

Mr Dow was appointed as a Non-Executive Director on 14 February 2024 and as Managing Director and Chief Executive Officer on 3 July 2024.

Qualifications

Mr Dow holds a Bachelor of Engineering (Mining) Hons. from the University of Queensland.

Experience

Mr Dow is a highly experienced mining executive with a proven track record of outstanding performance across a diverse range of businesses, commodities and geographies, skills which will facilitate Elevra’s next stage of growth as a leading North American lithium producer. As a mining engineer with extensive hands-on operational experience in both the mining resources and the renewable energy sector, Mr Dow is well versed in global resource trends and growth markets.

Current Directorships in other listed entities

Nil

Former Directorships in other listed entities in the last 3 years

Nil

Mr Christian Cortes

Chief Financial Officer

Age

45

Location

Australia

Term of Office

Mr Cortes was appointed as Chief Financial Officer on 20 October 2025.

Qualifications

Mr Cortes holds an Executive MBA from the Australian Graduate School of Management (UNSW), a Graduate Diploma in Chartered Accounting, and a Bachelor of Accounting and Finance from the Institute of Technology of Monterrey.

Experience

Mr Cortes is an experienced business executive with more than 20 years of leadership across finance, strategy, sales and business transformation in the resources and energy sectors. Prior to joining Elevra, he served as Chief Integration and Transformation Officer at Arcadium Lithium, where he led the integration of the Livent and Allkem merger, having previously held senior executive roles including Chief Financial Officer and Chief of Sales and Marketing at Allkem.

Current Directorships in other listed entities

Nil

Former Directorships in other listed entities in the last 3 years

Nil

Mr Sylvain Collard

Chief Operating Officer and President Canada

Age

47

Location

Canada

Term of Office

Mr Collard joined the Company in October 2022 as Chief Operating Officer of Canada and was appointed as Interim President Canada in January 2024 and as President in July 2024.

Qualifications

Mr Collard holds a degree in Mechanical Engineering and is PMP Certified.

Experience

Mr Collard is a specialist in mine project management and continuous process improvement, with extensive experience in operations management across both open pit and underground mines. Throughout his career, he has successfully led major mining projects in multiple jurisdictions, including Québec, Ontario, West Africa and the United States. His track record demonstrates strong expertise in delivering operational excellence, driving efficiency, and fostering team development in complex and diverse environments.

Current Directorships in other listed entities

Nil

Former Directorships in other listed entities in the last 3 years

Nil

48	Elevra Annual Report 2026

Directors’ Report

The Directors present their annual report of Elevra Lithium Limited (the ‘Company’) and its controlled entities (the ‘Consolidated Group’ or ‘Group’) for the financial year ended 30 June 2026. To comply with the provisions of the Corporations Act 2001, the directors report as follows:

Directors

The following persons held office as a Director of Elevra Lithium Limited during the financial year and up to the date of this report, unless otherwise stated:

Name, qualification and independence status	Experience, special responsibilities and other directorships

Ms Dawne Hickton BA, JD Independent Non-Executive Director and Chair	Ms. Hickton serves as Chair of the Elevra Board and Chair of the Nomination and Remuneration Committee. She served as a member of the Piedmont Board from March 2024 until the Merger. Since June 2019, Ms. Hickton has served as the Chair and CEO of Cumberland Additive, Inc., a woman-led innovative new technology specialty metals additive manufacturing company. From December 2022 to December 2024, Ms. Hickton served on the National Space Council Users’ Advisory Group, chaired by the Vice President of the United States, and which serves to enable and propel the United States’ space goals. From June 2019 to June 2022, she served as Executive Vice President of Jacobs Solutions Inc. (NYSE: J), an international technical professional services firm that provides engineering, technical, professional, and construction services, and President of its Critical Mission Solutions business line, which provides engineering design and support services for NASA, the U.S. Department of Energy and other national security priorities. From 2007 to 2015, she served as Vice Chair, President, and CEO of RTI International Metals, Inc. (formerly, NYSE: RTI), previously, a billion-dollar, vertically integrated global supplier of titanium mill products and fabricated metal components. Ms. Hickton also serves on the boards of Vmo Air (backed by funds managed by Ares Management Corp. (NYSE: ARES)), a provider of liquidity and fleet solutions to airlines, lessors, and original equipment manufacturers, and Commercial Metals Company (NYSE:CMC), a global leader in the sustainable recycling, manufacturing and fabrication of steel and construction solutions. She previously served on the boards of Jacobs Solutions Inc. (NYSE: J) from 2015 to 2019, Triumph Group, Inc. (NYSE: TGI) from 2015 to 2019 and Haynes International, Inc. (Nasdaq: HAYN) from 2017 to 2024. Ms. Hickton also served as a Director (from 2012 to 2020) and Chair (from 2018 to 2020) at the Federal Reserve Bank of Cleveland and Chair of Chairs of all the U.S. Federal Reserve Banks in 2020. Ms. Hickton is a graduate of the University of Rochester, and received her J.D. from the University of Pittsburgh School of Law.

Mr Lucas Dow B.Eng (Mining) Hons Managing Director and Chief Executive Officer	Mr. Dow serves as Managing Director and Chief Executive Officer of Elevra and is part of Elevra’s Executive KMP. Mr. Dow is a highly experienced mining executive with a proven track record of outstanding performance across a diverse range of businesses, commodities and geographies, skills which should facilitate Elevra’s next stage of growth as a leading North American lithium producer. As a mining engineer with extensive hands-on operational experience in both the mining resources and the renewable energy sector, Mr. Dow is well versed in global resource trends and growth markets. Mr. Dow holds a Bachelor of Engineering (Mining) Hons. from the University of Queensland.

Ms Christina Alvord B.Eng (Mech), MA.Eng (Mech), MBA Independent Non-Executive Director	Ms. Alvord serves as a Non-Executive Director and member of the Nomination and Remuneration Committee. She served as a member of the Piedmont Board from January 2023 until the Merger. She served as President of the Central Division of Vulcan Materials Company (NYSE: VMC), the nation’s largest producer of construction aggregates, from 2019 to 2021. She served as Vulcan’s President of the Southern & Gulf Coast Division, from 2017 to 2019, and Vice President of Corporate Planning and Performance Improvement, from 2016 to 2017. Before joining Vulcan, Ms. Alvord held various executive management positions at GE Aviation, a subsidiary of General Electric, including serving as President of GE Aviation-Unison Industries and GE Aviation-Middle River Aircraft Systems. Ms. Alvord also serves on the boards of Apogee Enterprises, Inc. (Nasdaq: APOG), a provider of architectural products and services, and Albany International Corp. (NYSE: AIN), a developer and manufacturer of engineered components. She began her career as a strategy consultant at McKinsey & Co. Ms. Alvord received a B.S. in Political Science and a B.S. and M.S. in Mechanical Engineering from the Massachusetts Institute of Technology, and an M.B.A. from Harvard Business School.

Elevra Annual Report 2026	49

Name, qualification and independence status	Experience, special responsibilities and other directorships

Mr Jeffrey Armstrong B.Science, MBA, CFA Independent Non-Executive Director	Mr. Armstrong serves as a Non-Executive Director and member of the Audit and Risk Committee. He served as the Chair of the Piedmont Board from May 2021 until the Merger and also served as chair of Piedmont’s predecessor company. He served as Managing Partner of North Inlet Advisors, a FINRA-regulated entity, from 2009 until 2022. North Inlet provides investment banking services to middle-market companies in the industrial, consumer, and agricultural spaces. Prior to 2009, Mr. Armstrong served as Head of Mergers and Acquisitions, Private Equity Coverage and Leveraged Capital at what is now Wells Fargo’s Investment Bank. Mr. Armstrong also worked as an investment banker in the late 1980s and 1990s for Citigroup and Morgan Stanley. Mr. Armstrong has served on the boards of private companies in the chemical, solar, health care device, and direct-to-consumer sectors. He received an M.B.A. from the University of Virginia Darden School of Business, a B.S. from the McIntire School of Commerce and is a Chartered Financial Analyst. Mr. Armstrong resides in Charlotte, North Carolina, and is actively engaged in the community.

Mr Jorge Beristain B. Commerce, CFA Independent Non-Executive Director	Mr. Beristain serves as a Non-Executive Director and member of the Audit and Risk Committee. Prior to his appointment as a Non-Executive Director of Elevra, Mr. Beristain was Chair of the Audit Committee of Piedmont Lithium for a period of six years prior to the Merger. Mr. Beristain is currently the Chief Financial Officer of Almonty Industries Inc, a leading global producer of tungsten critical to U.S. defense and advanced technology industries. He was previously the Vice President of Finance for Ryerson Holding Corporation (NYSE: RYI) from 2022 to 2025 and served on the Board of Directors of Ryerson China Limited in 2024 and 2025. With revenue of over $5 billion, Ryerson is a leading value added processor and distributor of industrial metals with over 110 global locations, supplying the industrial, transport, consumer, construction and energy sectors. He previously served as the Chief Financial Officer of Central Steel & Wire Co., a wholly owned subsidiary of Ryerson, since 2019 where he was integral to its financial transformation. From 2000 to 2017, Mr. Beristain served as Managing Director and Head of Deutsche Bank AG’s Americas Metals & Mining equity research, where he was consistently ranked by institutional investors as one of the top analysts in the U.S. During his more than 20-year career on Wall Street, Mr. Beristain has lived and worked in the U.S., Latin America, and Canada and visited hundreds of industrial companies worldwide. Mr. Beristain’s financial acumen and industry insights will enhance the merged group’s board strategic financial oversight. Mr. Beristain received a Bachelor of Commerce from the University of Alberta and is a Chartered Financial Analyst (CFA) holder.

Mr James Brown[1] Grad. Dip Mining, MAICD Non-Executive Director	Mr. Brown serves as a Non-Executive Director and member of the Nomination and Remuneration Committee. Mr. Brown held the role of Executive Director and Interim Chief Executive Officer of Elevra from August 2023 until July 2024. Mr. Brown transitioned to a Non-Executive Director immediately after the effective time of the Merger. Mr. Brown currently serves as Managing Director of Morella Corporation Limited and as a Non-Executive Director of Greenwing Resources Limited. Mr. Brown has over 40 years’ experience in the mining industry in Australia, the United States, Africa and Indonesia, including the last 15 years as Managing Director of Morella Corporation Limited. Mr. Brown has successfully sourced, developed and operated numerous key global projects with a focus on lithium and battery materials. He has an extensive global investment network to underpin the capital requirements for project investment and development. Mr. Brown holds a Graduate Diploma in Mining from University of Ballarat and is a Member of the Australian Institute of Company Directors.

Mr Allan Buckler Cert. Mine Surveying and Mining Independent Non-Executive Director	Mr. Buckler serves as a Non-Executive Director and member of the Audit and Risk Committee. Mr. Buckler currently serves as a Non-Executive Director of Morella Corporation Limited. He also previously served as Non-Executive Director of Interra Resources Limited. Mr. Buckler has over 55 years’ experience in the mining industry and has been directly responsible for the commercialisation of several projects from resource identification through to production in Australia and Indonesia. Mr. Buckler holds a Certificate in Mine Surveying and Mining, First Class Mine Managers Certificate and Mine Surveyor Certificate from the Queensland Government’s Department of Mines.

50	Elevra Annual Report 2026

Name, qualification and independence status	Experience, special responsibilities and other directorships

Ms Laurie Lefcourt B.Fin and Admin, FCA (Australia and New Zealand), CPA (Canada), GAICD Independent Non-Executive Director	Ms. Lefcourt serves as a Non-Executive Director, as Chair of the Audit and Risk Committee and member of the Nomination and Remuneration Committee. Ms. Lefcourt holds a bachelor’s degree in finance and administration, is a fellow of the Chartered Accountants Australia and New Zealand (FCA) as well as a graduate of the Australian Institute of Company Directors (GAICD). Ms. Lefcourt’s career spans more than 30 years, during which she has built a portfolio of leadership positions across various sectors, including resources, energy, transportation, and government. Her extensive experience in finance, governance, and project management is aligned with Elevra’s current and future objectives. Ms. Lefcourt’s expertise has been critical in supporting organisations through periods of significant change and growth. Ms. Lefcourt’s career began at Ernst & Young in Canada, where she gained her Chartered Accountant (CA) qualifications. Upon relocating to Australia, she joined Ansett Airlines in Melbourne as Manager of Finance, Audit, and Payroll, before moving into the mining sector with Rio Tinto. At Rio Tinto, Ms. Lefcourt held several senior positions, including Deputy CFO of Rio Tinto Coal, where she managed financial operations for a business spanning seven operational sites. She played a key role in the development of the Hail Creek Coal Mine, overseeing both financial and operational functions, including risk management and safety. Her corporate experience continued to expand when Ms. Lefcourt joined QR Limited, where she led financial management during the company’s major transition, including the demerger of Queensland Rail’s freight business (now Aurizon). As General Manager of Finance and later Acting CFO, she was responsible for managing over 200 finance staff and overseeing a $1.8 billion organisation. During her tenure, Ms. Lefcourt introduced forward-looking financial planning systems, which significantly improved financial governance and accountability across the organisation. In addition to her corporate roles, Ms. Lefcourt has a wealth of experience in the resources sector. After transitioning to a portfolio career, she established her consultancy, Sage Strategies, where she worked on projects for major clients. Ms Lefcourt was employed on a short term contract for Sinopec Oil and Gas as CFO with the responsibility of overseeing the management of their investment in the APLNG project.

Mr Paul Crawford[2] B.Bus, Grad.Dip Bus.Lawm M.Fin.Mgmt, CPA Non-Executive Director

Extensive commercial experience within the resources industry. Formerly Chief Financial Officer and Company Secretary of Sayona Mining Limited. Director since 10 March 2000. Mr Crawford retired as a Director on 30 August 2025 upon completion of the merger with Piedmont Lithium.

Mr Philip Lucas[3] LL.B, JD Independent Non-Executive Director

Practising lawyer with extensive knowledge of the Australian corporate and resources sectors. Director from 27 August 2023 until 30 August 2025 when he retired as a Director upon completion of the merger with Piedmont Lithium.

1	Mr Brown stepped down as Interim Chief Executive Officer on 3 July 2024 and served as an Executive Director until the completion of the merger between Piedmont Lithium Inc. and Sayona Mining Limited on 30 August 2025. On 30 August 2025, Mr Brown became a Non-Executive Director of the Company.
2	Mr Crawford served as Executive Director and Company Secretary until 5 August 2024. He was appointed as a Non-Executive Director on 6 August 2024 and retired as a Non-Executive Director on 30 August 2025.
3	Mr Lucas retired as a Non-Executive Director on 30 August 2025.

Further information on the Directors’ qualifications, experience and special responsibilities are set out in this report on pages 45–47.

Directorships of other listed companies held by directors in the 3 years immediately before the end of the financial year are as follows:

Director	Directorships

Dawne Hickton	Cumberland Additive, Inc. (Chair, CEO and President)
Commercial Metals Company (NED)
Piedmont Lithium Inc. (NED)—ceased 30 August 2025

Laurie Lefcourt	Acrow Limited (NED)
Capral Limited (NED)

Allan Buckler	Morella Corporation Limited (NED)

Christy Alvord	Apogee Enterprises Inc. (NED)
Albany International Corp. (NED)
Piedmont Lithium Inc. (NED)—ceased 30 August 2025

James Brown	Morella Corporation Limited (MD)
Greenwing Resources Limited (NED)

Jorge Beristain	Piedmont Lithium Inc. (NED)—ceased 30 August 2025

Jeffrey Armstrong	Piedmont Lithium Inc. (NED and Chair)—ceased 30 August 2025

Elevra Annual Report 2026	51

Company Secretary

Mr Dylan Darbyshire-Roberts is the Group Company Secretary and General Counsel. Mr Roberts is a Fellow of the Institute of Chartered Secretaries and Administrators and The Governance Institute of Australia, and a Solicitor of the Supreme Court of Western Australia. Mr Roberts has over 25 years of experience in governance and legal affairs with extensive knowledge across a diverse range of industries.

Meetings of Directors

The number of meetings of the Board of Directors and of each Committee attended by each Director during the year ended 30 June 2026 were:

	Board Meetings		Audit and Risk Committee		Nomination and Remuneration Committee
Director	Attended[1]	Eligible[2]	Attended[1]	Eligible[2]	Attended[1]	Eligible[2]
Dawne Hickton[3]	7	7	–	–	6	6
Lucas Dow	9	9	–	–	–	–
Christina Alvord[3]	7	7	–	–	6	6
Jeffrey Armstrong[3]	7	7	4	4	–	–
Jorge Beristain[3]	7	7	4	4	–	–
James Brown	9	9	–	–	6	6
Allan Buckler	8	9	4	5	1	1
Paul Crawford[4]	2	2	–	–	–	–
Laurie Lefcourt	9	9	5	5	7	7
Philip Lucas[4]	2	2	1	1	1	1

1	Number of meetings attended during the year.

2	Number of meetings held during the year while the Director was a member of the Board or a member of the Committee.

3	Ms Hickton, Ms Alvord, Mr Armstrong and Mr Beristain were appointed as Non-Executive Directors on 30 August 2025.

4	Mr Crawford and Mr Lucas resigned as Non-Executive Directors on 30 August 2025.

As at 30 June 2026:

1	The Audit and Risk Committee comprises four members, all of whom are Non-Executive Directors and all of whom, including the Chair (Ms Laurie Lefcourt), are independent;

2	The Nomination and Remuneration Committee comprises four members, all of whom are Non-Executive Directors and the majority of whom are independent. Further, the Chair of the Nomination and Remuneration Committee (Ms Dawne Hickton) is an independent, Non-Executive Director.

Principal Activities

The principal activities of the Group during the year were lithium mining and processing at North American Lithium (NAL) and ongoing identification, evaluation and development of its global portfolio of mineral exploration assets, predominantly focusing on lithium.

There were no other significant changes in the Group’s principal activities during the year.

Operational and Financial Review

The Group’s operations during the year ended 30 June 2026 have been focused on the operation and development of its global lithium assets, primarily within respect to North American Lithium in Québec. A review of the Group’s operations and financial performance for the year ended 30 June 2026 is set out in the Operating and Financial Review on pages 9–43 of this report.

The Group’s consolidated profit after income tax for the year ended 30 June 2026 was US$44 million (2025: US$247 million loss). The profit for the year ended 30 June 2026 reflected improved lithium market conditions, net favourable impacts from the reversal of the NAL impairment and inventory write-up partially offset by merger-related accounting impacts, and the benefit of savings generated from merger synergies during the period. At 30 June 2026, the Group’s consolidated financial position comprises total assets of US$905 million (2025: US$427 million), total liabilities of US$178 million (2025: US$116 million) and net assets of US$727 million (2025: US$311 million). The Group reported cash and cash equivalents of $255 million (2025: $47 million) as at 30 June 2026.

52	Elevra Annual Report 2026

External Factors and Risks Affecting the Group’s Results

The Group has robust risk management processes and internal compliance and control systems in place to address material business risks. Information relating to the risks affecting the Group’s results is set out in the Operating and Financial Review on pages 9–43 of this report.

Significant Changes in the State of Affairs

Merger of Sayona Mining and Piedmont Lithium

On 30 August 2025, Sayona Mining Limited (‘Sayona’) and Piedmont Lithium Inc. (‘Piedmont’) completed the definitive merger agreement (the ‘Merger’) announced on 19 November 2024 following receipt of the requisite shareholder approval. The merger formed a leading North American lithium producer with an approximate 50:50 equity split, prior to dilution, of shareholders of Sayona and Piedmont. The merger is anticipated to create synergies by integrating production capabilities, expanding operational efficiencies and creating a company with a significant project portfolio and stronger financial position to enhance its ability to meet growing demand for lithium products.

Director and Leadership Changes

Concurrent with the Merger, the Group expanded its Board with the appointment of Ms Dawne Hickton, Mr Jeffrey Armstrong, Mr Jorge Beristain, and Ms Christina Alvord as Non-Executive Directors, effective 30 August 2025. In addition to serving as a Non-Executive Director, Ms Hickton was appointed as Chair of the Company. Further, as required under the Company’s Constitution, these Directors retired and were subsequently elected as Non-Executive Directors by shareholders at the Company’s Annual General Meeting on 21 November 2025.

Mr Paul Crawford and Mr Philip Lucas resigned as Non-Executive Directors upon completion of the Merger on 30 August 2025.

On 20 October 2025, the Group announced the appointment of Mr Christian Cortes as Chief Financial Officer to support the Company’s operational focus and continued development and growth initiatives following the resignation of Mr Dougal Elder. Mr Cortes brings more than 20 years of international experience in the finance and resources sector, including as the Chief Integration and Transformation Officer at Arcadium Lithium and Chief Financial Officer and Chief of Sales and Marketing at Allkem Limited.

Share Consolidation and Corporate Name Change

As approved by Sayona shareholders at the Extraordinary General Meeting held on 31 July 2025 (‘2025 EGM’), the Share Consolidation of every 150 Sayona shares held by a Sayona shareholder into 1 Sayona share was completed on 22 September 2025. Additionally, Sayona American Depositary Shares (‘ADS’), which trade on the Nasdaq under ticker ‘ELVR’, were adjusted such that each Sayona ADS represents 10 Sayona shares, with no changes to the number of Sayona ADSs issued and outstanding.

Further, the Corporate Name Change to Elevra Lithium Limited (as approved by shareholders at the 2025 EGM) took effect on 26 September 2025 when the Company’s ticker symbol for Elevra ordinary shares traded on the Australian Securities Exchange was changed to ‘ELV’. The Corporate Name and ticker changes did not impact the rights of shareholders.

Strategic Growth Portfolio Rationalisation

In May 2026, the Company entered into an agreement to sell its interests in the Ewoyaa Lithium Project in Ghana to Zhejiang Huayou Cobalt Co., Ltd. (‘Huayou’) for cash consideration of approximately US$71 million, before applicable fees and taxes, subject to customary closing conditions. The transaction is still subject to Ghanaian Ministerial approvals and at present is expected to complete during Q1 FY27. The divestment is consistent with the Company’s strategy of monetising non-core assets to strengthen its balance sheet while maintaining focus on advancing its North American operating and development portfolio.

Capital Management

On 13 May 2026, the Group completed a US$196 million (A$275 million) fully underwritten placement to institutional, professional and sophisticated investors (Placement), resulting in the issuance of approximately 22.5 million fully paid ordinary shares at an issue price of A$12.20 per share.

In conjunction with the fully underwritten placement, Elevra also announced that the Canada Growth Fund (CGF) would invest approximately US$102 million (C$145 million) via the issue of Convertible Notes across two tranches. Issuance of the Convertible Notes is subject to the satisfaction of customary conditions including completion of the fully underwritten placement and shareholder approval.

In addition, on 5 June 2026, the Group completed a US$11 million (A$16 million) Share Purchase Plan. Under the Share Purchase Plan, approximately 1.275 million fully paid ordinary shares were issued to eligible shareholders at an issue price of A$12.20 per share (equivalent to the issue price under the Placement).

There were no other significant changes in the Group’s state of affairs during the year.

Elevra Annual Report 2026	53

Dividends

No dividends were declared or paid during the financial year.

Significant Events after Reporting Date

On 16 July 2026, Elevra Lithium Limited held an Extraordinary General Meeting where shareholders approved, amongst other resolutions, the issuing of the Tranche 1 Convertible Notes of approximately US$46 million (C$65 million) to CGF. The Tranche 1 Convertible Notes have an initial conversion price of A$17.17. The Tranche 1 Convertible Notes were issued to a subsidiary of CGF on 31 July 2026 and the proceeds were received on that date. Issuance of the approximately US$56 million (C$80 million) Conditional Tranche (Tranche 2) remains subject to the satisfaction of certain conditions including Elevra’s election to proceed with drawing on the facility and shareholder approval.

Additionally, on 7 August 2026, Elevra announced that it completed a sale of the Company’s rights, interests and obligations on tenement E45/2364, or Tabba Tabba, in Western Australia to Wildcat Resources Limited (ASX: WC8) (‘Wildcat’). As consideration under the transaction, Elevra received approximately US$3.5 million (A$5.0 million) in cash, US$5.6 million (A$8.0 million) in Wildcat ordinary shares, and US$2.1 million (A$3.0 million) in deferred cash payable six months after Wildcat announces a completed feasibility study for its Tabba Tabba project. Elevra also retained exposure to the tenement should Wildcat have exploration success with the Company receiving rights to contingent cash payments of A$0.70 per tonne for each tonne of JORC Pegmatite Mineral Resource announced by Wildcat within E45/2364.

On 20 August 2026, Elevra announced that it had entered into an indicative term sheet with Morella Corporation Limited (ASX: 1MC) (“Morella”) to expand the scope of the existing Morella Lithium Joint Venture earn-in and joint venture agreement. Under the proposed terms of the agreement, Elevra will transfer the Deep Well (E47/3829), Mt Dove (E47/3950), Station Peak (ELA47/4870) and Mount Satirist (ELA47/4872) tenements in Western Australia into the Morella Lithium Joint Venture where Morella will own a 51% interest in the tenements subject to incurring A$300,000 of qualified exploration expenditures within a two-year period. If a final agreement is completed and Morella satisfies the required spend, Elevra would retain a 49% interest in the tenements.

Lastly, on 21 August 2026, Elevra announced that it had executed a binding Spodumene Concentrate Supply Agreement with Mangrove Lithium for the future supply of spodumene concentrate produced at NAL. This definitive and binding agreement builds on the Non-Binding Memorandum of Understanding between the two parties announced on 10 February 2026 and now includes the final agreed technical, logistics and commercial terms.

No other matters or circumstances have arisen since the end of the reporting period that have significantly affected or may significantly affect the operations, results of operations or state of affairs of the Group in subsequent periods.

Likely Developments

The Group remains focused on improving operating efficiencies, expanding resources, developing assets, and completing the NAL Brownfield Expansion. Elevra is well positioned to operate under current lithium market conditions. Further information about likely developments in the operations of the Group and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the Group.

Environmental Regulation and Performance

Elevra seeks to be compliant with all applicable environmental laws and regulations relevant to its operations.

The Group’s operations are subject to environmental regulation under the law in Australia, the United States and Canada. The Directors monitor the Group’s compliance with environmental regulation under law in relation to its exploration, mining, and processing activities.

The Group holds all necessary approvals to undertake mining, processing and construction activities at its North American Lithium operation. Technical studies prepared in relation to the restart and expansion of operations at NAL and development of Moblan provide Directors with information and technical details in relation to the environmental regulations as they apply to mining and manufacturing operations.

In addition, the Authier Lithium Project is subject to review procedures under the BAPE (Bureau d’audiences publiques sur l’environnement) as the Group seeks permitting approval to develop and operate a new mine. The NAL Brownfield Expansion project will be evaluated by the relevant regulatory authorities as the Group seeks to obtain the permits required to expand the existing NAL mine and processing operation. The Moblan Lithium Project will be evaluated by the relevant regulatory authorities as the Group seeks to obtain the permits required to develop a new mine.

A robust management system is employed to support regulatory compliance obligations with respect to environmental performance management. Voluntary disclosures are provided to the relevant regulator when required, and external auditors can be utilised to support compliance management. The Directors are not aware of any material compliance breach arising during the year and up to the date of this report.

54	Elevra Annual Report 2026

Directors Interests

At the date of this report, the relevant interests of the Directors in the ordinary shares and equity rights of the Company are as follows:

Director	Ordinary shares (or equivalent)	Equity rights[1]
D Hickton	27,140	–
L Dow	19,127	637,892
C Alvord	32,730	–
J Armstrong	228,560	–
J Beristain	149,040	–
J Brown	71,714	–
A Buckler	750,595	–
L Lefcourt	9,384	–

1	Vesting conditions attached to the equity rights are set out in the footnotes to Note 25 to the financial statements.

The total number of equity rights over the ordinary shares of the Company as at 30 June 2026 is set out in Note 25 to the financial statements.

No equity rights over the ordinary shares of the Company are held by Non-Executive Directors at the date of this report.

Unissued Shares Under Options

At the date of this report, the total number of unissued shares under options over the ordinary shares of the Company are as follows:

	Number of options	Exercise price	Expiry date
RCF Options[1]	8,000,000	$4.80	31-Dec-28
Waratah Options[2]	56,678	$18.30	12-May-29

1	Refer to ASX announcements entitled Merger Update and RCF Extension dated 12 August 2025, Appendix 3B dated 12 August 2025 and Appendix 3G dated 30 June 2026.
2	Refer to ASX announcement entitled Elevra Announces Purchase of Moblan Offtake Rights dated 12 May 2026.

Options do not confer any dividend or voting rights until they convert into fully paid ordinary shares. Each option is entitled to be converted into one ordinary share in Elevra Lithium Limited.

Unissued Shares Under Equity Rights

All equity rights were granted in the current financial year. No equity rights have been granted since the end of the financial year.

At the date of this report, the total number of unissued shared under equity rights over the ordinary shares of the Company are as follows:

	Number of equity rights	Grant date	Vesting date
FY25 Deferred Short-Term Incentive Plan[1]	243,936	28-Nov-24	31-Oct-26
FY25 Employee Share Plan[1]	202,287	31-Dec-24	1-Jan-27
FY25 Long-Term Incentive Plan[1]	620,688	28-Nov-24	31-Aug-27
FY26 Deferred Short-Term Incentive Plan	400,166	21-Nov-25	30-Sep-27
FY26 Employee Share Plan	67,794	31-Dec-25	1-Jan-27
FY26 Long-Term Incentive Plan	924,941	21-Nov-25	31-Aug-28

1	Equity rights relate to equity awards granted to employees for nil consideration, subject to performance and service conditions being met. Refer to Note 25 to the financial statements for further detail on the outstanding equity awards.

Equity rights do not confer any dividend or voting rights until they convert into ordinary shares at vesting, nor do they confer any rights to participate in a share issue. No equity awards are eligible for a Dividend Equivalent Payment.

Elevra Annual Report 2026	55

Remuneration of Key Management Personnel

Information about the remuneration of key management personnel is set out in the remuneration report section of this directors’ report starting on page 60. The term ‘key management personnel’ refers to those persons having authority and responsibility for planning, directing and controlling the activities of the consolidated entity (ie. group), directly or indirectly, including any director (whether executive or otherwise) of the consolidated entity.

Unissued Shares Under Equity Rights Granted to Officers

During the financial year, an aggregate of 991,494 equity rights were granted to the following five highest remunerated officers of the company and its controlled entities as part of their remuneration.

Name of officer	Number of equity rights	Grant date
L Dow	334,558	21-Nov-25
S Collard	253,954	21-Nov-25
C Cortes	133,037	21-Nov-25
D Roberts	113,015	21-Nov-25
A Barber	98,791	21-Nov-25

Indemnification of Directors

During the year, the Group paid insurance premiums to indemnify each of the Directors and executive officers of the Company (and of any related body corporate) against liabilities incurred in defending any legal proceedings arising as a result of work performed in their capacity as a Director or officer of the Group, other than conduct involving a wilful breach of duty in relation to the Group. The relevant contracts of insurance include a prohibition on disclosure of the premium paid and nature of the liabilities covered under the policy.

Indemnification of Auditors

The Group has not given an indemnity or entered into any agreement to indemnify, or paid or agreed to pay insurance premiums in respect of any person who is or has been an auditor of the Group or a related body corporate during the year and up to the date of this report.

Non-Audit Services

The following non-audit services were provided by the entity’s auditor, Ernst & Young. The directors, in accordance with advice provided by the Audit and Risk Committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

FY26 $
Ernst & Young (Australia)
Other assurance services — post-appointment[1]	$7,046
Overseas member firms of Ernst & Young (Australia)
Other services — post-appointment[2]	$63,578

1	The amount reported relates to other assurance services associated with the proposed merger of Piedmont and Sayona. As the merger was announced on 19 November 2024, these services were provided post-appointment of Ernst & Young as the Group’s auditor.
2	The amount reported relates to Canadian tax compliance services which were provided post-appointment of Ernst & Young as the Group’s auditor, with the majority of these services currently in the process of being transitioned to KPMG.

Details of the amounts paid or payable to the auditor, Ernst & Young, for audit and non-audit services provided during the year are set out in Note 24 to the financial statements.

Proceedings on Behalf of Elevra Lithium Limited

No person has applied for leave of Court to bring proceedings on behalf of the Group or intervene in any proceedings to which the Group is a party for the purpose of taking responsibility on behalf of the Group for all or any part of those proceedings.

The Group was not a party to any such proceedings during the year.

Corporate Governance

The Group’s FY26 Corporate Governance Statement is available at: elevra.com/about/corporate-governance/

Auditor’s Independence Declaration

The Group’s auditor has provided an independence declaration in accordance with the Corporations Act, which is set out on page 81 and forms part of this report.

Rounding of Amounts

Elevra Lithium Limited is an entity to which section 7 of Australian Securities and Investments Commission Corporations (Rounding in Financial/Directors’ Reports) Instrument 2026/183 applies. In accordance with that section, amounts in the directors’ report and financial statements have been rounded to the nearest thousand dollars, unless otherwise stated.

56	Elevra Annual Report 2026

Elevra Annual Report 2026	57

Letter from Chair of Nomination and Remuneration Committee

Dear Shareholders,

On behalf of the Board, I am pleased to present the Remuneration Report for Elevra Lithium Limited for the financial year ended 30 June 2026.

This Remuneration Report outlines the Company’s remuneration philosophy, frameworks and outcomes, and how they are aligned with our strategic priorities and the creation of long-term shareholder value.

During the year, Elevra Lithium Limited was formed through completion of the merger between Piedmont Lithium Inc. and Sayona Mining Limited, creating North America’s leading hard-rock lithium producer, dual-listed on the ASX and Nasdaq. The integration of the two organisations progressed with focus and discipline under the continued leadership of Mr Lucas Dow as Managing Director and Chief Executive Officer. Mr Christian Cortes was appointed Chief Financial Officer effective 20 October 2025, further strengthening the Executive Leadership Team.

58	Elevra Annual Report 2026

Our Year in Review

FY26 was a transformational year for Elevra, marked by the completion of the merger between Piedmont and Sayona. Overall, the Company delivered solid operational and financial outcomes while advancing key strategic initiatives.

At North American Lithium (NAL), production exceeded the revised guidance range announced with the December 2025 quarterly results (refer to the ASX announcement entitled December 2025 Quarterly Activities Report dated 28 January 2026) and was delivered within the Company’s original guidance range. The NAL operation maintained strong mill utilisation and improved lithium recoveries during the second half of FY26, culminating in record monthly production in May 2026 and reflecting the effectiveness of measures implemented to address temporary mining challenges. Increased mining activity contributed to higher inventory costs and unit operating costs per tonne sold.

Despite a reduction in tonnes sold compared with FY25, revenue increased 39 percent year-on-year as the Company benefited from improved lithium market conditions and targeted initiatives to enhance realised pricing, including limited forward sales arrangements and logistics optimisation measures.

Safety performance improved significantly during FY26, with the Total Recordable Injury Frequency Rate (TRIFR), reported on a 1,000,000 work-hour basis, improving to 6.9 from 20.8 in FY25. This represents a 67 percent year-on-year improvement and reflects the continued emphasis on strengthening Elevra’s risk management culture and commitment to safe operations.

Elevra also advanced several strategic priorities during the year. The Company completed the merger and generated US$19 million in annualised synergies through the integration of the two organisations. Elevra progressed its growth portfolio through updated Mineral Resource and Ore Reserve Estimates at NAL and Moblan, entered into an agreement to divest its interest in the Ewoyaa Project to sharpen its focus on core North American assets, and released an Updated Scoping Study, secured funding and commenced the staged NAL Brownfield Expansion.

The Company also advanced its downstream strategy through a non-binding Memorandum of Understanding with Mangrove Lithium which post year end was finalised as a definitive agreement. This will result in NAL supplying spodumene concentrate for conversion into lithium chemicals within Canada, creating the potential to improve economics for Elevra while contributing to the development of a North American supply chain.

Executive Remuneration

In FY26, business performance was assessed against sustainability, operational and financial performance, and strategic objective measures.

Sustainability and strategic objective measures achieved stretch performance whilst operational and financial performance measures were below target but above threshold. As a result, the business outcome was assessed as 68.7 percent of the maximum opportunity.

Individually, the performance of Executive KMP exceeded expectations on the back of significant efforts to advance the Company’s strategic objectives, particularly the completion of the merger between Piedmont and Sayona and realisation of associated cost synergies as well as the NAL expansion and associated funding package. As a result, the overall STI outcomes for Executive KMP range between 66.7 percent and 76.1 percent of the maximum STI opportunity.

Non-Executive Director Remuneration

At the 2025 Extraordinary General Meeting, shareholders approved an increase in the aggregate amount of remuneration (ie. the fee pool) that may be paid to Non-Executive Directors from US$580,177 (A$900,000) to US$805,801 (A$1,250,000) per annum. The reason for the increase in the Non-Executive Director fee pool was to include the additional directors following completion of the merger with Piedmont Lithium Inc. As previously reported, there was no increase in base fees for Non-Executive Directors in FY26 which remained at US$84,686 (A$125,000) per annum for Non-Executive Directors and US$203,247 (A$300,000) per annum for the Chair.

In addition, the following Audit and Risk Committee and Nomination and Remuneration Committee fees were payable in FY26:

•	Committee Chair fee of US$16,937 (A$25,000) per annum (noting that the Chair is not entitled to additional Committee fees); and

•	Committee Member fee of US$8,469 (A$12,500) per annum.

We trust that the FY26 Remuneration Report provides clarity on the links between our strategic objectives, Company performance and remuneration outcomes as well as shareholder value creation.

Dawne Hickton Chair, Nomination and Remuneration Committee 28 August 2026

Elevra Annual Report 2026	59

Remuneration Report

The Remuneration Report, which forms part of the Directors’ Report, sets out information about the remuneration of Elevra Lithium Limited’s key management personnel for the financial year ended 30 June 2026. The information provided in this report has been prepared in accordance with Australian Accounting Standards and section 300A of the Corporations Act 2001 (the Act) and audited in accordance with section 308(3C) of the Act.

1. Introduction

This Remuneration Report outlines the overarching remuneration strategy, framework and practices adopted by the Company, and the remuneration arrangements of Directors and other Key Management Personnel (KMP) of the Group during the year ended 30 June 2026.

All amounts are presented in United States dollars, unless otherwise stated.

Key Management Personnel

KMP are defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly, including any Director (whether Executive or otherwise) of the Company.

The directors and other key management personnel of the consolidated entity during or since the end of the financial year were:

Name	Position	Term
Non-Executive Directors
C Alvord	Non-Executive Director	Appointed on 30 August 2025
J Armstrong	Non-Executive Director	Appointed on 30 August 2025
J Beristain	Non-Executive Director	Appointed on 30 August 2025
J Brown	Non-Executive Director	Appointed on 30 August 2025
A Buckler	Non-Executive Director	Full term
P Crawford	Non-Executive Director	Ceased on 30 August 2025
D Hickton	Non-Executive Chair	Appointed on 30 August 2025
L Lefcourt	Non-Executive Director	Full term
P Lucas	Non-Executive Director	Ceased on 30 August 2025
Executive Directors
J Brown	Executive Director	Ceased on 29 August 2025
L Dow	Managing Director and Chief Executive Officer	Full term
Other Executive KMP
S Collard	Chief Operating Officer and President Canada	Full term
C Cortes	Chief Financial Officer	Appointed on 20 October 2025
D Elder	Chief Financial Officer	Ceased on 20 October 2025

In this report, a reference to ‘Executive’ or ‘Executives’ is a reference to Executive KMP.

60	Elevra Annual Report 2026

2. Remuneration Governance

Sound governance is key to delivering executive remuneration that fairly attracts and retains talent and fairly rewards performance that creates sustainable value consistent with the long-term interests of shareholders. The roles and responsibilities of the Board, Nomination and Remuneration Committee, executive management and independent external advisors are detailed below:

Roles and Responsibilities
Board

•    Maintains overall responsibility for overseeing the remuneration framework of the Group and the principles, policies and practices that underpin it.

•    Approves matters relevant to remuneration for the Managing Director and Chief Executive Officer, Executive Directors and Non-Executive Directors[1].

Nomination and Remuneration	• Operates under the delegated authority of the Board under its Committee Charter. • Supports the Board and makes recommendations in relation to:
Committee

a.  the size and composition of the Board (including relevant skills, knowledge, experience, independence and diversity);

b.  the performance of the Board, Audit and Risk Committee, Nomination and Remuneration Committee, and Executive and Non-Executive Directors;

c.  recruitment of Executive and Non-Executive Directors;

d.  remuneration for Key Management Personnel and direct reports of the Managing Director and Chief Executive Officer (including base salary, other fixed benefits, incentive payments, equity awards, termination payments and service agreements);

e.  succession planning for Executive and Non-Executive Directors;

f.   recruitment, retention and termination policies and practices of the Group; and

g.  remuneration policies and practices (including the design of executive incentive plans), taking into account legislative, regulatory and market developments.

• Receives recommendations from executive management for submission to the Board for approval.
Executive Management	• Prepares and submits recommendations to the Nomination and Remuneration Committee on matters relevant to remuneration for executives (other than the Managing Director and Chief Executive Officer) and employees of the Group, including but not limited to:

a.  remuneration framework, strategy, quantum and mix for executives (other than the Managing Director and Chief Executive Officer) and employees of the Group;

b.  performance target setting and measurement;

c.  people and talent management including policies and practices designed to attract and retain talent;

d.  design of short-term and long-term incentive plans that align the remuneration outcomes of executives and employees with the interests of shareholders;

e.  approval of short-term and long-term incentives for executives and employees of the Group;

f.   compliance with pay equity legislation in Québec; and

g.  compliance with all applicable laws and appropriate standards of governance, including relevant provisions of the ASX Listing Rules and Corporations Act.

Independent External Advisors	• Provides information and advice on remuneration-related issues, including benchmarking information and market data.
1	Changes to the Non-Executive Director fee pool and equity grants to Executive Directors are approved by shareholders in accordance with the relevant ASX Listing Rules.

Both the Board and Nomination and Remuneration Committee may seek independent external advice (at the expense of the Company) to ensure that remuneration practices are competitive and in line with industry standards. This advice helps the Board make informed decisions and maintain best practices in remuneration governance.

No remuneration recommendations, as defined under Division 1, Part 1.2, 9B (1) of the Corporations Act 2001, were received during the year.

Elevra Annual Report 2026	61

3. Remuneration Framework

The Board understands and accepts shareholder expectations that remuneration of executives and employees should be linked to balanced financial and non-financial performance outcomes, appropriately governed and aligned with delivery and execution of the Company’s strategy and supported by sustainable long-term value creation for shareholders.

With these elements in mind, the Board has continued to assess and refine its approach to ensure that our remuneration framework remains contemporary, fair and competitive for the scale and evolution of the Company. This ongoing evaluation has been particularly important in the context of the merger between Sayona Mining and Piedmont Lithium, which gave rise to Elevra Lithium Limited — a larger, more complex organisation with a dual-listing on the ASX and Nasdaq and a broader international shareholder base.

In determining the remuneration framework for the Group, the Board followed a robust process which included discussions and engagement with investors and proxy advisers taking into account the needs of the business and evolving market and best practices. The Board also considered input and advice from independent external remuneration consultants.

Remuneration Strategy

The Board is responsible for ensuring that remuneration policies, practices and outcomes across the Group are effective for the purposes of attraction, retention and reward of talent, whilst also ensuring alignment with the interests of shareholders and delivery of the Company’s strategy and performance.

The remuneration framework has been designed to support Elevra Lithium’s vision to be North America’s leading producer of high-quality lithium products, contributing to the global energy transition, and incorporates the values that guide our actions being integrity, respect, resilience, collaboration, and execution.

In setting our remuneration framework, the Board aims to ensure the outcomes of the framework recognise the overall value and contribution that each employee delivers to the Company. In doing so, the Board’s primary objective is ensuring the framework is designed to address the following key principles:

•	Attract, retain and reward employees to perform to the best of their abilities, competencies and skill sets;

•	Ensure remuneration outcomes are market-based and fairly reflect an employee’s skills and experience;

•	Ensure remuneration outcomes are directly and transparently linked to the Company’s strategy and performance, and reward executives and employees to deliver the long-term growth and success of the Company;

•	Ensure there is no discrimination or bias based on race, age, gender, religion, country of origin, sexual orientation, marital status, dependents, disability, social class or political views;

•	Ensure remuneration practices are fair, equitable, transparent and consistent and that positions with similar levels of responsibility within the Group gain access to similar rewards; and

•	Maintain compliance with all applicable laws and appropriate standards of governance.

When structuring executive remuneration, the Board aims to ensure that:

•	Remuneration packages are competitive to attract, retain and reward talented executives;

•	Executives are remunerated with an appropriate mix of fixed and performance-based remuneration;

•	Executive remuneration is aligned with the interests of shareholders;

•	Fixed remuneration is fair and reasonable relative to applicable market practices, prevailing market conditions and the scale and evolution of the Company;

•	Performance-based remuneration is clearly defined through the achievement of realistic, predetermined goals which are directly linked to the Company’s short-term and long-term objectives, and which take into account the Company’s overall performance (ie. financial and non-financial measures covering sustainability, operational and financial performance, and strategic initiatives); and

•	Total remuneration packages are designed to encourage and reward superior performance and are aligned to the creation of long-term shareholder value.

To ensure our remuneration framework is competitive and maintains the Company’s ability to attract and retain key talent, the Board endeavours to ensure fair, competitive and commensurate remuneration outcomes by benchmarking rewards levels in accordance with market practices and a clearly defined peer group of similar sized companies listed on the Australian Securities Exchange (ASX). For Canadian-domiciled roles, the peer group consists of companies listed on the Toronto Stock Exchange (TSX) and Nasdaq.

62	Elevra Annual Report 2026

Remuneration Framework

Our remuneration framework is designed to provide a total remuneration package that is appropriately balanced between fixed and variable components, with an emphasis on long-term variable pay. The framework is designed to build a performance-based culture that supports the strategic objectives of the Company and aims to attract, retain and reward executives and employees by offering market-competitive remuneration outcomes.

The framework proposes that remuneration packages are comprised of a mix of the following components:

		Description	Purpose
Fixed Remuneration	Fixed Annual Remuneration

•    Fixed annual remuneration consists of a market-competitive base salary, statutory entitlements (ie. pension or superannuation) and other fixed benefits as a guaranteed, fixed element of remuneration.

•    Other fixed benefits include healthcare, housing allowances, insurance, matched pension or superannuation, motor vehicle allowances, and salary sacrifice arrangements.

•    Other fixed benefits are aligned to country of employment, Company policy or specific to individual roles.

•   To meet the basic expectations of the role and deliver satisfactory outcomes.

•   To assist with attraction and retention of talent by providing market-competitive remuneration outcomes based on company size, industry benchmarks, business complexity, individual role responsibility, and individual skills and experience.

•   To meet remuneration package expectations of specific jurisdictions or professions.

Variable Performance Related Remuneration	Short-Term Incentives (STI)

•    Annual incentive paid in a combination of cash and deferred equity rights.

•   Subject to achievement of short-term performance targets (ie. typically 12 months) of both the Group and individual roles, which typically includes both financial and non-financial performance measures.

•   To reward employees to drive short-term performance for the Group by focusing efforts on key priorities.

•   To reward performance outside of the basic expectations of the role.

•   To assist with attraction and retention of talent.

Long-Term Incentives (LTI)

•    Annual grant of equity rights (ie. rights to receive fully paid ordinary shares in Elevra Lithium Limited), subject to performance and service conditions.

•    Awards assessed over a three (3) year measurement period, with vesting to occur at the end of the measurement period.

•    Awards directly linked to Relative Total Shareholder Return.

•   To reward employees to drive the long-term growth and success of the Company.

•   To ensure remuneration outcomes are aligned with shareholder experience over the long-term.

•   To assist with attraction and retention of talent over the long-term.

Elevra Annual Report 2026	63

The remuneration structure for executives, including the relationship between each element of remuneration and Group performance, is set out on the following pages:

Fixed Annual Remuneration

Element	Description
Purpose	Fixed annual remuneration (FAR) is designed to assist with attraction and retention of talent by providing market-competitive remuneration outcomes based on company size, industry benchmarks, business complexity, individual role responsibility, and individual skills and experience.
Opportunity	FAR is determined on appointment based on the individual’s role and reward grade within the business and includes base salary, statutory entitlements (ie. pension or superannuation), and other benefits. Base salary is determined based on the individual’s role, skills, experience, and prevailing market conditions.
Reviews

Base salaries are reviewed annually. The Board determines any increases based on Group and individual performance, global economic conditions, role responsibilities, an assessment against relevant comparator groups, and internal relativities.

Any increase in base salary is generally aligned with average base salary increases applying to the broader employee population unless there are significant changes to an individual’s role or responsibilities during the year. Such changes may include a promotion or increase in responsibility or where the executive’s base salary is significantly below prevailing market levels.

Benchmarking is undertaken periodically to ensure rewards levels remain aligned with market practices.

Short-Term Incentives

Element	Description
Purpose	The STI plan is designed to reward executives for delivery of annual performance goals set by the Board over a 12-month period.
Opportunity

The STI opportunity is determined by the individual’s role and reward grade within the business based on a percentage of base salary.

STI payments are awarded to executives annually based on the achievement of annual performance goals above a minimum threshold for a range of performance objectives, including both Business KPIs (Business Outcome) and Individual KPIs (Individual Outcome), with 50 percent of the award paid in cash and 50 percent delivered in equity rights to receive fully paid ordinary shares in Elevra Lithium Limited. The equity rights are deferred for 12 months and remain subject to continued service with the Group.

Target and Maximum Opportunity

The STI opportunity for Executive KMP is:

•    Managing Director and Chief Executive Officer — target opportunity of 70 percent of base salary, with a maximum opportunity of 105 percent of base salary for the achievement of stretch outcomes;

•    Chief Operating Officer and President Canada — target opportunity of 60 percent of base salary, with a maximum opportunity of 90 percent of base salary for the achievement of stretch outcomes;

•    Chief Financial Officer — target opportunity of 60 percent of base salary, with a maximum opportunity of 90 percent of base salary for the achievement of stretch outcomes.

The maximum STI opportunity represents 150 percent of the individual’s target STI opportunity for the achievement of stretch outcomes. A minimum performance threshold of 50 percent of target must be achieved for individuals to receive an STI award.

64	Elevra Annual Report 2026

Short-Term Incentives continued

Element	Description
Performance Measures

The STI award is an at-risk component of the individual’s total remuneration which is contingent upon the achievement of predetermined performance measures relating to Business Outcomes and Individual Outcomes. Each year, targets are set by the Board based on metrics that are measurable and transparent, and which are designed to reward executives on the achievement of outcomes that deliver value for shareholders.

In FY26, the Business Outcome of the STI award is determined by reference to the following financial and non-financial measures, as set out on page 72 of the report:

•   Sustainability — 20 percent weighting;

•   Operational and Financial Performance — 60 percent weighting;

•   Strategic Objectives — 20 percent weighting.

The Individual Outcome of the STI award is based on a system of continuous performance feedback to drive executive performance, which is regularly reviewed by the Board throughout the financial year against defined KPIs. A final performance assessment for each individual occurs annually following the completion of the financial year.

Executives are assessed on their contribution to the achievement of both the Business Outcomes and Individual Outcomes. The overall STI outcome is calculated based on the following weightings:

•   Managing Director and Chief Executive Officer — 80 percent weighting to Business Outcome, 20 percent weighting to Individual Outcome;

•   Other Executive KMP — 70 percent weighting to Business Outcome, 30 percent weighting to Individual Outcome.

Measurement Period	The STI plan is measured over a 12-month period from 1 July to 30 June each year.
Delivery Method

The STI award is delivered as follows:

•   50 percent to be paid in cash in September each year; and

•   50 percent to be delivered in equity rights (to be granted in November each year following the Annual General Meeting), with vesting to occur 12 months after the cash component is paid and subject to a service condition to remain employed at the vesting date.

Cessation of Employment	If an individual’s employment is terminated before the end of the financial year, the individual may or may not receive a pro-rata STI payment, depending on the circumstances of the cessation of employment. Outstanding unvested equity rights awarded under the STI plan will also be reviewed by the Board and may or may not vest, depending on the circumstances of the cessation of employment.
Board Discretion	The payment of STI awards is subject to Board approval. The Board has the discretion to adjust remuneration outcomes higher or lower to prevent any inappropriate reward outcomes, including reducing (down to zero, if appropriate) any STI award.
Reviews	The STI opportunity is benchmarked to market and reviewed by the Board annually.
Malus and Clawback	The Board may, at its discretion, reduce the number of shares to be received on vesting of an award, or in certain circumstances clawback all vested and unvested STI awards from a participant for a period of three (3) years after the vesting or payment of a cash or equity award.

Elevra Annual Report 2026	65

Long-Term Incentives

Element	Description
Purpose	The LTI plan is designed to reward executives to drive long-term performance by focusing participants on the creation of long-term shareholder value and delivery of strategic objectives set by the Board.
Opportunity

The LTI opportunity is determined by the individual’s role and reward grade within the business based on a percentage of base salary and is awarded by the offer of an equivalent number of rights to receive fully paid ordinary shares in Elevra Lithium Limited. The equity rights remain subject to meeting specific performance and service conditions over a three (3) year measurement period. The maximum LTI opportunity for Executive KMP is:

•   Managing Director and Chief Executive Officer — 110 percent of base salary;

•   Other Executive KMP — 85 percent of base salary.

As the rights are an element of remuneration, no amount is payable by executives on allocation of the rights. If the rights vest, no consideration or exercise price is payable for the allocation of shares upon exercise.

Grant Date	Equity rights are anticipated to be granted in November each year following the Annual General Meeting based on the Volume Weighted Average Price (VWAP) of ordinary fully paid shares in Elevra Lithium Limited traded on the ASX over the ten (10) trading days following the announcement of the annual financial results.
Service Condition	Equity rights remain subject to continued service with the Group for the duration of the measurement period.
Performance Measures

The LTI award is determined by reference to the following performance measure:

•    Relative Total Shareholder Return (TSR) — 100 percent of the LTI award is based on a percentile ranking of the Company’s TSR relative to the TSR of a comparator group of similar sized companies on the ASX and within the global mining industry over the same three (3) year measurement period, with vesting as follows:

–   Below 50th percentile — 0 percent of LTI award vests;

–   Between 50th to 75th percentile — 50 percent to 100 percent of LTI award vests (pro-rata on a straight-line basis); and

–   Above 75th percentile — 100 percent of LTI award vests.

Comparator Group	The comparator group consists of Albemarle Corporation, Core Lithium Ltd, Critical Elements, Frontier Lithium, IGO Limited, Pioneer Limited, Liontown Resources Limited, Lithium Americas Corp., Lithium Ionic, Mineral Resources Limited, PMET Resources Inc., Pilbara Minerals Limited, Sigma Lithium Corporation, Standard Lithium Ltd, Vulcan Energy Resources Limited, and Winsome Resources Ltd, provided each company remains listed on a recognised stock exchange for the measurement period.
Measurement Period	Equity rights will be assessed over a three (3) year measurement period commencing on 1 July each year and completing at the end of the three (3) year measurement period.
Vesting Date	Vesting will occur at the end of the three (3) year measurement period (ie. 30 June), subject to performance and service conditions being satisfied.
Expiry Date	Equity rights will expire five (5) years after grant date.
Retesting	Performance conditions will be tested at the end of the three (3) year measurement period. If the performance conditions have not been met, the equity rights will lapse. No retesting of the performance hurdles will be performed.
Forfeitures	Unless the Board otherwise determines, equity rights will lapse on the earlier of cessation of employment of a participant or the vesting conditions not being achieved or being incapable of being achieved by a participant.
Dividend and Voting Rights	Equity rights carry no entitlement to voting, dividends or dividend equivalent payments.
Restrictions	Equity rights granted under the LTI plan may not be assigned, transferred, encumbered or otherwise disposed of by a participant unless the Board (in its sole and absolute discretion) approves, or the relevant dealing is effected by operation of law on death or legal incapacity of the participant.

66	Elevra Annual Report 2026

Element	Description
Cessation of Employment	If an individual’s employment is terminated as a result of death or serious injury, disability or illness that prevents continued employment or total permanent disability, or in circumstances otherwise agreed between the Company and the individual, the Board has the discretion to determine that vesting of some or all equity rights should be accelerated.

If an individual’s employment is terminated for any other reason, all unvested equity rights will automatically lapse, unless the Board determines (in its sole and absolute discretion) to allow some or all unvested equity rights to vest.
Change of Control	A change of control occurs when the Board advises participants that one or more persons acting in concert have acquired, or are likely to imminently acquire, control of the Company, as defined in section 50AA of the Corporations Act.

In the event of a change of control, the Board has discretion to vest, lapse or keep the equity rights on foot.
Board Discretion	The Board has discretion to adjust the TSR vesting outcome in accordance with ASX Listing Rules so that the overall vesting outcome is appropriate and aligned with the objectives and principles of our remuneration framework.
Malus and Clawback	The Board may, at its discretion, reduce the number of shares to be received on vesting of an award, or clawback all vested and unvested LTI awards from a participant for a period of three (3) years after the vesting or payment of an equity award.

The following chart provides a timeline of when remuneration is delivered under the remuneration framework:

Elevra Annual Report 2026	67

Malus, Clawback and Suspension Provisions

Under our remuneration framework, malus, clawback and suspension provisions apply to all STI and LTI awards in cash or equity. Under both the malus and clawback provisions, the Board may, at its discretion, reduce the number of shares to be received on vesting of an award, or clawback all vested and unvested STI and LTI awards from a participant for a period of three (3) years after the vesting or payment of a cash or equity award. These provisions apply to certain circumstances to ensure that employees do not obtain an inappropriate benefit.

The circumstances in which the Board may exercise such discretion are broad, and could include:

•	any fraud or misconduct by an employee;

•	any material misstatement or misrepresentation, which would have affected the size of the award granted or vested;

•	a material error or misstatement in the Group’s results, which would have affected the size of the award granted or vested;

•	any circumstances in which any team or member of the Group in which the participant works or worked has been found guilty in connection with any regulatory investigation or has been in breach of any laws, rules or codes of conduct applicable to it or the standards reasonably expected of it;

•	any circumstances in which the Board determines that the personal performance of a participant does not justify vesting or where the participant’s conduct or performance has been in breach of their employment contract, any laws, rules or codes of conduct applicable to them or the standards reasonably expected of a person in their position;

•	an exceptional event which has had, or may have, a material adverse effect on the value or reputation of any member of the Group (excluding an exceptional event or events which have a material adverse effect on global macroeconomic conditions);

•	any circumstances in which the Board determines that there has been material damage to the Group’s social licence to operate;

•	a catastrophic safety or environmental event or events;

•	any significant unexpected or unintended consequence or outcome; and

•	any other factor which the Board deems justifiable.

Under the suspension provisions, the Board may suspend the vesting or payment of an award for up to five (5) years until the outcome of any internal or external investigation is concluded. The Board may then, at its discretion, reduce or lapse the participant’s award based on the outcome of that investigation. Where the suspension provision applies, the three-year clawback period will not extend beyond the period commencing from the original vesting date.

Minimum Shareholding Requirement

The Company has a minimum shareholding requirement for Non-Executive Directors, equal to 100 percent of their annual Director fee (exclusive of Committee fees and superannuation) over a period of five (5) years from their date of appointment.

As at 30 June 2026, all of the Non-Executive Directors apart from Ms. Hickton and Ms. Lefcourt have satisfied the minimum shareholding requirement. Ms. Hickton and Ms. Lefcourt have until August 2030 and October 2029 respectively to meet the minimum shareholding requirement under our remuneration framework.

In addition, the Company also has a minimum shareholding requirement for Executive KMP, equal to 100 percent of base salary, to focus their efforts over the long-term and ensure alignment with shareholder interests. The minimum shareholding requirement must be obtained within five years of appointment as a member of Executive KMP by acquiring shares either directly on market or through the vesting of equity-based remuneration.

As at 30 June 2026, Mr Collard has satisfied the minimum shareholding requirement whilst Mr Dow and Mr Cortes have until July 2029 and October 2030 respectively to meet the minimum shareholding requirement under our remuneration framework.

Remuneration Framework and Company Performance

Our executive remuneration framework is designed to align Executive KMP incentives with strategic execution, business performance and long-term shareholder value creation. Financial outcomes are significantly influenced by commodity price volatility driven by broader market conditions, which are largely outside the control of Management. The table below presents the consolidated entity’s earnings and movements in shareholder wealth for the five years to 30 June 2026. These measures may differ from those used to assess variable remuneration outcomes for Executive KMP, and therefore these statutory performance metrics may not always directly correlate with variable remuneration awarded.

Company and share performance measure

	FY26	FY25	FY24	FY23	FY22
Profit/(loss) after income tax (US$M)	44	(247)	(78)	(7)	54
Basic earnings per share (US¢)*	27.6	(265.1)	(99.3)	(13.1)	82.7
Dividends paid (A¢ per share)	–	–	–	–	–
Closing share price at 30 June (A$)*	9.6	2.3	5.4	26.3	22.5
Increase/(decrease) in share price (%)	327%	(58%)	(79%)	17%	72%

* Closing share price and earnings per share from prior periods are presented as restated for comparative purposes.

68	Elevra Annual Report 2026

4.	FY26 Remuneration Opportunity

The Group sets target remuneration for each member of Executive KMP at a competitive level to attract and retain appropriately skilled and experienced talent in the markets in which we operate.

Remuneration is presented based on the annual package and potential earnings and has not been apportioned for time employed as a KMP.

The following table provides the components of FAR for Executive KMP for the year ended 30 June 20261:

		Base Salary[2]	Pension	Other Benefits[3]	Total
KMP	Position	$	$	$	$
Executive Director
L Dow	Managing Director and Chief Executive Officer	493,212	20,325	16,480	530,017
Other Executive KMP
S Collard	Chief Operating Officer and President Canada	447,238	20,634	9,448	477,320
D Elder[4]	Chief Financial Officer	303,176	20,325	–	323,501
C Cortes[4]	Chief Financial Officer	338,745	20,325	4,217	363,287

1	Amounts reported for Mr Dow, Mr Cortes and Mr Elder are denominated in Australian dollars and have been converted to United States dollars using an exchange rate of US$1.00:A$1.4760. Amounts reported for Mr Collard are denominated in Canadian dollars and have been converted to United States dollars using an exchange rate of US$1.00:C$1.3818.

2	Base salary reflects employment agreements in place as at 30 June 2026, except for Mr Elder who was considered a member of Executive KMP from 1 July 2025 to 20 October 2025.

3	Other benefits include accommodation, car parking, life insurance, and private health insurance and other medical benefits, and excludes net movements in annual leave entitlements.

4	Mr Elder was considered a member of Executive KMP from 1 July 2025 to 20 October 2025 and Mr Cortes was considered a member of Executive KMP from 20 October 2025 to 30 June 2026.

The following table provides the STI opportunities for Executive KMP for the year ended 30 June 20261:

		STI Opportunity
		Basis[2]	Threshold	Maximum	Face Value[3]
KMP	Position	$	%	%	$
Executive Director
L Dow	Managing Director and Chief Executive Officer	493,212	35.0	105.0	517,873
Other Executive KMP
S Collard	Chief Operating Officer and President Canada	447,238	30.0	90.0	402,514
D Elder[4]	Chief Financial Officer	303,176	30.0	90.0	272,859
C Cortes[4]	Chief Financial Officer	338,745	30.0	90.0	304,870

1	Amounts reported for Mr Dow, Mr Cortes and Mr Elder are denominated in Australian dollars and have been converted to United States dollars using an exchange rate of US$1.00:A$1.4760. Amounts reported for Mr Collard are denominated in Canadian dollars and have been converted to United States dollars using an exchange rate of US$1.00:C$1.3818.

2	STI opportunity basis reflects base salary at 30 June 2026.

3	The face value of the award reflects the maximum STI opportunity. No STI will be awarded to Executive KMP for performance below threshold.

4	Mr Elder was considered a member of Executive KMP from 1 July 2025 to 20 October 2025 and Mr Cortes was considered a member of Executive KMP from 20 October 2025 to 30 June 2026.

Elevra Annual Report 2026	69

To deliver a maximum STI outcome (ie. 105 percent of base salary for the Managing Director and Chief Executive Officer and 90 percent of base salary for Other Executive KMP, with half paid in cash and the other half delivered as deferred as equity rights), Executive KMP would need to achieve stretch performance individually and Elevra would need to achieve stretch performance for every metric in the FY26 Business Scorecard.

The following table provides the LTI opportunities for Executive KMP for the year ended 30 June 2026:

		LTI Opportunity
		Basis[1]	Threshold	Maximum	Face Value[2]
KMP	Position	$	%	%	$
Executive Director
L Dow	Managing Director and Chief Executive Officer	474,242	55.0	110.0	521,667
Other Executive KMP
S Collard[3]	Chief Operating Officer and President Canada	449,983	42.5	85.0	382,485
C Cortes	Chief Financial Officer	338,745	42.5	85.0	287,933

1	LTI opportunity basis reflects base salary at 1 July 2025, except for Mr Cortes who commenced employment with the Company on 20 October 2025.

2	The face value of the award reflects the maximum LTI opportunity. No LTI will vest to Executive KMP for performance below threshold.

3	Amounts reported for Mr Dow and Mr Cortes are denominated in Australian dollars and have been converted to United States dollars using an exchange rate of US$1.00:A$1.4760. Amounts reported for Mr Collard are denominated in Canadian dollars and have been converted to United States dollars using an exchange rate of US$1.00:C$1.3334.

To deliver a maximum LTI outcome (ie. 110 percent of base salary for the Managing Director and Chief Executive Officer and 85 percent of base salary for Other Executive KMP), Elevra’s TSR over a three-year performance period would need to exceed the 75th percentile of the TSR of the identified comparator group.

70	Elevra Annual Report 2026

5.	FY26 Performance and Executive Remuneration Outcomes

Determination of Short-Term Incentive Outcomes

As outlined in our remuneration framework, the STI plan is designed to reward executives to drive short-term performance by focusing on the delivery of key business priorities set by the Board, both in the financial year and into the future. The overall STI outcome for Executive KMP is determined by assessing two key inputs: both the Business Outcome and the Individual Outcome.

Business Outcome

The business scorecard includes a balanced set of challenging measures that consider both financial and non-financial performance.

The business scorecard is cascaded throughout the organisation and is used to focus the efforts of executives and employees on outcomes that are a priority for the Board for a particular year.

Individual Outcome

Individual performance is measured based on delivery against relevant operational or functional plans and individual performance goals.

Our people are also assessed on demonstrated behaviours in performing their work and achieving their individual performance goals in alignment with our values (ie. individual performance assessed on what is achieved and how it is achieved).

Executive KMP are assessed on their contribution to the achievement of the Business Outcome and Individual Outcome. The overall STI outcome for Executive KMP is calculated based on the following weightings:

•	Managing Director and Chief Executive Officer — 80 percent weighting to Business Outcome, 20 percent weighting to Individual Outcome; and

•	Other Executive KMP — 70 percent weighting to Business Outcome, 30 percent weighting to Individual Outcome.

The following diagram summarises the methodology used to calculate the overall STI outcome:

Elevra Annual Report 2026	71

The STI plan rewards executives for driving short-term performance through the achievement of weighted performance measures set by the Board at the beginning of the year. The following table summarises the STI performance measures and outcomes for the year ended 30 June 2026:

			Performance	Business
		Weighting	Assessment[2]	Outcome
		(A)	(B)	(A x B)
Measure	Performance[1]	%	%	%
Sustainability	Stretch Achieved	20.0	100.0	20.0

Health and Safety	Stretch Achieved

• Zero fatalities.	• Zero fatalities.
• 20 percent year-on-year reduction in Total Recordable Injury Frequency Rate (TRIFR) (FY25 TRIFR: 20.8)[3].	• TRIFR decreased by 67 percent compared to the FY25 baseline, achieving the stretch objective.
• Field Leadership Program Compliance — measured by number of activities undertaken compared to plan.	• Planned and additional activities resulted in a completion rate of 125 percent, achieving the stretch objective.
Operational and Financial Performance	Below Target	60.0	49.0	29.4

Production	Below Target

• Annual spodumene concentrate production within the range of 191,000 dmt to 206,000 dmt meeting customer specification requirements.	• Production of 197,967 dmt achieved at North American Lithium was 2.5 percent below target.

Financial	Below Target

• Average unit operating cost per tonne of spodumene concentrate sold within the range of US$821/dmt to US$886/dmt.	• Average unit operating cost per tonne of spodumene concentrate sold was 3.1 percent higher than target.
Strategic Objectives	Stretch Achieved	20.0	96.5	19.3

Corporate Development	Stretch Achieved

• Completion of merger between Piedmont and Sayona and achievement of annualised synergies within the range of US$13 million to US$20 million.	• Annualised merger synergies of US$19 million were achieved, marginally below the stretch objective of US$20 million.
• Development of Elevra Project Development Strategy by no later than 31 March 2026.	• The Elevra Project Development Strategy was completed in January 2026, achieving the stretch objective.
Business Outcome		100.0		68.7

1	Performance is assessed on a five-point scale — Stretch Achieved (Above 86.7%), Above Target (73.3% to 86.7%), Target Met (60.0% to 73.3%), Below Target (46.7% to 60.0%), Threshold Achieved (33.3% to 46.7%). No incentive is awarded for performance below threshold (ie. below 33.3% of maximum opportunity).

2	The performance assessment rating for each category reflects the overall outcome as a percentage of the maximum opportunity.
3	TRIFR based on 1,000,000 hours worked in accordance with Occupational Safety and Health Act (OSHA) Guidelines.

72	Elevra Annual Report 2026

FY26 Individual Performance

The Board assesses individual performance outcomes of Executive KMP based on delivery against relevant operational or functional plans and individual performance goals. Our people are also assessed on demonstrated behaviours in performing their work and achieving their individual performance goals, which considers leadership behaviours aligned to our values, risk framework and governance processes (ie. individual performance is assessed on what is achieved and how it is achieved).

The individual outcomes applied to Executive KMP reflect the performance outcomes in their areas of accountability. These outcomes range from 66.7 percent to 100 percent, as indicated in the table below.

Short-Term Incentive Outcomes

The FY26 STI award for Executive KMP is determined through the Board’s assessment of business and individual outcomes, as summarised in the following table:

								Percentage of Maximum STI Award
	Business	Individual	Overall STI	Total STI		Deferred	Maximum

	Outcome[1]	Outcome[2]	Outcome[3]	Awarded[4]	Cash	Rights	STI Award[5]	Awarded	Forfeited
KMP	%	%	%	%	$	$	$	%	%
Executive Directors
J Brown[6]	–	–	–	–	–	–	–	–	–
L Dow[7]	68.7	100.0	75.0	388,197	194,098	194,099	517,873	75	25
Other Executive KMP
S Collard[8]	68.7	92.0	75.7	304,663	152,331	152,332	402,514	76	24
C Cortes[9]	68.7	93.3	76.1	161,430	80,715	80,715	212,156	76	24
D Elder[10]	66.7	66.7	66.7	54,323	54,323	–	81,484	67	33

1	The Business Outcome reflects the performance outcome as a percentage of the maximum opportunity. Refer to the Business Outcome as detailed in the FY26 Business Scorecard on page 72 of this report.

2	The Individual Outcome reflects the performance outcome as a percentage of the maximum opportunity.

3	The overall STI outcome for Mr Dow is calculated based on an 80 percent weighting to the Business Outcome and 20 percent weighting to the Individual Outcome. The overall STI outcome for Mr Collard, Mr Cortes and Mr Elder is calculated based on a 70 percent weighting to the Business Outcome and 30 percent weighting to the Individual Outcome.

4	The total STI award reflects the STI provided for the period, of which 50 percent is paid in cash in September following the end of the performance period and 50 percent is delivered in rights to receive ordinary fully paid shares in Elevra Lithium Limited. The total STI award is pro-rated for the period of service as a member of Executive KMP.

5	The maximum STI award is pro-rated for the period of service as a member of Executive KMP.

6	Mr Brown is not entitled to a STI award as Executive Director, as outlined in the ASX announcement on 3 July 2024.

7	Amounts reported for Mr Dow are denominated in Australian dollars and have been converted to United States dollars using an exchange rate of US$1.00:A$1.4760.

8	Amounts reported for Mr Collard are denominated in Canadian dollars and have been converted to United States dollars using an exchange rate of US$1.00:C$1.3818.

9	Remuneration reported for Mr Cortes for the year ended 30 June 2026 reflects service as a member of Executive KMP from 20 October 2025 to 30 June 2026. Amounts reported are denominated in Australian dollars and have been converted to United States dollars using an exchange rate of US$1.00:A$1.4760.

10	Remuneration reported for Mr Elder for the year ended 30 June 2026 reflects service as a member of Executive KMP from 1 July 2025 to 20 October 2025. Amounts reported are denominated in Australian dollars and have been converted to United States dollars using an exchange rate of US$1.00:A$1.4760.

Elevra Annual Report 2026	73

Equity Rights Granted

The following table summarises the equity rights granted to Executive KMP in FY26:

		Maximum		Number of	Fair value
		face value of	Maximum	equity rights	price of equity
		base salary[1]	face value[2]	granted[3]	rights granted[4]	Vesting
KMP Award	Grant Date	%	$	#	$	date
Executive Director
L Dow[5]
FY26 Deferred STI	21-Nov-2025	52.5	248,977	108,088	3.17	Sep-27
FY26 LTI	21-Nov-2025	110.0	521,667	226,470	2.74	Aug-28
Other Executive KMP
S Collard
FY26 Deferred STI	21-Nov-2025	45.0	195,395	87,907	3.17	Sep-27
FY26 LTI	21-Nov-2025	85.0	382,485	166,047	2.74	Aug-28
C Cortes
FY26 Deferred STI	21-Nov-2025	45.0	106,078	46,051	3.17	Sep-27
FY26 LTI	21-Nov-2025	85.0	200,370	86,986	2.74	Aug-28

1	The maximum face value of the FY26 Deferred STI reflects the deferred equity component, which is equal to 50 percent of the maximum STI opportunity.

2	The maximum face value of awards to Mr Dow and Mr Cortes are denominated in Australian dollars and have been converted to United States dollars using an exchange rate of US$1.00:A$1.4760. The maximum face value of awards to Mr Collard are denominated in Canadian dollars and have been converted to United States dollars using an exchange rate of US$1.00:C$1.3818.

3	The grant of equity rights is based on the face value of the award. The number of equity rights granted to Executive KMP during the year is calculated by dividing the face value of the award by the VWAP of ordinary fully paid shares in Elevra Lithium Limited traded on the ASX over the ten (10) trading days following the announcement of the annual financial results, being A$3.40 (US$2.30).

4	The fair value price per right at grant is calculated by an independent valuer for accounting purposes, being A$4.92 (US$3.17) for the FY26 Deferred STI and A$4.25 (US$2.74) for the FY26 LTI. The fair value price per right has been translated into United States dollars on the date of the grant using an exchange rate of US$1.00:A$1.5505.

5	The FY26 Deferred STI Award and FY26 LTI Award for Mr Dow were granted following shareholder approval at the Annual General Meeting on 21 November 2025.

Equity Rights Vested, Forfeited or Lapsed

The following table summarises the number of equity rights that vested, forfeited or lapsed for KMP during the year:

	Number of	Number of	Number of	Value of	Value of	Value of	Value of
	equity rights	equity rights	equity rights	equity rights	equity rights	share price	equity
	granted	vested	forfeited/lapsed	at grant date[1]	forfeited/lapsed[2]	movement[3]	rights[4]
KMP Award	#	#	#	$	$	$	$
S Collard
FY24 Deferred STI	10,649	10,649	–	25,945	–	44,413	70,358
FY24 Transitional	168,246	168,246	–	392,359	–	719,245	1,111,604
Award[5]

1	‘Value of equity rights at grant date’ is the number of equity rights granted multiplied by the grant price. The grant price for the FY24 Deferred STI and FY24 Transitional Award was A$3.75, being the VWAP of ordinary fully paid shares in Elevra Lithium Limited traded on the ASX over the ten (10) trading days following the announcement of the 2024 Annual Financial Results, which were released on 30 August 2024. The grant price of A$3.75 has been translated into United States dollars on the date of the grant using an exchange rate of US$1.00:A$1.5391 for the FY24 Deferred STI (US$2.44) and US$1.00:A$1.6080 for the FY24 Transitional Award (US$2.33).

2	‘Value of equity rights forfeited / lapsed’ is the number of equity rights forfeited or lapsed based on performance relative to the performance measures, multiplied by the grant price.

3	‘Value of share price movement’ is the number of shares that vested multiplied by the difference between the grant price and the closing share price of ordinary fully paid shares in Elevra Lithium Limited of A$9.60 (US$6.61) at 30 June 2026. This reflects the value added or lost due to the change in share price over the performance period.

4	‘Value of equity rights’ is the number of shares that vested multiplied by the closing share price of ordinary fully paid shares in Elevra Lithium Limited of A$9.60 (US$6.61) at 30 June 2026.

5	The FY24 Transitional Award is a once-off grant made to eligible employees under the Transitional Management Incentive Plan to satisfy contractual employment obligations in place prior to implementation of the revised share based payment arrangements approved by the Board in FY24.

74	Elevra Annual Report 2026

6.	Non-Executive Director Remuneration

Components of Non-Executive Remuneration

The remuneration of Non-Executive Directors is determined by the Board and is fixed to encourage impartiality, high ethical standards and independence. Non-Executive Directors are not entitled to retirement benefits other than statutory superannuation or other statutory benefits. Non-Executive Directors do not participate in STI or LTI plans designed for executives or employees.

The remuneration framework proposes that Non-Executive Director remuneration is comprised of the following components:

		Description	Purpose
	Board Fees	• Market-competitive fee paid to the Non-Executive Directors of Elevra Lithium Limited, consisting of a base fee inclusive of statutory entitlements (ie. pension or superannuation).	• To assist with attraction and retention of appropriately skilled and experienced Non-Executive Directors from a diverse global pool.
Fixed Remuneration		• Board fees are a guaranteed, fixed element of remuneration (ie. remuneration does not include an ‘at risk’ element).	• To preserve the independence of Non-Executive Directors and impartiality and high ethical standards.
• Board fees reflect the size, complexity and global nature of our business and the responsibilities of serving on our Board.
	Committee Fees	• Committee Chair and Committee Member fees (as applicable) paid to Non-Executive Directors (excluding the Non-Executive Chair) who serve on each Committee[1].	• To recognise additional responsibilities associated with participating on each Committee.

1	The Non-Executive Chair is paid a fixed fee for all responsibilities, including participation on or Chairing any Committees.

Non-Executive Director Fees

The Board recognises the increased scrutiny and expectations placed on Boards and Committees over the last few years, and the range and complexity of matters considered by Committees of ASX listed companies.

The following table outlines Non-Executive Director fees inclusive of statutory entitlements (ie. pension or superannuation), effective as at 30 June 20261:

		FY26	FY25	Variance[2]
Fee	Position	$	$	%
Board Fees	Non-Executive Chair[3]	203,247	194,128	–
	Non-Executive Director	84,686	80,887	–
Committee Fees[3]	Committee Chair	16,937	16,177	–
	Committee Member	8,469	8,089	–

1	Amounts reported are denominated in Australian dollars and have been converted to United States dollars using an exchange rate of US$1.00:A$1.5454 for the year ended 30 June 2025 and US$1.00:A$1.4760 for the year ended 30 June 2026.

2	There was no increase in fees paid to Non-Executive Directors for the year ended 30 June 2026. Any change in amounts reported in the table above is driven by movements in foreign exchange rates.

3	The Non-Executive Chair is paid a fixed fee for all responsibilities and does not receive additional fees for participation on any Committees.

The maximum aggregate fee pool for Non-Executive Directors is currently US$805,801 (A$1,250,000) per annum, which was approved by shareholders at the Extraordinary General Meeting on 31 July 2025.

Minimum Shareholding Requirement

The Company has a minimum shareholding requirement for Non-Executive Directors, equal to 100 percent of their annual Director fee (exclusive of Committee fees and superannuation), to ensure alignment with shareholder interests. The minimum shareholding requirement must be obtained within five years of appointment as a Non-Executive Director by acquiring shares directly on market.

As at 30 June 2026, all Non-Executive Directors had met the minimum shareholding requirement under our remuneration framework, except for Ms Hickton and Ms Lefcourt. Ms Hickton and Ms Lefcourt have until August 2030 and October 2029 respectively to meet the minimum shareholding requirement under our remuneration framework.

Elevra Annual Report 2026	75

Non-Executive Director Remuneration

The following table details the statutory disclosures required under the Act and in accordance with Australian Accounting Standards and Corporations Regulations disclosure requirements1:

		Short-term benefits
		Board and	Other		Termination	Equity	Total	Performance
Non-Executive		Committee fees	benefits	Superannuation	benefits	rights	remuneration	related
Directors	Year	$	$	$	$	$	$	%
C Alvord[2]	2026	78,139	–	–	–	–	78,139	0%
	2025	–	–	–	–	–	–	0%
J Armstrong[2]	2026	78,139	–	–	–	–	78,139	0%
	2025	–	–	–	–	–	–	0%
J Beristain[2]	2026	78,139	–	–	–	–	78,139	0%
	2025	–	–	–	–	–	–	0%
J Brown[3]	2026	77,629	–	–	–	–	77,629	0%
	2025	–	–	–	–	–	–	0%
A Buckler	2026	94,567	–	–	–	–	94,567	0%
	2025	97,068	–	–	–	–	97,068	0%
P Crawford[4]	2026	12,602	–	5,829	–	–	18,431	0%
	2025	68,507	–	7,878	–	–	76,385	0%
L Dow	2026	–	–	–	–	–	–	0%
	2025	179	–	–	–	–	179	0%
D Hickton[5]	2026	170,486	–	–	–	–	170,486	0%
	2025	–	–	–	–	–	–	0%
L Lefcourt[6]	2026	110,092	–	–	–	–	110,092	0%
	2025	74,559	–	–	–	–	74,559	0%
P Lucas[7]	2026	18,349	–	–	–	–	18,349	0%
	2025	107,609	–	–	–	–	107,609	0%
Total	2026	718,142	–	5,829	–	–	723,971
	2025	347,922	–	7,878	–	–	355,800

1	Amounts reported are denominated in Australian dollars and have been converted to United States dollars using an exchange rate of US$1.00:A$1.5454 for the year ended 30 June 2025 and US$1.00:A$1.4760 for the year ended 30 June 2026.
2	Ms Alvord, Mr Armstrong and Mr Beristain were appointed as a Non-Executive Director on 30 August 2025 following completion of the merger between Piedmont and Sayona. Remuneration reported for Ms Alvord, Mr Armstrong and Mr Beristain for the year ended 30 June 2026 reflects service as a Non-Executive Director and Committee Member from 30 August 2025 to 30 June 2026.
3	Mr Brown transitioned from Executive Director to Non-Executive Director on 30 August 2025 following completion of the merger between Piedmont and Sayona. Remuneration reported for Mr Brown for the year ended 30 June 2026 reflects service as a Non-Executive Director and Committee Member from 30 August 2025 to 30 June 2026.
4	Mr Crawford resigned as a Non-Executive Director on 30 August 2025. Remuneration reported for Mr Crawford for the year ended 30 June 2026 reflects service as a Non-Executive Director from 1 July 2025 to 30 August 2025.
5	Ms Hickton was appointed as Non-Executive Chair on 30 August 2025 following completion of the merger between Piedmont and Sayona. Remuneration reported for Ms Hickton for the year ended 30 June 2026 reflects service as Non-Executive Chair from 30 August 2025 to 30 June 2026.
6	Ms Lefcourt was appointed as a Non-Executive Director on 16 October 2024. Remuneration reported for Ms Lefcourt for the year ended 30 June 2025 reflects service as a Non-Executive Director and Committee Member from 16 October 2024 to 30 June 2025.
7	Mr Lucas resigned as a Non-Executive Director on 30 August 2025. Remuneration reported for Mr Lucas for the year ended 30 June 2026 reflects service as a Non-Executive Director and Committee Member from 1 July 2025 to 30 August 2025.

76	Elevra Annual Report 2026

7.	Statutory Remuneration Disclosures

Statutory Remuneration

The following table details the statutory disclosures required under the Act and in accordance with Australian Accounting Standards and Corporations Regulations disclosure requirements1:

		Cash salary	Cash	Other		Termination	Equity	Total	Performance
Executive		and fees	incentive[2]	benefits[3]	Superannuation	benefits	rights[4]	remuneration	related
KMP	Year	$	$	$	$	$	$	$	%
Executive Directors
J Brown[5]	2026	27,100	–	–	–	–	–	27,100	0%
	2025	156,827	–	–	6,726	–	–	163,553	0%
P Crawford[6]	2026	–	–	–	–	–	–	–	0%
	2025	21,819	–	–	6,461	–	–	28,280	0%
L Dow	2026	485,308	194,098	25,371	20,325	–	567,461	1,292,563	59%
	2025	452,965	144,586	36,422	19,413	–	397,215	1,050,601	52%
Other Executive KMP
S Collard	2026	440,803	152,331	12,927	20,634	–	707,163	1,333,858	64%
	2025	429,794	127,068	2,609	30,526	–	543,849	1,133,846	59%
C Cortes[7]	2026	236,967	80,715	13,107	20,325	–	124,265	475,379	43%
	2025	–	–	–	–	–	–	–	0%
Former Executive KMP
D Elder[8]	2026	89,649	54,323	5,353	17,277	–	49,177	215,779	48%
	2025	289,574	85,612	22,550	19,413	–	274,026	691,175	52%
Total	2026	1,279,827	481,467	56,758	78,561	–	1,448,066	3,344,679
	2025	1,350,979	357,266	61,581	82,539	– 1,215,090		3,067,455

1	Amounts reported for Mr Brown, Mr Crawford, Mr Dow, Mr Cortes and Mr Elder are denominated in Australian dollars and have been converted to United States dollars using an exchange rate of US$1.00:A$1.5454 for the year ended 30 June 2025 and US$1.00:A$1.4760 for the year ended 30 June 2026. Amounts reported for Mr Collard are denominated in Canadian dollars and have been converted to United States dollars using an exchange rate of US$1.00:C$1.3956 for the year ended 30 June 2025 and US$1.00:C$1.3818 for the year ended 30 June 2026.

2	The cash incentive reflects the STI provided for the period, of which 50 percent is paid in cash in September following the end of the performance period (which is included in the cash incentive column of the table) and 50 percent is delivered in equity rights to receive ordinary fully paid shares in Elevra Lithium Limited (which is included in the equity rights column of the table). The value of the deferred equity portion is amortised over the vesting period.

3	Other benefits include accommodation, car parking, life insurance, motor vehicle allowances, private health insurance and other medical benefits, and net movements in annual leave entitlements.

4	Equity rights are calculated in accordance with Australian Accounting Standards and reflect the amortised fair value of equity and equity-related instruments that have been granted to Executive KMP and expensed during the year. Refer to the table on page 66 of this report for information on equity rights granted to Executive KMP during the year.

5	Mr Brown transitioned from Executive Director to Non-Executive Director on 30 August 2025 following completion of the merger between Piedmont and Sayona. Remuneration reported for Mr Brown for the year ended 30 June 2026 reflects service as a member of Executive KMP from 1 July 2025 to 29 August 2025.

6	Mr Crawford transitioned from Executive Director and Company Secretary to Non-Executive Director on 6 August 2024 following the appointment of Mr Dylan Roberts as General Counsel and Company Secretary. Amounts reported for Mr Crawford for the year ended 30 June 2025 reflect service as a member of Executive KMP from 1 July 2024 to 5 August 2024.

7	Mr Cortes was appointed as Chief Financial Officer on 20 October 2025 following the resignation of Mr Elder. Remuneration reported for Mr Cortes for the year ended 30 June 2026 reflects service as a member of Executive KMP from 20 October 2025 to 30 June 2026.

8	Mr Elder resigned as Chief Financial Officer on 20 October 2025. Remuneration reported for Mr Elder for the year ended 30 June 2026 reflects service as a member of Executive KMP from 1 July 2025 to 20 October 2025.

Elevra Annual Report 2026	77

Equity Rights Held by KMP

The following table details the number of equity rights held in Elevra Lithium Limited either directly, indirectly or beneficially by each KMP, including their related parties:

		Opening			Forfeited/		Closing
		balance as	Granted	Vested	lapsed	Reduction	balance as
		at 1 July	during	during	during the	on share	at 30 June
		2025	the year[2]	the year[3]	year	consolidation[4]	2026	Vesting
KMP Award[1]	Grant date	#	#	#	#	#	#	date
Executive Directors
L Dow		45,500,000	334,558	–	–	(45,196,666)	637,892
FY25 Deferred STI	28-Nov-2024	14,700,000	–	–	–	(14,602,000)	98,000	Oct-26
FY25 LTI	28-Nov-2024	30,800,000	–	–	–	(30,594,666)	205,334	Aug-27
FY26 Deferred STI	21-Nov-2025	–	108,088	–	–	–	108,088	Sep-27
FY26 LTI	21-Nov-2025	–	226,470	–	–	–	226,470	Aug-28
Other Executive KMP
S Collard		61,949,360	253,954	(181,460)	–	(61,536,360)	485,494
FY24 Deferred STI	28-Nov-2024	1,597,240	–	(10,649)	–	(1,586,591)	–
FY24 Transitional Award	31-Dec-2024	25,236,640	–	(168,246)	–	(25,068,394)	–
FY25 Deferred STI	28-Nov-2024	11,889,040	–	–	–	(11,809,779)	79,261	Oct-26
FY25 ESP[5]	31-Dec-2024	769,360	–	(2,565)	–	(764,230)	2,565	Jan-27
FY25 LTI	28-Nov-2024	22,457,080	–	–	–	(22,307,366)	149,714	Aug-27
FY26 Deferred STI	21-Nov-2025	–	87,907	–	–	–	87,907	Sep-27
FY26 LTI	21-Nov-2025	–	166,047	–	–	–	166,047	Aug-28
C Cortes		–	133,037	–	–	–	133,037
FY26 Deferred STI	21-Nov-2025	–	46,051	–	–	–	46,051	Sep-27
FY26 LTI	21-Nov-2025	–	86,986	–	–	–	86,986	Aug-28
Former Executive KMP
D Elder[6]		28,508,240	–	–	–	(28,318,183)	190,057
FY24 Deferred STI	28-Nov-2024	1,812,080	–	–	–	(1,799,999)	12,081
FY24 Transitional Award	31-Dec-2024	3,426,160	–	–	–	(3,403,318)	22,842
FY25 Deferred STI	28-Nov-2024	8,055,000	–	–	–	(8,001,300)	53,700
FY25 LTI	28-Nov-2024	15,215,000	–	–	–	(15,113,566)	101,434

1	At the time of vesting, the quantum of all awards that vest based on service and/or performance conditions will convert to ordinary fully paid shares in Elevra Lithium Limited for nil consideration (unless the Board exercises its discretion to settle awards in cash instead of allocating shares). Unless the Board determines otherwise, equity rights will lapse on the earlier of cessation of employment of a participant or the vesting conditions not being achieved or being incapable of being achieved by a participant. As equity rights are subject to service and/or performance conditions, the minimum possible value of rights granted in future financial years is nil and the maximum possible value is the number of rights multiplied by the market price of ordinary fully paid shares in Elevra Lithium Limited on the date of vesting.

2	The number of equity rights granted to Executive KMP during the year is calculated by dividing the face value of the award by the VWAP of ordinary fully paid shares in Elevra Lithium Limited traded on the ASX over the ten (10) trading days following the announcement of the annual financial results, being A$3.40 (US$2.30). The fair value per right for awards granted during the year is the grant date fair value for accounting purposes, being A$4.92 (US$3.17) for the FY26 Deferred STI award and A$4.25 (US$2.74) for the FY26 LTI award. The grant of equity rights to the Managing Director and Chief Executive Officer were approved by shareholders, under ASX Listing Rule 10.14, at the Annual General Meeting on 21 November 2025.

3	Equity rights that vested during the year were converted to ordinary fully paid shares in Elevra Lithium Limited for nil consideration. The vesting outcome for each award is summarised on page 74 of this report.

4	Amounts reported reflect the consolidation of the number of equity rights on issue on a 150:1 basis as announced to the ASX on 22 September 2025, resulting in the conversion of every 150 equity rights into one equity right (rounded up to the nearest whole right).

5	Rights are held by a close member of family who is employed by the Company and participates in the Employee Share Plan.

6	Mr Elder ceased as a member of Executive KMP on 20 October 2025. The closing balance reported reflects the number of equity rights held at the date of cessation.

78	Elevra Annual Report 2026

Ordinary Shares Held by KMP

The following table details the number of ordinary fully paid shares held in Elevra Lithium Limited either directly, indirectly or beneficially by each KMP, including their related parties:

	Opening	Received on	Net shares	Reduction		Closing
	balance as at	vesting of	acquired/	on share	Other net	balance as at
	1 July 2025	equity rights	(disposed)	consolidation[1]	changes[2]	30 June 2026
KMP Award[1]	#	#	#	#	#	#
Non-Executive Directors
C Alvord	–	–	–	–	32,730	32,730
J Armstrong	–	–	50,000	–	178,560	228,560
J Beristain	–	–	–	–	149,040	149,040
J Brown	10,757,094	–	–	(10,685,380)	–	71,714
A Buckler	112,589,051	–	–	(111,838,456)	–	750,595
P Crawford[3]	166,526,303	–	–	(165,416,125)	–	1,110,178
D Hickton	–	–	–	–	27,140	27,140
L Lefcourt	550,000	–	5,717	(546,333)	–	9,384
P Lucas[3]	–	–	–	–	–	–
Executive Directors
L Dow	2,500,000	–	2,460	(2,483,333)	–	19,127
Other Executive KMP
S Collard	–	181,460	(96,867)	–	–	84,593
C Cortes	–	–	–	–	11,431	11,431
D Elder[4]	1,700,000	–	–	(1,688,666)	–	11,334
Total	294,622,448	181,460	(38,690)	(292,658,293)	398,901	2,505,826

1	Amounts reported reflect the consolidation of the number of ordinary fully paid shares on issue on a 150:1 basis as announced to the ASX on 22 September 2025, resulting in the conversion of every 150 shares into one share (rounded up to the nearest whole share).

2	Other net changes reflect the number of ordinary fully paid shares held prior to appointment as a member of KMP.

3	Mr Crawford and Mr Lucas ceased as a member of KMP on 30 August 2025. The closing balance reported reflects the number of ordinary fully paid shares held at the date of cessation.

4	Mr Elder ceased as a member of Executive KMP on 20 October 2025. The closing balance reported reflects the number of ordinary fully paid shares held at the date of cessation.

Elevra Annual Report 2026	79

8.	Looking Forward

Planned Remuneration Changes

The Board has confidence in the integrity of the remuneration framework and believes it incorporates the necessary flexibility to reward executives for performance that is aligned with the creation of shareholder value. Following completion of the merger, the Elevra Board continues to review the existing remuneration structure for the consolidated group and will determine any appropriate changes, if required.

9.	Additional Statutory Information

Agreements, Notice Periods and Termination

Remuneration and other terms of employment for Executive KMP are formalised in employment agreements. These employment agreements specify the components of remuneration, benefits and notice periods. Under the terms of these employment agreements, participation in the STI and LTI plans is subject to the Board’s discretion.

The following table summarises the employment agreements in place with Executive KMP as at 30 June 2026:

		Term of	Notice period	Termination
Executive KMP	Position	agreement	by either party	benefit
L Dow[1]	Managing Director and Chief Executive Officer	No fixed term	6 months	6 months
S Collard[1]	Chief Operating Officer and President Canada	No fixed term	3 months	3 months
C Cortes[1]	Chief Financial Officer	No fixed term	3 months	3 months

1	Mr Dow, Mr Collard and Mr Cortes are each entitled to 12 months’ notice of termination, or payment in lieu of notice, if their employment is terminated in connection with a Change of Control of the Company.

In the case of dismissal for cause, the Company may terminate employment without notice and without payment of any salary or compensation in lieu of notice. The Board will apply the malus and clawback provisions under our remuneration framework, and outstanding awards under any of the Group’s incentive plans may be forfeited and previous awards clawed back.

During the reporting period, the Company entered into an agreement with Mr Elder to deem his resignation as a “Good Leaver”.

On appointment to the Board, all Non-Executive Directors enter into an agreement with the Company in the form of a letter of appointment which details remuneration arrangements.

Other Transactions with KMP and Related Parties

There were no other transactions between the Group and KMP or their related parties, other than those disclosed above and elsewhere in the financial report, that were conducted other than in accordance with normal employee, customer, or supplier relationships on terms no more favourable than those reasonably expected under arm’s length dealings with unrelated persons.

Prohibition of Hedging

KMP or closely related parties of KMP are prohibited from entering hedge arrangements that would have the effect of limiting the risk exposure relating to their remuneration.

In addition, the Board’s remuneration framework prohibits KMP from using Elevra’s shares as collateral in any financial transactions, including margin loan arrangements.

The Directors’ Report, incorporating the Remuneration Report, is approved in accordance with a resolution of the Board.

Dawne Hickton Chair, Nomination and Remuneration Committee 28 August 2026	Laurie Lefcourt Chair, Audit and Risk Committee 28 August 2026

80	Elevra Annual Report 2026

Ernst & Young 111 Eagle Street Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001	Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 ey.com/au

Auditor’s independence declaration to the directors of Elevra Lithium Limited

As lead auditor for the audit of the financial report of Elevra Lithium Limited for the financial year ended 30 June 2026, I declare to the best of my knowledge and belief, there have been:

a.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit;

b.	No contraventions of any applicable code of professional conduct in relation to the audit; and

c.	No non-audit services provided that contravene any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Elevra Lithium Limited and the entities it controlled during the financial year.

Ernst & Young

Andrew Carrick

Partner

28 August 2026

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation
Elevra Annual Report 2026	81

82	Elevra Annual Report 2026

Consolidated Financial Statements

Consolidated Statement of Profit or Loss

for the year ended 30 June 2026

		2026	2025
	Note	$’000	$’000 *
Revenue	5	201,675	145,016
Other income	6	390	7,326
Gain on bargain purchase	32	33,109	–
Reversal of impairment/(impairment) of non-financial assets	14	156,013	(175,612)
Expenses, excluding impairment of non-financial assets	7	(208,488)	(225,110)
Write down on settlement of pre-existing contractual arrangement	32	(137,000)	–
Profit/(loss) from operations		45,699	(248,380)

Financial income	20	6,498	2,775
Financial expenses	20	(5,773)	(3,445)
Net financial income/(expense)	20	725	(670)

Profit/(loss) before income tax		46,424	(249,050)
Income tax benefit/(expense)	8	(2,034)	1,936
Profit/(loss) after income tax		44,390	(247,114)

Attributable to:
Equity holders of Elevra Lithium Limited		43,068	(190,509)
Non-controlling interests		1,322	(56,605)

Earnings per share
Basic earnings per share (cents)	9	27.61	(265.10)
Diluted earnings per share (cents)	9	26.84	(265.10)

*       Refer to Note 2 (a) for details on restatement of prior period comparatives to United States dollars.

The accompanying notes form part of the consolidated financial statements.

Elevra Annual Report 2026	83

Consolidated Statement of Comprehensive Income

for the year ended 30 June 2026

		2026	2025
	Note	$’000	$’000 *
Profit/(loss) after income tax		44,390	(247,114)
Other comprehensive loss, net of income tax
Items that may be reclassified to the Consolidated Statement of Profit or Loss:
Foreign exchange rate differences on translation of foreign operations		(19,743)	(5,290)
Total items that may be reclassified to the Consolidated Statement of Profit or Loss		(19,743)	(5,290)
Items that will not be reclassified to the Consolidated Statement of Profit or Loss:
Fair value adjustments on financial assets at fair value through other comprehensive income	23	3,379	(43)
Total items that will not be reclassified to the Consolidated Statement of Profit or Loss		3,379	(43)
Total other comprehensive loss, net of income tax		(16,364)	(5,247)
Total comprehensive income/(loss)		28,026	(252,361)

Attributable to:
Equity holders of Elevra Lithium Limited		24,334	(194,651)
Non-controlling interests		3,692	(57,710)

*       Refer to Note 2 (a) for details on restatement of prior period comparatives to United States dollars.

The accompanying notes form part of the consolidated financial statements.

84	Elevra Annual Report 2026

Consolidated Statement of Financial Position

as at 30 June 2026

		2026	2025
	Note	$’000	$’000 *
ASSETS
Current assets
Cash and cash equivalents	17	255,279	47,254
Trade and other receivables	10	54,277	21,738
Inventories	11	56,378	30,957
Current tax assets		2,171	1,076
Other assets	12	4,127	5,609
Assets held for sale	33	18,334	–
Total current assets		390,566	106,634
Non-current assets
Other financial assets		8,805	659
Property, plant and equipment	13	499,645	312,507
Other assets	12	6,305	7,164
Total non-current assets		514,755	320,330
Total assets		905,321	426,964
LIABILITIES
Current liabilities
Trade and other payables	15	45,222	32,451
Interest bearing liabilities	18	49,060	41,074
Current tax liabilities		1,804	–
Provisions	16	17,337	3,984
Total current liabilities		113,423	77,509
Non-current liabilities
Interest bearing liabilities	18	29,026	9,659
Deferred tax liabilities	8	8,837	9,513
Provisions	16	26,869	19,282
Total non-current liabilities		64,732	38,454
Total liabilities		178,155	115,963
Net assets		727,166	311,001
EQUITY
Share capital	22	1,038,050	586,472
Reserves	23	(84,584)	(43,204)
Accumulated losses		(226,300)	(270,079)
Total equity attributable to equity holders of Elevra Lithium Limited		727,166	273,189
Non-controlling interests		–	37,812
Total equity		727,166	311,001

*       Refer to Note 2 (a) for details on restatement of prior period comparatives to United States dollars.

The accompanying notes form part of the consolidated financial statements.

Elevra Annual Report 2026	85

Consolidated Statement of Changes in Equity
for the year ended 30 June 2026

		Attributable to equity holders of Elevra Lithium Limited				Non-

		Share	Reserves	Accumulated	Total	controlling	Total
		capital		losses		interests	equity
	Note	$’000 *	$’000 *	$’000 *	$’000 *	$’000 *	$’000 *
Balance as at 1 July 2025		586,472	(43,204)	(270,079)	273,189	37,812	311,001
Profit after income tax		–	–	43,068	43,068	1,322	44,390
Other comprehensive income/(loss)		–	(18,734)	–	(18,734)	2,370	(16,364)
Total comprehensive income/(loss)		–	(18,734)	43,068	24,334	3,692	28,026
Transactions with owners:
Shares issued	22	259,792	–	–	259,792	–	259,792
Transaction costs	22	(9,144)	–	–	(9,144)	–	(9,144)
Acquisition of subsidiaries, operations and joint operations	32	196,624	5,167	–	201,791	–	201,791
Reallocation of non-controlling interest on business combination	32	–	(26,459)	–	(26,459)	(41,504)	(67,963)
Employee share entitlements for unvested awards, net of tax	23	–	3,663	–	3,663	–	3,663
Employee share awards vested, net of tax		4,306	(4,306)	–	–	–	-
Transfers and other movements		–	(711)	711	–	–	–
Balance as at 30 June 2026		1,038,050	(84,584)	(226,300)	727,166	–	727,166

Balance as at 1 July 2024		561,903	(40,572)	(79,771)	441,560	88,761	530,321
Loss after income tax		–	–	(190,509)	(190,509)	(56,605)	(247,114)
Other comprehensive loss		–	(4,142)	–	(4,142)	(1,105)	(5,247)
Total comprehensive loss		–	(4,142)	(190,509)	(194,651)	(57,710)	(252,361)
Transactions with owners:
Shares issued	22	25,899	–	–	25,899	–	25,899
Transaction costs	22	(1,330)	–	–	(1,330)	–	(1,330)
Employee share entitlements for unvested awards, net of tax	23	–	1,711	–	1,711	–	1,711
Transfers and other movements		–	(201)	201	–	6,761	6,761
Balance as at 30 June 2025		586,472	(43,204)	(270,079)	273,189	37,812	311,001

*       Refer to Note 2 (a) for details on restatement of prior period comparatives to United States dollars.

The accompanying notes form part of the consolidated financial statements.

86	Elevra Annual Report 2026

Consolidated Statement of Cash Flows

for the year ended 30 June 2026

		2026	2025
	Note	$’000	$’000 *
Operating activities
Profit/(loss) before income tax		46,424	(249,050)
Adjustments for:
Depreciation and amortisation expense	7	23,630	24,983
Employee share awards expense	23	3,663	1,711
Fair value adjustments to financial instruments	6	–	(2,942)
Gain on bargain purchase	32	(33,109)	–
Impairment and write down of financial assets	7	–	354
Impairment/(reversal of impairment) of non-financial assets	14	(156,013)	175,612
Income from sale of tax benefits under flow through share arrangements	6	–	(3,937)
Net financial income and expenses	20	(725)	670
Net loss on disposal of non-financial assets	7	102	–
Net movement in inventories relating to net realisable value adjustments	7, 11	(9,454)	2,718
Write down on settlement of pre-existing contractual arrangement	32	137,000	–
Changes in assets and liabilities:
Trade and other receivables		(22,284)	(4,226)
Inventories		(17,873)	14,659
Other assets		2,683	2,600
Trade and other payables		(1,791)	(3,482)
Provisions and other liabilities		(17,829)	28,384
Cash used in operations		(45,576)	(11,946)
Interest received		2,653	2,882
Interest paid		(682)	(539)
Net cash flows used in operating activities[1]		(43,605)	(9,603)
Investing activities
Exploration expenditure		(503)	(20,398)
Exploration expenditure expensed and included in operating cash flows		503	1,011
Purchases of property, plant and equipment		(24,027)	(12,729)
Advances to affiliates	33	(1,397)	–
Cash outflows from investing activities		(25,424)	(32,116)
Cash and cash equivalents acquired on business combination	32	34,452	–
Proceeds from sale of property, plant and equipment		2,913	–
Net cash flows from/(used in) investing activities		11,941	(32,116)
Financing activities
Proceeds from non-controlling interests		–	6,761
Proceeds from interest bearing liabilities		–	770
Repayment of interest bearing liabilities		(4,146)	(2,223)
Proceeds from issue of shares and exercise of options		253,891	25,899
Transaction costs associated with share issues	22	(9,144)	(1,330)
Net cash flows from financing activities		240,601	29,877

Net increase/(decrease) in cash and cash equivalents		208,937	(11,842)
Cash and cash equivalents at the beginning of the financial year		47,254	60,464
Foreign exchange rate differences on cash and cash equivalents		(912)	(1,368)
Cash and cash equivalents at the end of the financial year	17	255,279	47,254

*	Refer to Note 2 (a) for details on restatement of prior period comparatives to United States dollars.
(1)	Net cash flows used in operating activities for the year ended 30 June 2026 includes cash outflows of $25.2 million associated with non-recurring merger transaction and integration costs, of which $14.6 million was accounted for and accrued by Piedmont prior to merger completion.

The accompanying notes form part of the consolidated financial statements.

Elevra Annual Report 2026	87

Notes to the Financial Statements

Basis of Preparation

This section sets out the accounting policies that relate to the consolidated financial statements of Elevra Lithium Limited and its subsidiaries and joint arrangements.

These consolidated financial statements and notes represent those of Elevra Lithium Limited ("the Company”) and its controlled entities (the “Consolidated Group” or “Group”).

The Company changed its name from Sayona Mining Limited to Elevra Lithium Limited, effective from 16 September 2025, and began trading on the Australian Securities Exchange (ASX) under the ticker “ELV” with effect from 26 September 2025.

Where an accounting policy, critical accounting estimate, assumption or judgement is specific to a note, these are described within the note to which they relate. These material policies have been consistently applied to all periods presented, except as described in Note 3.

The consolidated financial statements of the Group for the year ended 30 June 2026 were authorised for issue in accordance with a resolution of the Directors on 28 August 2026.

1.       Reporting Entity

Elevra Lithium Limited is a for-profit company limited by shares, incorporated and domiciled in Australia with a primary listing on the Australian Securities Exchange (ASX) and a secondary listing on the National Association of Securities Dealers Automated Quotations (Nasdaq) in the United States.

The nature of the operations and principal activities of the Group are described in the Directors’ Report.

The separate financial statements of the parent entity, Elevra Lithium Limited, have been presented in Note 31 of this report as required by the Corporations Act 2001.

2.       Basis of Preparation

The consolidated financial statements are general purpose financial statements which have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB), and International Financial Reporting Standards (IFRS) and other authoritative pronouncements of the International Accounting Standards Board (IASB).

The financial statements have been prepared on a going concern basis as management has assessed that the Group will be able to meet its obligations as and when they fall due and there is no significant uncertainty over the Group’s ability to continue as a going concern for the twelve months from the date of this report.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities (including derivative financial instruments) which are required to be measured at fair value.

All amounts are presented in United States dollars, with values rounded to the nearest thousand in accordance with ASIC Corporations Instrument 2026/183, unless otherwise stated.

Where required by Accounting Standards, comparative figures have been reclassified for consistency with changes in presentation for the current financial year.

(a)       Change in presentation currency

The Company has elected to change the Group’s presentation currency from Australian dollars to United States dollars, effective from 1 July 2025. There has been no change to the functional currency of the Company during the year, which has been assessed by management as Australian dollars. The change in presentation currency is a voluntary change, which is accounted for retrospectively.

The change will allow the Company to align to the predominant currency in which revenue and corresponding cash flows are primarily generated with the objective of providing investors with a clearer understanding of Elevra’s performance by reducing volatility arising from foreign exchange rate differences.

The financial report has been restated to United States dollars using the procedures outlined below:

•	Consolidated Statement of Profit or Loss and Consolidated Statement of Cash Flows have been translated into United States dollars using an average foreign exchange rate for the relevant period.

•	Assets and liabilities in the Consolidated Statement of Financial Position have been translated into United States dollars at the closing foreign exchange rate on the relevant balance sheet date.

•	Equity components within the Consolidated Statement of Financial Position, including foreign currency translation reserve, retained earnings, share capital and other reserves, have been translated into United States dollars using historical foreign exchange rates.

•	Earnings per share and dividend disclosures have been translated into United States dollars to reflect the change in presentation currency.

Comparative figures have been restated to United States dollars for consistency with changes in presentation currency.

(b)       Principles of consolidation

The consolidated financial statements comprise the financial statements of the Group. A list of controlled entities (subsidiaries) is provided in Note 27.

Intercompany transactions, balances and unrealised gains or losses on transactions between Group entities are fully eliminated on consolidation. Subsidiaries are consolidated from the date on which control is obtained to the date on which control is ceased.

88	Elevra Annual Report 2026

2.       Basis of Preparation (continued)

(c) Foreign currency translation

The consolidated financial statements are presented in United States dollars. The functional currency of the Company has been assessed by management as Australian dollars. Management will reassess the Company’s functional currency if there are any changes which impact the primary economic environment of the Group.

Transactions denominated in foreign currencies are initially translated into United States dollars using the exchange rate on the date of the underlying transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate at the end of the reporting period.

Exchange gains or losses on settlement or translation of monetary items are included in the Consolidated Statement of Profit or Loss, except for foreign exchange differences resulting from translation of foreign operations, which are initially recognised in the Consolidated Statement of Comprehensive Income and subsequently transferred to the Consolidated Statement of Profit or Loss on disposal of the foreign operation.

Non-monetary items measured on a historical cost basis in a foreign currency are translated into United States dollars using the exchange rate on the date of the underlying transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate on the date when the fair value is determined. Exchange gains or losses on translation of non-monetary items measured at fair value are recognised in the same manner as gains or losses on change in fair value of the non-monetary item.

(d)	Key accounting estimates, judgements and assumptions

The preparation of the consolidated financial statements requires management to apply accounting policies and methodologies based on complex and subjective judgements and estimates. Estimates assume a reasonable expectation of future events and are based on historical experience and assumptions as well as current trends and economic data, obtained both externally and within the Group.

The use of these estimates, assumptions and judgements affects the amounts reported in the consolidated financial statements. The areas involving a higher degree of judgement or complexity, or where assumptions and estimates are material to the financial statements, are disclosed in the following notes:

Note
5	Revenue
8	Tax
13	Property, Plant and Equipment
14	Impairment of Non-Financial Assets
16	Provisions
32	Business Combinations

In addition to the specific sources of uncertainty noted, the following assumptions are considered pervasive to the financial statements as a whole:

Mineral Resources and Ore Reserves

Estimating the quantity and/or grade of Mineral Resources requires the location, quantity, grade (or quality), continuity and other geological characteristics to be known, estimated or interpreted from specific geological evidence and knowledge, including sampling, in order to satisfy the requirement that there are reasonable prospects for eventual economic extraction. This process may require complex geological assessments to interpret the data.

An Ore Reserve is the economically mineable part of the Measured and/or Indicated Mineral Resource that can be legally extracted, or where there is a reasonable expectation that approvals for extraction will be granted. Whilst future approval conditions may be more onerous than current operating conditions, any such conditions are expected to be reasonable, scientifically based and aligned with prevailing legislation. In order to estimate Ore Reserves, consideration is required for a range of modifying factors, including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental. When reporting Ore Reserves, the relevant studies, to at least a pre-feasibility level, must demonstrate that, at the time of reporting, extraction could be reasonably justified, including a consideration of forecast sales prices.

The Group reports Mineral Resources and Ore Reserves in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code), as required by Chapter 5 of the ASX Listing Rules.

Because the economic assumptions used to estimate the Ore Reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of the Mineral Resources and Ore Reserves may change from period to period.

The Group may also include exploration targets in determining the recoverable amount of a CGU or an exploration area of interest.

Changes in the Group’s estimates of Mineral Resources and Ore Reserves, including exploration targets, may affect the Group’s financial results and financial position in a number of ways, including asset recoverable amounts, useful lives of assets, commercial viability of exploration areas of interest, timing and cost of closure and rehabilitation activities, and the recovery of any associated deferred tax assets.

(e)	Goods and Services Tax (GST) and Québec Sales Tax (QST)

Revenues, expenses and assets are recognised net of the amount of GST/QST, except where the amount of GST/QST incurred is not recoverable from the taxation authority.

Receivables and payables are stated inclusive of the amount of GST/QST receivable or payable. The net amount of GST/QST recoverable from, or payable to, the taxation authority is included within other receivables or payables in the Consolidated Statement of Financial Position.

Cash flows are presented on a gross basis. The GST/QST component of cash flows arising from investing or financing activities are presented as operating cash flows.

Elevra Annual Report 2026	89

3.	New Standards and Interpretations

(a)	New accounting standards and interpretations effective from 1 July 2025

The following new accounting standards and interpretations have been published and are effective for the year ended 30 June 2026:

•	Amendments to AASB 121 – Lack of Exchangeability
•	Amendments to AASB 136 and AASB 137 – Disclosures About Uncertainties in the Financial Statements

The Group has reviewed these amendments and concluded that none of these changes are likely to have a material impact on the Group.

(b)	New accounting standards and interpretations issued but not yet effective

The following new accounting standards and interpretations have been published but are not yet effective for the year ended 30 June 2026 and have not been early adopted by the Group:

•	AASB 18 – Presentation and Disclosure in Financial Statements – effective 1 January 2027

•	Amendments to AASB 1, AASB 7, AASB 9, AASB 10 and AASB 107 – Annual Improvements to Australian Accounting Standards Volume 11 – effective 1 January 2026

•	Amendments to AASB 7 and AASB 9 – Contracts Referencing Nature-Dependent Electricity – effective 1 January 2026

•	Amendments to AASB 9 – Classification and Measurement of Financial Instruments – effective 1 January 2026

•	Amendments to AASB 10 and AASB 128 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – effective 1 January 2028

The Group has reviewed these amendments and improvements, and with the exception of the item listed below, does not expect these changes to have a material impact on the Group.

AASB 18 – Presentation and Disclosure in Financial

Statements

AASB 18 Presentation and Disclosure in Financial Statements was issued in June 2024 and will replace AASB 101 Presentation of Financial Statements, effective for annual reporting periods from 1 January 2027.

AASB 18 Presentation and Disclosure in Financial Statements introduces new classification and presentation requirements, primarily impacting the Consolidated Statement of Profit or Loss and related notes. The new standard will:

a)	better align the presentation of the statement of profit or loss to the categories in the statement of cash flows by introducing two new defined subtotals – operating profit and profit before financing and income taxes (EBIT);
b)	require disclosure of management-defined performance measures – subtotals of income and expenses not specified by IFRS Accounting Standards that are used in public communications to communicate management’s view of an aspect of a company’s financial performance (such as funds from operations, cash profit, etc); and

c)	enhance the requirements for aggregation and disaggregation to help a company to provide useful information.

The Group is currently in the process of assessing the impact of the new standard; however, it is not expected to have an impact on the recognition and measurement of assets, liabilities, income and expenses. The main impact is expected to result in changes in the classification and presentation of these in the consolidated financial statements, as well as additional disclosures in the notes to the financial statements.

The Group does not intend to early adopt any of the new standards or interpretations. It is expected that where applicable, these standards and interpretations will be adopted on each of the respective effective dates.

90	Elevra Annual Report 2026

Financial Performance

This section details the results and financial performance of the Group including profitability and earnings per share.

4.	Segment Reporting

(a)	Identification of reportable segments

The Group is an emerging lithium producer with operations in Canada and the United States of America. The principal activities of the Group during the year were lithium mining and processing at North American Lithium (NAL) and ongoing identification, evaluation and development of its portfolio of mineral exploration assets in Canada and the United States of America, predominantly focusing on lithium.

Management has determined the reportable segments of the Group based on the reports that are used by the Managing Director and Chief Executive Officer (the chief operating decision maker) and Board of Directors to make strategic decisions. During the year ended 30 June 2026, following completion of the merger with Piedmont Lithium Inc., the Group changed its reportable segments from a geographical approach to an asset-based approach, with each producing mine to be treated as a separate operating segment. This change more appropriately reflects the way in which the chief operating decision maker examines the performance and activity of the Group following completion of the merger, with the primary focus being on the operations at NAL. As a result, prior period comparatives have been restated to conform with the current segment reporting structure.

The principal activities of each reportable segment are summarised as follows:

Reportable segments	Principal activities
North American Lithium
North American Lithium	Lithium mining and processing
All other operations
Australian operations
Lithium and gold projects	Exploration of lithium and gold tenements in the Pilbara and Yilgarn regions
Canadian operations
Authier Lithium Project	Hard rock lithium deposit
Killick Lithium Project	Exploration site for lithium pegmatite occurrences
Lac Albert Lithium Project	Exploration site for lithium pegmatite occurrences
Moblan Lithium Project	Hard rock lithium deposit host to high-grade spodumene mineralisation
Pontiac Claims	Exploration site for lithium pegmatite occurrences
Tansim Lithium Project	Exploration site for lithium, tantalum and beryllium
Troilus Claims	Wholly owned claims located adjacent to the Moblan Lithium Project
Vallée Lithium Project	Mineral rights claims located adjacent to NAL
USA operations
Carolina Lithium	Lithium mining and processing, currently in development and permitting stage

Elevra Annual Report 2026	91

4.	Segment Reporting (continued)

(b)	Segment results

The segment information reflects the Group’s interest in subsidiaries and joint operations. The segment information includes non-IFRS financial measures.

Segment performance is measured by Underlying EBITDA. Underlying EBITDA is earnings before underlying depreciation and amortisation expense, underlying earnings adjustments, net financial income and expenses, and income tax expense.

Group / unallocated items and eliminations represent centralised functions, items which are not solely related to North American Lithium or another operation, and consolidation adjustments and eliminations.

Reconciliations of underlying segment information to the statutory information included in the Group’s consolidated financial statements are set out in Note 4 (c).

			Group /
	North	All other	unallocated
	American		items and
	Lithium	operations	eliminations	Total
Year ended 30 June 2026	$’000	$’000	$’000	$’000
Revenue	201,675	–	–	201,675
Total revenue	201,675	–	–	201,675

Underlying EBITDA	45,717	(1,299)	(30,073)	14,345
Underlying depreciation and amortisation expense (1)	(20,923)	(50)	(511)	(21,484)
Underlying earnings adjustments (2)	165,467	–	(112,629)	52,838
Profit/(loss) from operations	190,261	(1,349)	(143,213)	45,699
Net financial expense				725
Profit before income tax				46,424
Income tax expense				(2,034)
Profit after income tax				44,390

Underlying exploration expenditure	–	–	–	–
Underlying capital expenditure (3)	19,584	1,441	3	21,028
Total underlying assets	466,769	178,797	259,755	905,321
Total underlying liabilities	137,199	3,078	37,878	178,155

(1)	Underlying depreciation and amortisation expense is comprised of depreciation and amortisation expense of $23.6 million, partially offset by favourable non-cash inventory movements of $2.1 million recognised within ‘Changes in inventories of finished goods and work in progress’. Refer to Note 7 for further details.

(2)	Refer to Note 4 (c) for further details.

(3)	Underlying capital expenditure excludes capitalised exploration expenditure and right-of-use asset additions.

92	Elevra Annual Report 2026

4.	Segment Reporting (continued)

(b)	Segment results (continued)

			Group /
	North	All other	unallocated
	American		items and
	Lithium	operations	eliminations	Total
Year ended 30 June 2025	$’000	$’000	$’000	$’000
Revenue	145,016	–	–	145,016
Total revenue	145,016	–	–	145,016

Underlying EBITDA	(29,483)	(1,444)	(11,973)	(42,900)
Underlying depreciation and amortisation expense (1)	(25,546)	(20)	(361)	(25,927)
Underlying earnings adjustments (2)	(175,388)	–	(4,165)	(179,553)
Loss from operations	(230,417)	(1,464)	(16,499)	(248,380)
Net financial expense				(670)
Loss before income tax				(249,050)
Income tax expense				1,936
Loss after income tax				(247,114)

Underlying exploration expenditure	6,304	11,390	–	17,694
Underlying capital expenditure (3)	12,765	–	–	12,765
Total underlying assets	223,287	173,581	30,096	426,964
Total underlying liabilities	99,697	1,054	15,212	115,963

(1)	Underlying depreciation and amortisation expense is comprised of depreciation and amortisation expense of $25.0 million and unfavourable non-cash inventory movements of $0.9 million recognised within ‘Changes in inventories of finished goods and work in progress’. Refer to Note 7 for further details.

(2)	Refer to Note 4 (c) for further details.

(3)	Underlying capital expenditure excludes capitalised exploration expenditure and right-of-use asset additions.

Inter-segment transactions

Inter-segment transactions are made on a commercial basis. All such transactions are eliminated on consolidation of the Group's financial statements.

Segment assets

Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

Segment liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment.

Elevra Annual Report 2026	93

4.	Segment Reporting (continued)

(c)	Underlying results reconciliation

The following table reconciles the underlying segment information to the Group’s statutory results for the year:

	2026	2025
	$’000	$’000
Underlying EBITDA	14,345	(42,900)
Underlying depreciation and amortisation expense	(21,484)	(25,927)
Underlying earnings adjustments
Fair value adjustments to financial instruments (1)	–	2,942
Gain on bargain purchase (2)	33,109	–
Income from sale of tax benefits under flow through share arrangements (3)	–	3,937
Merger transaction and integration costs (4)	(8,738)	(8,102)
Net movement in inventories relating to net realisable value adjustments (5)	9,454	(2,718)
Reversal of impairment/(impairment) of non-financial assets (6)	156,013	(175,612)
Write down on settlement of pre-existing contractual arrangement (7)	(137,000)	–
Profit/(loss) from operations	45,699	(248,380)
Net financial expense	725	(670)
Income tax expense	(2,034)	1,936
Profit/(loss) after income tax	44,390	(247,114)

(1)	Adjustment to profit/(loss) which is reported as part of ‘North American Lithium’.

(2)	Adjustment to profit/(loss) which is reported as part of ‘Group / unallocated items and eliminations’. Refer to Note 32 (d) for further details.

(3)	Adjustment to profit/(loss) which is reported as part of ‘Group / unallocated items and eliminations’.

(4)	Adjustment to profit/(loss) which is reported as part of ‘Group / unallocated items and eliminations’. Refer to Note 7 for further details.

(5)	Adjustment to profit/(loss) which is reported as part of ‘North American Lithium’. Refer to Note 11 (b) for further details.

(6)	Adjustment to profit/(loss) which is reported as part of ‘North American Lithium’. Refer to Note 14 for further details.

(7)	Adjustment to profit/(loss) which is reported as part of ‘Group / unallocated items and eliminations’. Refer to Note 32 (d) for further details.

(d) Major customers

The Group generates revenue from external customers who individually account for greater than 10 percent of the Group’s total revenue. The following table sets out the applicable revenue percentage generated from each of these customers:

	2026	2025
	%	%
External Customer 1	76	33
External Customer 2	16	–
External Customer 3	8	67

94	Elevra Annual Report 2026

5.	Revenue

	2026	2025
	$’000	$’000
Sales revenue from contracts with customers	142,929	149,418
Other revenue (1)	58,746	(4,402)
Total revenue (2)	201,675	145,016
(1)	Other revenue relates predominantly to provisional pricing adjustments recognised at fair value.

(2)	Revenue relates solely to the sale of spodumene concentrate from North American Lithium. Refer to Note 5 (b) for a disaggregation of revenue by primary geographical market.

Recognition and measurement

The Group generates revenue primarily from the production and sale of spodumene concentrate. Revenue from the sale of goods is recognised at the point in time in which control of the product passes to the customer based upon agreed delivery terms. In most instances, control passes when the product is loaded onto the vessel and the bill of lading is received, or the product is delivered to a destination specified by the customer. In cases where control of the product is transferred to the customer before shipping takes place, revenue is recognised when the customer has formally acknowledged their legal ownership of the product, which includes all inherent risks associated with control of the product.

The amount of revenue recognised reflects the consideration which the Group expects to be entitled in exchange for transferring the goods to the customer. In some instances, the amount of revenue to be received is provisionally priced and recognised at the estimate of the consideration receivable that is highly probable of not reversing by reference to the relevant contractual price and the estimated product specifications. Provisionally priced sales are subsequently repriced at each reporting period up until when final pricing and settlement is confirmed, with revenue adjustments relating to the quantity and quality of goods sold being recognised in sales revenue.

Provisionally priced sales in which final pricing is referenced to a relevant index include an embedded commodity derivative. The embedded derivative is carried at fair value through profit or loss and presented as part of trade payables or receivables. The period between provisional pricing and final invoicing is typically between 60 and 120 days, with invoices payable on terms of up to 45 days.

(a)       Provisional pricing adjustments

The Group’s sales contracts may provide for provisional pricing of sales at the time the product is delivered to the vessel, with final pricing determined using a relevant index price on or after the vessel’s arrival at the port of discharge. This provisional pricing relates to the quantity and quality of the commodity sold, which is included in sales revenue, and an embedded derivative relating to the price of the commodity sold. Provisional pricing adjustments relating to the embedded derivative are separately identified as movements in the financial instrument rather than being included within sales revenue. The pricing adjustment mechanism is separated from the host contract and recognised at fair value through profit or loss in accordance with AASB 9 Financial Instruments. These amounts are disclosed separately as provisional pricing adjustments within other revenue rather than being included within sales revenue.

Key judgements and estimates

Estimating variable consideration

Revenue is measured at the fair value of the consideration received or receivable. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s performance obligations.

Judgement is exercised in estimating variable consideration. This is determined by past experience with respect to returned goods where the customer maintains a right of return pursuant to the customer contract or where the sale of goods or services has a variable component. Revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Elevra Annual Report 2026	95

5.	Revenue (continued)

(b)	Disaggregation of revenue

The following table disaggregates revenue by primary geographical market:

	2026	2025
	$’000	$’000
Primary geographical markets (1)
China	170,349	138,349
United States of America	31,326	6,667
	201,675	145,016
(1) Revenue is primarily presented by the geographical destination of the product.

6.	Other Income

	2026	2025
	$’000	$’000
Fair value adjustments to financial instruments	–	2,942
Government grants and incentives	194	162
Income from sale of tax benefits under flow through share arrangements	–	3,937
Other income	196	285
Total other income	390	7,326

7.	Expenses

	2026	2025
	$’000	$’000
Administration and corporate overheads	4,931	3,118
Changes in inventories of finished goods and work in progress	(17,847)	16,500
Depreciation and amortisation expense	23,630	24,983
Employee benefits expense	36,378	27,917
External services	119,236	111,160
Impairment and write down of financial assets	–	354
Loss on termination and settlement of contracts	7,218	–
Net loss on disposal of non-financial assets	102	–
Net movement in inventories relating to net realisable value adjustments (1)	(9,454)	2,718
Raw materials and consumables used	36,445	30,223
All other operating expenses	7,849	8,137
Total expenses (2)	208,488	225,110

(1)	Refer to Note 11 (b) for details on the net movement in inventories relating to net realisable value adjustments.

(2)	The amount reported for the year ended 30 June 2026 includes $8.7 million of non-recurring merger transaction and integration costs (2025: $8.1 million), of which $8.2 million is included within ‘External services’ (2025: $8.0 million), $0.4 million is included within ‘Administration and corporate overheads’ (2025: $0.1 million), and $0.1 million is included within ‘Employee benefits expense’ (2025: Nil).

96	Elevra Annual Report 2026

8.	Tax

(a)	Income tax expense

Income tax expense comprises current and deferred tax and is recognised in the Consolidated Statement of Profit or Loss, except to the extent that it relates to items recognised directly in the Consolidated Statement of Comprehensive Income.

	2026	2025
	$’000	$’000
Current income tax benefit/(expense)	(2,710)	795
Deferred income tax benefit/(expense)	676	1,141
Total income tax benefit/(expense)	(2,034)	1,936

Income tax expense charged to profit or loss is the tax payable on the current period’s taxable income or loss based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

Current and deferred tax expense is calculated using the tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to tax payable in respect of previous years. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

(b)	Reconciliation of prima facie tax expense to income tax expense

	2026	2025
	$’000	$’000
Profit/(loss) before income tax	46,424	(249,050)
Income tax on profit/(loss) before income tax calculated at 30 percent (2025: 30 percent)	(13,927)	74,715
Adjust for tax effect of:
Mining Tax – Canada	(2,008)	93
Non-assessable income	7,088	1,181
Non-deductible expenses	(34,004)	(7,932)
Other	86	–
Prior period adjustments	389	3,809
Tax losses and temporary differences not brought to account	43,891	(61,452)
Tax rate differential on non-Australian income	(3,549)	(8,478)
Total income tax benefit/(expense)	(2,034)	1,936

Elevra Annual Report 2026	97

8.	Tax (continued)

(c)	Deferred tax balances

Deferred income tax assets and liabilities are attributable to the following tax losses and temporary differences:

					Deferred tax
	Deferred tax assets		Deferred tax liabilities		charged/(credited) to
					profit or loss
	2026	2025	2026	2025	2026	2025
	$’000	$’000	$’000	$’000	$’000	$’000
Temporary differences
Deferred income	–	1,319	–	–	1,319	(21)
Property, plant & equipment	–	–	50,495	15,275	35,220	(31,404)
Provisions	4,309	519	–	–	(3,790)	7,371
Tax losses	37,040	3,600	–	–	(33,440)	22,165
Other	309	324	–	–	15	748
Total	41,658	5,762	50,495	15,275	(676)	(1,141)
Set off temporary differences	(41,658)	(5,762)	(41,658)	(5,762)	–	–
Total	–	–	8,837	9,513	(676)	(1,141)

The movement in deferred tax balances during the year is as follows:

	2026	2025
	$’000	$’000
At the beginning of the financial year	9,513	9,853
Charged/(credited) to profit or loss	(676)	(1,141)
Charged/(credited) to equity	–	801
At the end of the financial year	8,837	9,513

Deferred tax is provided using the balance sheet liability method, providing for the tax effect of temporary differences between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements. The tax effect of certain temporary differences is not recognised, principally with respect to:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that:

(a)	is not a business combination; and

(b)	at the time of the transaction:

(i)	affects neither accounting nor taxable profit or loss; and

(ii)	does not give rise to equal taxable and deductible temporary differences;

•	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profits will be available against which the benefit of the deferred tax assets can be utilised. Deferred tax assets are reviewed at each reporting period and amended to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Group has both the right and the intention to settle its current tax assets and liabilities on a net or simultaneous basis.

98	Elevra Annual Report 2026

8.	Tax (continued)

(d)	Unrecognised deferred tax assets and liabilities

The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows:

	2026	2025
	$’000	$’000
Tax losses – capital	4,613	4,378
Tax losses – revenue	69,054	65,327
Temporary differences	57,478	60,249
Total unrecognised deferred tax assets	131,145	129,954

At 30 June 2026, the Group has carry forward Australian, Canadian and US Federal tax losses totalling $422.4 million (2025: $257.6 million) and capital losses of $15.4 million (2025: $14.6 million).

(e)	Tax losses carried forward

At 30 June 2026, total Australian, Canadian and US Federal tax losses subject to expiry for which no deferred tax asset was recognised total $279.6 million (2025: $235.5 million), expiring between 2038 and 2046 (2025: 2037 to 2045).

(f)	Tax consolidation

Elevra Lithium Limited and its wholly owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2015 and is therefore taxed as a single entity from that date. Elevra Lithium Limited is the head entity of the tax consolidated group. Income tax expense and deferred tax assets and liabilities arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group using the “separate taxpayer within group” approach by reference to the carrying values in the separate financial statements of each entity and the relevant tax values under tax consolidation. Current tax assets and liabilities and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax consolidated group are recognised by the Company (as head entity of the tax consolidated group). Tax funding arrangements are currently in place between entities in the tax consolidated group.

Key judgements and estimates

Deferred tax

Judgement is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the Consolidated Statement of Financial Position. Deferred tax assets are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits.

Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, mine closure and rehabilitation costs, capital expenditure and other capital management transactions.

Uncertain tax matters – Unused tax losses on acquisition

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances arises. The adjustment is treated as a reduction to goodwill if it has occurred during the measurement period. If it occurs outside the recognition period, the adjustment is recognised in the Consolidated Statement of Profit or Loss.

Elevra Annual Report 2026	99

9.	Earnings per Share

The following table reflects the profit or loss and number of shares used in the basic and diluted earnings per share (EPS) computations:

	2026	2025
Profit/(loss) attributable to equity holders of Elevra Lithium Limited ($’000)	43,068	(190,509)
Weighted average number of ordinary shares (‘000)
Basic earnings per share denominator (1)	156,006	71,864
Ordinary shares contingently issuable (2)	4,446	–
Diluted earnings per share denominator	160,452	71,864
Earnings per share (cents)
Basic	27.61	(265.10)
Diluted	26.84	(265.10)

(1)	The weighted average number of ordinary shares as at 30 June 2026 has been adjusted for the 150:1 share consolidation which occurred on 22 September 2025. Refer to Note 9 (a) for further details.

(2)	The weighted average number of contingently issuable ordinary shares as at 30 June 2025 was 1.8 million. The inclusion of these contingently issuable ordinary shares would have the effect of reducing the loss per share. Accordingly, these potential ordinary shares have not been included in the determination of diluted earnings per share.

Basic earnings per share

Basic earnings per share amounts are calculated based on profit or loss attributable to equity holders of Elevra Lithium Limited and the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share

Dilutive earnings per share amounts are calculated based on profit or loss attributable to equity holders of Elevra Lithium Limited and the weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

(a)	Adjustment to earnings per share upon share consolidation

On 22 September 2025, the Company consolidated the number of shares on issue on a 150:1 basis, resulting in the conversion of every 150 shares into one share. In addition, the number of options and rights on issue were consolidated on a 150:1 basis. The exercise price of the options and rights were adjusted in inverse proportion to the consolidation ratio.

In line with the requirements of AASB 133 Earnings per Share, the calculation of basic and diluted earnings per share for all periods presented (including prior periods) shall be based on the new number of shares, with the adjustment to be applied retrospectively.

The following table shows the impact of the adjustment on the weighted average number of ordinary shares and earnings per share calculations for the year ended 30 June 2025:

	Reported		Adjusted
	balance	Adjustment	balance
Weighted average number of ordinary shares (‘000)
Basic earnings per share denominator	10,779,597	(10,707,733)	71,864
Ordinary share contingently issuable	–	–	–
Diluted earnings per share denominator	10,779,597	(10,707,733)	71,864
Earnings per share (cents)
Basic	(1.77)	(263.33)	(265.10)
Diluted	(1.77)	(263.33)	(265.10)

100	Elevra Annual Report 2026

Operating Assets and Liabilities

This section details the assets used and liabilities incurred to generate the Group’s trading performance. Assets and liabilities relating to the Group’s financing activities are addressed in the Capital Structure and Financial Management section on pages 111 to 135.

10.	Trade and Other Receivables

	2026	2025
	$’000	$’000
Trade receivables (1)	49,485	15,081
GST/QST receivable from taxation authorities	4,103	6,396
Other receivables – provisional pricing adjustments (2)	–	103
Other receivables	689	158
Total trade and other receivables (3)	54,277	21,738
Comprising:
Current	54,277	21,738
Non-current	–	–

(1)	The amount relating to contract balances as at 30 June 2026 is $49.5 million (2025: $15.1 million).

(2)	Refer Note 5 (a) for details on provisional pricing adjustments.

(3)	Net of allowances for expected credit losses of $1.1 million (2025: $1.1 million).

Recognition and measurement

Trade receivables are generally due within 45 days and are initially recognised at their transaction price, or fair value for those receivables containing a significant financing component. Trade receivables are subsequently measured at amortised cost using the effective interest method, less an allowance for expected credit losses, except for provisionally priced receivables which are subsequently measured at fair value through profit or loss in accordance with AASB 9.

GST/QST receivable from taxation authorities is initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for expected credit losses.

The collectability of trade and other receivables is assessed continuously. Individual receivables which are deemed to be unrecoverable are written off by reducing the carrying value directly. At the reporting date, specific allowances are made for any expected credit losses based on a review of all outstanding amounts.

Elevra Annual Report 2026	101

11.	Inventories

	2026	2025
	$’000	$’000
Raw materials and consumables	8,575	8,879
Work in progress	11,345	8,456
Finished goods	36,458	13,622
Total inventories	56,378	30,957
Comprising:
Current	56,378	30,957
Non-current	–	–

Recognition and measurement

Inventories are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average cost. For processed inventories, cost is derived on an absorption costing basis. Cost comprises the cost of purchasing raw materials and the cost of production, including attributable overheads. Net realisable value is calculated as the estimated proceeds of sale, less an estimate of all further costs required to the stage of completion and all applicable marketing, selling and distribution costs to be incurred.

Raw materials and consumables

Raw materials and consumables represent spares, consumables and other supplies yet to be utilised in the production process, except where the raw materials purchased are equivalent products to those that the Group produces and would otherwise classify as work in progress.

(a)	Inventories recognised as an expense

Inventories totalling $154.8 million were recognised as an expense for the year ended 30 June 2026 (2025: $171.3 million) and included in Note 7.

(b)	Net movement in inventories relating to net realisable value adjustments

The value of work in progress and finished goods inventories carried at net realisable value as at 30 June 2026 was nil (2025: $22.1 million).

12.	Other Assets

	2026	2025
	$’000	$’000
Deposits	7,385	10,689
Prepayments	3,047	2,084
Total other assets	10,432	12,773
Comprising:
Current	4,127	5,609
Non-current	6,305	7,164

Deposits include cash deposits, term deposits held with financial institutions with a maturity of more than three months from reporting date, and funds held as security in favour of Ministère des Ressources naturelles et des Forêts (MRNF) for mine closure and rehabilitation of North American Lithium.

102	Elevra Annual Report 2026

13.	Property, Plant and Equipment

				Capital	Exploration
	Land and	Plant and	Mine	works in	and
	buildings	equipment	properties	progress	evaluation	Total
Year ended 30 June 2026	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At the beginning of the financial year	36,247	243,128	172,050	23,612	72,618	547,655
Acquisitions through business combinations	38,159	36	–	–	–	38,195
Additions	–	–	–	30,205	–	30,205
Changes in closure provision estimate	–	408	–	–	–	408
Disposals	(3,214)	(10,759)	–	–	–	(13,973)
Foreign exchange rate differences	(1,588)	(9,111)	(6,533)	(1,051)	(2,861)	(21,144)
Transfers and other movements	10,708	13,175	5,478	(23,954)	71	5,478
At the end of the financial year	80,312	236,877	170,995	28,812	69,828	586,824
Accumulated depreciation and impairment
At the beginning of the financial year	(20,879)	(154,066)	(46,327)	(9,467)	(4,409)	(235,148)
Depreciation charge for the year	(2,481)	(18,044)	(3,105)	–	–	(23,630)
Impairment reversal for the year	16,842	98,665	36,885	3,621	–	156,013
Disposals	249	10,169	–	–	–	10,418
Foreign exchange rate differences	360	3,439	788	253	328	5,168
Transfers and other movements	–	–	–	–	–	–
At the end of the financial year	(5,909)	(59,837)	(11,759)	(5,593)	(4,081)	(87,179)
Net book value at 30 June 2026	74,403	177,040	159,236	23,219	65,747	499,645

Year ended 30 June 2025
Cost
At the beginning of the financial year	32,458	236,884	171,478	18,779	56,387	515,986
Additions	–	–	42	12,723	17,694	30,459
Changes in closure provision estimate	–	2,100	–	–	–	2,100
Disposals	–	–	–	(372)	(329)	(701)
Foreign exchange rate differences	(435)	(464)	523	322	(135)	(189)
Transfers and other movements	4,224	4,608	7	(7,840)	(999)	–
At the end of the financial year	36,247	243,128	172,050	23,612	72,618	547,655
Accumulated depreciation and
impairment
At the beginning of the financial year	(881)	(22,725)	(2,605)	–	(4,825)	(31,036)
Depreciation charge for the year	(2,408)	(17,937)	(4,638)	–	–	(24,983)
Impairment charge for the year	(16,367)	(106,681)	(43,895)	(8,669)	–	(175,612)
Disposals	–	–	–	–	329	329
Foreign exchange rate differences	(1,223)	(6,723)	4,811	(798)	87	(3,846)
Transfers and other movements	–	–	–	–	–	–
At the end of the financial year	(20,879)	(154,066)	(46,327)	(9,467)	(4,409)	(235,148)
Net book value at 30 June 2025	15,368	89,062	125,723	14,145	68,209	312,507

Commitments

Capital expenditure commitments as at 30 June 2026 were $18.3 million (2025: $12.0 million).

Elevra Annual Report 2026	103

13.	Property, Plant and Equipment (continued)

Recognition and measurement

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct cost of bringing the asset to the location and condition necessary for operation.

Subsequent costs are included in the asset’s carrying value or recognised as a separate asset, as appropriate, only when it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are recognised as expenses in profit or loss during the financial period in which they are incurred.

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected. Any gain or loss arising on derecognition of the asset is included in the Consolidated Statement of Profit or Loss when the asset is derecognised.

(a)	Mine properties

Mine properties include:

•	capitalised development and production stripping costs;
•	capitalised exploration, evaluation and development expenditure where commercial viability has been demonstrated; and
•	mineral rights acquired.

The initial cost of mine properties includes the purchase price or construction cost, any costs directly attributable to bringing the asset into operation, and borrowing costs (where relevant for qualifying assets). The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Mine properties also consist of the fair value attributable to mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the date of acquisition. When a mine construction project moves into the production phase, the capitalisation of certain mine construction costs ceases, and costs are either regarded as part of the cost of inventory or expensed, except for costs which qualify for capitalisation.

(i)       Capitalised development and production stripping costs

The process of removing overburden and other waste materials to access mineral deposits is known as stripping. Stripping is necessary to obtain access to mineral deposits and occurs throughout the life of an open-pit mine. Stripping is classified as either development stripping or production stripping. Development and production stripping costs are recognised as part of mine properties in property, plant and equipment.

Development stripping costs are initial overburden removal costs incurred to obtain access to mineral deposits that will be commercially produced. These costs are capitalised when it is probable that future economic benefits in the form of access to mineral ores will flow to the Group and costs can be measured reliably. Stripping costs incurred during the development phase of a mine are usually capitalised as part of the depreciable cost of building, developing and constructing the mine.

Production stripping costs are post initial overburden removal costs incurred during the normal course of production, which are usually incurred after the first saleable minerals have been extracted from the component of the ore body. Costs are capitalised where production stripping activity results in improved access to future ore and the following criteria are met:

•	the production stripping activity improves access to a specific component of the ore body and it is probable that economic benefits arising from the improved access to future ore production will be realised;

•	the component of the ore body for which access has been improved can be identified; and

•	costs associated with that component can be measured reliably.

Production stripping costs are allocated between the inventory produced and the production stripping asset using a life-of-component waste-to-ore (or mineral contained) strip ratio. When the current strip ratio is greater than the estimated life-of-component ratio, a portion of the stripping costs are capitalised to the production stripping asset.

(b)	Capital works in progress

Capital works in progress are measured at cost inclusive of associated on-costs and charges. Costs are only capitalised when it is probable that future economic benefits will flow to the Group and costs can be measured reliably.

All assets included in capital works in progress are reclassified to other categories within property, plant and equipment when the asset is available and ready for use in the manner intended.

104	Elevra Annual Report 2026

13.	Property, Plant and Equipment (continued)

(c)	Right-of-use assets

Right-of-use assets are presented within the respective categories of property, plant and equipment according to the nature of the underlying asset leased. Refer to Note 19 for details on the Group’s right-of-use assets and corresponding lease liabilities.

(d)	Exploration and evaluation expenditure

Exploration and evaluation expenditure (including initial payments for the right to explore) is capitalised where it is considered likely to be recoverable or where the activities have not reached a stage that permits a reasonable assessment of the existence of reserves. Accumulated costs in relation to an abandoned area are written off in full against profit or loss in the year in which the decision to abandon the area is made.

Exploration is defined as the search for potential mineralisation after the Group has obtained legal rights to explore in a specific area and includes topographical, geological, geochemical and geophysical studies and exploratory drilling, trenching and sampling.

Evaluation is defined as the determination of the technical feasibility and commercial viability of a particular prospect. Activities conducted during the evaluation phase include determination of the volume, grade and quality of the deposit, examination and testing of extraction methods and metallurgical or treatment processes, surveys of transportation and infrastructure requirements, and market and finance studies.

Recoverability of the carrying value of exploration assets is dependent on the successful exploration and development of projects, or alternatively, through the sale of the areas of interest.

(e)	Depreciation and amortisation

The carrying values of property, plant and equipment are depreciated to their estimated residual values over the estimated useful lives of the specific assets concerned. Estimates of residual values and useful lives are reassessed annually and any change in estimate is considered in the determination of remaining depreciation charges. Depreciation commences on the date of commissioning.

Property, plant and equipment is depreciated on a units of production or straight-line basis using the estimated lives indicated below, except for land, capital works in progress, and exploration and evaluation assets which are not depreciated. Where assets are dedicated to a mine or lease and are not readily transferable, the useful life of the asset is subject to the lesser of the asset’s useful life and the life of the mine or lease.

Asset category	Depreciation method
Buildings	2 to 20 years straight-line
Land	Not depreciated
Mine properties (including mineral rights)	Based on ore reserves on a units of production basis
Plant and equipment	2 to 20 years straight-line
Right-of-use assets	Based on the shorter of the asset’s useful life or term of the lease (straight-line)

Key judgements and estimates

Judgement applied in determining ore reserves and mineral resources

The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons in accordance with the Joint Ore Reserves Committee (JORC) code. Estimation requires assumptions about future commodity prices and demand, exchange rates, production costs, transport costs, mine closure and rehabilitation costs, recovery rates, discount rates and, in some instances, the renewal of mining licences. There are many uncertainties in the estimation process and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological or economic data, or unforeseen operational issues, may change estimates of ore reserves and mineral resources. The Group uses judgment as to when to include mineral resources in accounting estimates.

Useful economic lives of assets

The determination of useful lives, residual values and depreciation methods is reviewed at each reporting period and involves estimates and assumptions. Any changes to useful lives or any other estimates or assumptions may impact prospective depreciation rates and asset carrying values. The Group applies judgement in determining the useful economic lives of assets and whether any indicators of impairment are present based on internal and external sources of information available. The table above summarises the depreciation methods and rates applied to major categories of property, plant and equipment.

Elevra Annual Report 2026	105

14.	Impairment of Non-Financial Assets

	2026	2025
	$’000	$’000
Reversal of impairment/(impairment) of non-financial assets
Property, plant and equipment
Capital works in progress	3,621	(8,669)
Land and buildings	16,842	(16,367)
Mine properties	36,885	(43,895)
Plant and equipment	98,665	(106,681)
Total reversal of impairment/(impairment) of non-financial assets	156,013	(175,612)

(1)	The impairment reversal of $156.0 million for the year ended 30 June 2026 relates to North American Lithium and includes an allocation of $0.4 million to right-of-use assets.

(a)	Impairment reversal of non-current assets (excluding goodwill)

North American Lithium

The Group considers that North American Lithium (NAL) is a separate CGU as the cash inflows that it generates are largely independent of the cash inflows generated from other assets or groups of assets. For the half year ended 31 December 2025, the Group identified several indicators of impairment reversal for NAL, which subsequently led to an assessment of the carrying value of the NAL CGU. The key indicators of impairment reversal included elimination of the impact of the offtake agreement with Piedmont Lithium Inc. on completion of the merger and a significant improvement in market conditions, specifically relating to the price of spodumene concentrate. No indicators of impairment were present as at 30 June 2026 and therefore no impairment testing was performed at the end of the reporting period.

Background

On 27 August 2021, the Group acquired 100 percent of the issued capital of North American Lithium Inc., a Canadian-based mining and exploration company and former producer of spodumene concentrate from its integrated spodumene ore mine and processing facility in Québec, Canada. Following the acquisition, the Group invested significant funds into the operation to enable the restart of production in March 2023, with the first sale of spodumene concentrate under the Group’s ownership occurring in August 2023.

For the year ended 30 June 2025, the Group assessed the carrying value of the NAL CGU and recognised an impairment of $175.6 million due to a deterioration in the lithium market. The recoverable amount of the NAL CGU was determined as $101.4 million based on its fair value less cost of disposal.

Outcome

For the year ended 30 June 2026, the Group assessed the carrying value of the NAL CGU and recognised an impairment reversal of $156.0 million (2025: impairment charge of $175.6 million). The recoverable amount of the NAL CGU was determined as $586.8 million based on its fair value less cost of disposal.

Assets previously impaired within the NAL CGU that were either disposed of during the year or considered to have no value as at 30 June 2026 were excluded from the impairment reversal. Furthermore, in accordance with AASB 136 Impairment of Assets, the increased carrying amount of an asset attributable to impairment reversal shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised as at 30 June 2025.

Impairment reversals relating to the NAL CGU were wholly allocated to property, plant and equipment. The impairment reversal of $156.0 million to property, plant and equipment includes $98.7 million recognised in plant and equipment, $36.9 million recognised in mine properties, $16.8 million recognised in land and buildings, and $3.6 million recognised in capital works in progress.

The reversal of previously recorded impairment charges reflects higher future sales prices due to elimination of the impact of the offtake agreement with Piedmont Lithium Inc. on completion of the merger and a strengthening in the lithium market, specifically relating to the price of spodumene concentrate. These changes have significantly increased the recoverable amount of the NAL CGU compared to the calculation performed as at 30 June 2025.

Methodology and key assumptions

The fair value measurement is categorised as a Level 3 fair value based on the inputs in the discounted cash flow valuation model over the life of mine period, and was calculated using a real, post-tax discount rate of 10.0 percent. The key estimates and assumptions used in the determination of fair value less cost of disposal were:

•	spodumene concentrate prices;

•	foreign exchange rates;

•	operating and capital expenditure;

•	discount rate;

•	regulatory approvals; and

•	future production (i.e. Mineral Resource and Ore Reserve estimates).

106	Elevra Annual Report 2026

14.	Impairment of Non-Financial Assets (continued)

(a)	Impairment reversal of non-current assets (excluding goodwill) (continued)

Methodology and key assumptions (continued)
	31 December	30 June
Key assumptions (real)	2025 (1)	2025
Spodumene concentrate prices (US$ per tonne)	US$986 – US$1,775	US$655 – US$1,374
Foreign exchange rates (CAD/USD)	0.7200	0.7332
Unit operating costs (C$ per tonne)	C$597 – C$1,269	C$923 – C$1,231
Discount rate (post-tax)	10.0%	10.0%

(1)	For the half year ended 31 December 2025, the Group identified several indicators of impairment reversal for NAL, which subsequently led to an assessment of the carrying value of the NAL CGU. No indicators of impairment were present as at 30 June 2026 and therefore no impairment testing was performed at the end of the reporting period.

The recoverable amount is informed by a production and cost profile which is used for management’s planning processes.

Operating and capital expenditure

Cost assumptions are based on forecasted production levels, operating cost and capital expenditure requirements derived from the Group’s latest approved budget and life of mine plans.

Future production

The Mineral Resource and Ore Reserve estimates for NAL are reported in accordance with the JORC Code and ASX Listing Rules.

Key judgements and estimates

Determination of CGUs

Judgement is applied to identify the Group’s CGUs, particularly when assets form part of integrated operations. A key judgement was applied in identifying the NAL operation as a single CGU. As a result, only the CGU assets and cash flows directly attributable to this operation were considered in the impairment assessment of the NAL CGU.

Impairment testing and calculations

An assessment of whether there is any indication of impairment or reversal of impairment and the calculation of a CGU’s recoverable amount requires management to make estimates and assumptions about expected production and sales volumes, commodity prices, foreign exchange rates, Mineral Resources and Ore Reserves, regulatory approvals, operating costs, closure and rehabilitation costs, future capital expenditure and allocation of corporate costs. These estimates and assumptions are subject to risk and uncertainty. There is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount. In such circumstances, some or all of the carrying value may be impaired or a previously recognised impairment charge may be reversed, with the impact recognised in the Consolidated Statement of Profit or Loss.

The key estimates and assumptions used in the assessment are as follows:

Commodity prices and market traded consumables	Spodumene concentrate price assumptions are based on the Q4 2025 lithium price forecast from Benchmark Mineral Intelligence.
Foreign exchange rates	The foreign exchange rate assumption applied in the discounted cash flow model reflects the CAD/USD spot exchange rate as at 31 December 2025.
Operating and capital expenditure	Operating and capital cost assumptions are based on the Group’s latest approved budget and life of mine plans.
Discount rate	In determining fair value, the estimated future cash flows of the CGU have been discounted using a real, post-tax discount rate of 10.0 percent (30 June 2025: 10.0 percent). The discount rate applied is a risk-adjusted cost of capital which management has deemed appropriate to the CGU.
Regulatory approvals	Life of mine plans include assumptions associated with the successful application and timing of ongoing and future regulatory approvals.
Future production	Life of mine plans are based on Mineral Resource and Ore Reserve estimates and economic life of processing facilities.

Where recoverable amount testing is undertaken, a range of external sources are considered as further input to the above assumptions.

Elevra Annual Report 2026	107

15.	Trade and Other Payables

	2026	2025
	$’000	$’000
Trade payables	16,827	18,172
Accrued expenses	17,175	12,637
Other payables – contract liabilities	9,237	–
Other payables	1,983	1,642
Total trade and other payables	45,222	32,451
Comprising:
Current	45,222	32,451
Non-current	–	–

Recognition and measurement

Trade and other payables represent the liabilities for goods and services received by the Group that remain unpaid at the end of the reporting period. The balance is recognised as a current liability, with amounts normally paid within 30 days of recognition of the liability. Amounts are initially recognised at fair value and subsequently measured at amortised cost, except for provisionally priced contracts which are held at fair value in accordance with AASB 9.

The carrying value of trade and other payables is considered to approximate fair value due to the short-term nature of the payables, except for provisional pricing adjustments which are categorised as Level 2 in the fair value hierarchy.

16.	Provisions

	2026	2025
	$’000	$’000
Employee benefits	4,265	3,984
Mine closure and rehabilitation (1)	22,710	19,282
Onerous contracts	17,231	–
Total provisions	44,206	23,266
Comprising:
Current	17,337	3,984
Non-current	26,869	19,282

(1)	The amount reported for the year ended 30 June 2026 is comprised of a provision of $19.3 million for closure and rehabilitation of North American Lithium (2025: $19.3 million) and $3.4 million for rehabilitation of the Tennessee landfill facility (2025: Nil). The timing of closure and rehabilitation of North American Lithium is estimated to occur between 2045 and 2047 whilst the timing of rehabilitation of the Tennessee landfill facility is estimated to occur between 2027 and 2028.

Key judgements and estimates

Mine closure and rehabilitation provision of North American Lithium

Mine closure and rehabilitation costs are uncertain, and cost estimates can vary in response to many factors including estimates of the extent of rehabilitation activities, technological changes, regulatory changes, cost increases including inflationary impacts and changes in discount rates.

Assumptions have been made based on the current economic environment, which management believe are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. Actual rehabilitation costs will ultimately depend on market conditions at the relevant time. The timing of closure and rehabilitation will most likely depend on when the mine ceases to produce at economically viable rates.

The recognition of mine closure and rehabilitation provisions requires judgement. The provision at reporting date represents management’s best estimate of the present value of future closure and rehabilitation costs.

108	Elevra Annual Report 2026

16.	Provisions (continued)

The movement in provisions during the year is as follows:
		Mine closure
	Employee	and	Onerous	Total
	benefits	rehabilitation	contracts
Year ended 30 June 2026	$’000	$’000	$’000	$’000
At the beginning of the financial year	3,984	19,282	–	23,266
Acquisitions through business combinations	9,094	4,265	21,481	34,840
Amounts capitalised for changes in underlying costs and estimates	–	408	–	408
Charge/(credit) to the Consolidated Statement of Profit or Loss:
Changes in underlying costs and estimates	4,735	–	–	4,735
Released during the year	–	–	(2,270)	(2,270)
Unwinding of discount rate	–	320	17	337
Transfers and other movements	(83)	(736)	–	(819)
Utilisation	(13,465)	(829)	(1,997)	(16,291)
At the end of the financial year	4,265	22,710	17,231	44,206

Year ended 30 June 2025
At the beginning of the financial year	3,953	16,867	–	20,820
Amounts capitalised for changes in underlying costs and estimates	–	2,101	–	2,101
Charge/(credit) to the Consolidated Statement of Profit or Loss:
Changes in underlying costs and estimates	3,904	–	–	3,904
Unwinding of discount rate	–	265	–	265
Transfers and other movements	10	49	–	59
Utilisation	(3,883)	–	–	(3,883)
At the end of the financial year	3,984	19,282	–	23,266

Recognition and measurement

Provisions are recognised when the Group has a legal or constructive obligation for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.

Elevra Annual Report 2026	109

16.	Provisions (continued)

(a)	Employee benefits

Employee entitlements to be settled within twelve months after the end of the reporting period are presented as current employee benefit obligations. Liabilities for salaries and wages, including non-monetary benefits, and annual leave are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.

A non-current provision for employee entitlements is recognised for annual leave and long service leave entitlements and bonus incentives which will not be settled within twelve months after the end of the reporting period in which the employees render the related service. Other non-current employee benefits are measured at the present value of the expected future payments to be made to employees. Expected future payments incorporate anticipated future wage and salary levels, durations of service and employee departures and are discounted at rates determined by reference to market yields at the end of the reporting period that have maturity dates that approximate the terms of the obligations. Any remeasurements for changes in assumptions of obligations for other non-current employee benefits are recognised in profit or loss in the period in which the changes occur.

(b)	Mine closure and rehabilitation

The mining and processing activities of the Group normally give rise to obligations for site closure or rehabilitation. Mine closure and rehabilitation works can include facility decommissioning and dismantling, removal or treatment of waste materials, and site and land rehabilitation in accordance with local laws and regulations and clauses of the permits.

Mine closure and rehabilitation provisions are recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at, or after, the time of closure, for disturbance existing at the reporting date. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.

Mine closure and rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation.

When provisions for mine closure and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalised cost of closure and rehabilitation activities is recognised in property, plant and equipment and depreciated accordingly.

Mine closure and rehabilitation provisions are also adjusted for changes in costs and estimates. Any adjustments are made prospectively and are accounted for as a change in the corresponding capitalised asset, except where a reduction in the provision is greater than the depreciated capitalised cost of the related assets, in which case the carrying value is reduced to nil and the remaining adjustment is recognised first against these related assets in property, plant and equipment, and subsequently to the Consolidated Statement of Profit or Loss. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgements and estimates involved.

(c)	Onerous contracts

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs of a contract reflect the lower of the net costs of fulfilling the contract and any compensation or penalties arising from failure to fulfil it.

The Group has recognised a provision for onerous contracts based on legacy loss-making offtake agreements in place at the date of acquisition. The provision is based on management’s best estimate of the fair value associated with these offtake agreements.

Onerous contract provisions are measured based on the value of future cash flows expected to be required to settle the obligation, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring.

110	Elevra Annual Report 2026

Capital Structure and Financial Management

This section details the capital structure and related financing activities of the Group.

17.	Cash and Cash Equivalents

	2026	2025
	$’000	$’000
Cash	200,221	46,552
Short-term deposits	55,058	702
Total cash and cash equivalents (1)	255,279	47,254

(1)	Cash and cash equivalents restricted by legal or contractual arrangements as at 30 June 2026 is nil (2025: $0.1 million).

Cash and cash equivalents include cash on hand, deposits available on demand with banks and other short term highly liquid investments with original maturities of three months or less.

18.	Interest Bearing Liabilities

	2026	2025
	$’000	$’000
Contract liabilities	45,595	29,410
Lease liabilities (1)	9,738	1,743
Non-convertible redeemable cumulative preference shares	20,004	19,201
Other interest bearing liabilities	2,749	379
Total interest bearing liabilities	78,086	50,733
Comprising:
Current	49,060	41,074
Non-current	29,026	9,659

(1)	Refer to Note 19 for further details on the Group’s leases.

Recognition and measurement

All borrowings are initially recognised at their fair value net of directly attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are measured at amortised cost using the effective interest method. Gains and losses are recognised in the Consolidated Statement of Profit or Loss when the liabilities are derecognised. Interest bearing liabilities are classified as current liabilities, except when the Group has an unconditional right to defer settlement for at least twelve months after the reporting date, in which case the liabilities are classified as non-current.

A reconciliation of movements in interest bearing liabilities and other financial liabilities to cash flows arising from financing activities is set out in Note 21 (e).

(a)	Contract liabilities

The Group has entered into contract notes with a trading company partner whereby the Group may elect to receive up to $60 million as advance payments based on the value of committed future sales of spodumene concentrate. Amounts received in advance are recognised against the provisional sale value as the performance obligations under the contract are satisfied, being the time when significant risks and rewards of ownership transfer to the customer, which typically aligns with the loading of the export vessel. This subsequently provides additional capacity under the limit of the contract.

Amounts received in advance are unsecured, with interest paid on the outstanding amount at the Secured Overnight Financing Rate plus 2.4 percent.

The outstanding amount received in advance as at 30 June 2026 is $45.6 million (2025: $29.4 million), which is expected to be fully realised within the next twelve months.

Elevra Annual Report 2026	111

18.	Interest Bearing Liabilities (continued)

(b)	Non-convertible redeemable cumulative preference shares

On 27 August 2021, as part of the acquisition of North American Lithium, the Group exchanged Investissement Québec’s (IQ) second ranking debt of C$63 million for twenty million non-convertible redeemable cumulative preference shares held by NAL at a par value of C$1.00 per share. The shares may be redeemed at the option of either NAL or IQ, subject to the satisfaction of various performance conditions.

On 30 January 2026, the Group entered into a revised agreement with IQ to postpone to 1 September 2028 any payment made in connection with the redemption by NAL of the non-convertible redeemable cumulative preference shares held by IQ in the share capital of NAL, having an aggregate stated capital of C$20 million plus accrued interest.

In addition to extending payment to 1 September 2028, a new relief mechanism was included in the revised agreement in which NAL may reduce its liability to IQ if certain local transformation conditions are met.

The terms of the preference shares are detailed below:

•	interest is accrued or paid at 5 percent per annum for the period from 27 August 2021 to 31 August 2024, 16.25 percent per annum for the period from 1 September 2024 to 9 October 2025, and 5 percent per annum for the period from 10 October 2025 onwards;
•	the shares cannot be converted to equity at any time;
•	preference shareholders are not entitled to dividends or to vote at shareholder meetings;
•	redemption commences in accordance with the NAL Constitution and Governance Agreement once the mine is in commercial operation and the redemption term is up to ten years after the first anniversary of the issue of these shares; and
•	in the event of default, liquidation, or receivership, IQ rank before the ordinary shareholders in priority.

The preference shares are recorded at issue price plus accrued interest. Given the nature and conditions impacting on potential redemption terms, the fair value assigned to the preference shares is their face value.

112	Elevra Annual Report 2026

19.	Leases

The nature of the Group’s leases predominantly relates to assets and equipment supporting the operations in line with the Group’s principal activities, as well as real estate in the form of office premises. Lease terms range from three to ten years. Lease contracts are negotiated on an individual basis and contain a wide range of terms and conditions.

(a)	Amounts recognised in the Consolidated Statement of Financial Position

The Consolidated Statement of Financial Position includes the following amounts relating to leases:

	2026	2025
	$’000	$’000
Right-of-use assets recognised in property, plant and equipment
Land and buildings
Cost	2,560	984
Accumulated depreciation and impairment	(1,740)	(647)
Net book value	820	337
Plant and equipment
Cost	8,965	4,746
Accumulated depreciation and impairment	(285)	(4,169)
Net book value	8,680	577
Total right-of-use assets	9,500	914
Lease liabilities
Land and buildings – current	310	271
Land and buildings – non-current	684	59
Plant and equipment – current	1,402	1,413
Plant and equipment – non-current	7,342	–
Total lease liabilities	9,738	1,743

Right-of-use asset additions during the year were $9.2 million (2025: Nil).

At 30 June 2026, commitments for leases not yet commenced based on undiscounted contractual amounts were $13.5 million (2025: $1.8 million).

(b)	Amounts recognised in the Consolidated Statement of Profit or Loss

The Consolidated Statement of Profit or Loss includes the following amounts relating to leases:

	2026	2025
	$’000	$’000
Depreciation of right-of-use assets	1,918	1,749
Impairment of right-of-use assets	–	586
Interest on lease liabilities	300	263

(c)	Amounts recognised in the Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows includes the following amounts relating to leases:

	2026	2025
	$’000	$’000
Total cash outflow for leases	2,341	2,108

Elevra Annual Report 2026	113

19.	Leases (continued)

Recognition and measurement

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. All contracts that are classified as short-term leases (leases with a remaining lease term of twelve months or less) and leases of low value assets are recognised as an operating expense on a straight-line basis over the term of the lease.

Right-of-use assets

If a lease is present, a right-of-use asset and corresponding lease liability is recognised at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and estimated future restoration costs, less any lease incentives received. The right-of-use asset is subsequently measured at cost less accumulated depreciation, impairment charges and any adjustments for remeasurement of the lease liability.

Right-of-use assets are depreciated over the term of the lease or useful life of the underlying asset, whichever is the shortest. Where a lease transfers ownership of the underlying asset or the cost of the right-of-use asset indicates the Group is likely to exercise a purchase option, the specific asset is depreciated over the useful life of the underlying asset.

Right-of-use assets are recognised in property, plant and equipment in the Consolidated Statement of Financial Position.

Lease liabilities

Lease liabilities are recognised within interest bearing liabilities in the Consolidated Statement of Financial Position. The lease liability is initially measured at the present value of the lease payments still to be paid at commencement date.

Lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. The lessee’s incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment and with similar terms, conditions and security.

The lease liability is subsequently adjusted to reflect the outstanding interest and any remeasurements to the lease liability, including due to a change in future lease payments arising from a change in rate or index, a change in the Group’s estimate of the amount expected to be payable under a residual guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying value of the right-of-use asset, or is recorded in the Consolidated Statement of Profit or Loss if the carrying value of the right-of-use asset has been reduced to nil.

20.	Financial Income and Expenses

	2026	2025
	$’000	$’000
Financial income
Interest on bank accounts	3,074	2,775
Net foreign exchange gain	3,424	–
Total financial income	6,498	2,775
Financial expenses
Discounting on provisions and other liabilities	(320)	(265)
Interest on contract liabilities	(3,149)	–
Interest on lease liabilities	(300)	(263)
Interest on preference shares	(1,559)	(2,362)
Net foreign exchange loss	–	(285)
Other financial expenses	(445)	(270)
Total financial expenses	(5,773)	(3,445)
Net financial income/(expense)	725	(670)

114	Elevra Annual Report 2026

21.	Financial Instruments and Risk Management

The Group is exposed to market, liquidity and credit risk through its financial instruments. The main purpose of these financial instruments is to fund the principal activities of the Group.

The Board has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board meets on a regular basis to analyse exposure and evaluate risk management strategies in the context of the most recent economic conditions and forecasts.

The Board has established the Audit and Risk Committee to assist the Board in monitoring and reviewing any matters of significance affecting financial reporting and compliance, including sustainability objectives, environmental and community obligations, ethical standards, codes of conduct and compliance procedures. The Audit and Risk Committee reports regularly to the Board on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Management is responsible for developing and monitoring the Group’s risk management policies. The Audit and Risk Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Recognition and measurement

Initial recognition and measurement

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions to the instrument. For financial assets, this is the date that the Group commits itself to either the purchase or sale of the asset (i.e. trade date accounting is adopted).

Financial instruments are initially measured at fair value plus transaction costs, except where the instrument is classified at fair value through profit or loss, in which case transaction costs are expensed to profit or loss immediately.

Subsequent measurement

(i)	Subsequent measurement of financial assets

Financial assets are subsequently measured at amortised cost. Measurement is based on two primary criteria:

•	the contractual cash flow characteristics of the financial asset; and
•	the business model for managing the financial assets.

A financial asset that meets the following conditions is subsequently measured at amortised cost:

•	the financial asset is managed solely to collect contractual cash flows; and
•	the contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

(ii)	Subsequent measurement of financial liabilities

Financial liabilities are subsequently measured at amortised cost using the effective interest method. The effective interest method is a method of calculating the amortised cost of a debt instrument and allocating interest expense in profit or loss over the relevant period. The effective interest rate is the internal rate of return of the financial asset or liability. That is, the rate that exactly discounts the estimated future cash flows through the expected life of the instrument to the net carrying value at initial recognition.

Impairment

The Group recognises a loss allowance for expected credit losses, using the simplified approach under AASB 9 Financial Instruments, which requires the recognition of lifetime expected credit loss at all times.

Derecognition

Derecognition refers to the removal of a previously recognised financial asset or financial liability from the Consolidated Statement of Financial Position.

Elevra Annual Report 2026	115

21.	Financial Instruments and Risk Management (continued)

Recognition and measurement (continued)

(i)	Derecognition of financial assets

A financial asset is derecognised when the holder's contractual rights to its cash flows expire, or the asset is transferred in such a way that all the risks and rewards of ownership are substantially transferred.

All of the following criteria need to be satisfied for derecognition of a financial asset:

•	the right to receive cash flows from the asset has expired or been transferred;

•	all risks and rewards of ownership of the asset have been substantially transferred; and

•	the Group no longer controls the asset (i.e. the Group has no practical ability to make a unilateral decision to sell the asset to a third party).

On derecognition of a financial asset measured at amortised cost, the difference between the asset's carrying value and the sum of the consideration received and receivable is recognised in profit or loss.

(ii)	Derecognition of financial liabilities

A liability is derecognised when it is extinguished (i.e. when the obligation in the contract is discharged, cancelled or expires). An exchange of an existing financial liability for a new one with substantially modified terms, or a substantial modification to the terms of a financial liability is treated as an extinguishment of the existing liability and recognition of a new financial liability.

The difference between the carrying value of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

(a)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises interest rate risk, foreign currency risk, commodity price risk, provisionally priced commodity sales and other price risk, such as equity price risk. The objective of market risk management is to manage market risk exposures to protect profitability and return on assets.

(i)	Interest rate risk

The Group is exposed to interest rate risk on its cash and cash equivalents, other assets and interest bearing liabilities from the possibility that changes in interest rates will affect future cash flows or the fair value of financial instruments.

The Group’s net exposure to interest rate risk at the reporting date is as follows:
	2026	2025
	$’000	$’000
Financial assets
Cash and cash equivalents	255,279	47,254
Other assets	7,385	10,689
Financial liabilities
Interest bearing liabilities (1)	(78,086)	(50,733)
Net exposure	184,578	7,210

(1)	Comparative amounts have been re-presented to include all interest bearing liabilities, consistent with the presentation in the current year.

Sensitivity analysis

The following table demonstrates the sensitivity to a 100 basis point change in interest rates, with all other variables remaining constant:

	Effect	Effect
	on profit	on profit
	after tax	after tax
	2026	2025
	$’000	$’000
+100 basis point change in interest rates	1,292	50
-100 basis point change in interest rates	(1,292)	(50)

116	Elevra Annual Report 2026

21.	Financial Instruments and Risk Management (continued)

(a)	Market risk (continued)

(ii)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group operates internationally and is exposed to foreign currency risk arising from currency movements, primarily in respect of transactions and instruments in Australian and Canadian dollars. No derivative financial instruments are employed to mitigate the exposed risks.

The Group's net exposure to foreign currency risk (in United States dollars) at the reporting date is as follows:

			Canadian	Canadian
	Australian	Australian	dollar	dollar
	dollar risk	dollar risk	risk	risk
	exposure	exposure	exposure	exposure
	2026	2025	2026	2025
	$’000	$’000	$’000	$’000
Financial Assets
Cash and cash equivalents	98,746	37,840	138,867	11,478
Trade and other receivables	8,334	4,799	7,964	18,174
Other assets	1,428	832	11,871	3,551
Financial liabilities
Trade and other payables	(2,729)	(3,601)	(38,922)	(44,532)
Interest bearing liabilities	(274)	(127)	(34,481)	(28,493)
Net exposure	105,505	39,743	85,299	(39,822)

Sensitivity analysis

Based on the Group’s net financial assets and liabilities as at 30 June, a weakening of the United States dollar against these currencies as illustrated in the table below, with all other variables held constant, would have the following effect on the Group’s profit or loss after tax:

	Effect	Effect
	on profit	on profit
	after tax	after tax
	2026	2025
	$’000	$’000
5 percent movement in Australian dollar	3,693	1,391
5 percent movement in Canadian dollar	2,985	(1,394)

(iii)	Commodity price risk

Contracts for the sale and physical delivery of commodities are executed whenever possible on a pricing basis intended to achieve a relevant index target. Where pricing terms deviate from the index, the Group may choose to use derivative commodity contracts to realise the index price.

Contracts for the physical delivery of commodities are not typically financial instruments and are not recognised in the Consolidated Statement of Financial Position.

(iv)	Provisionally priced commodity sales and purchases contracts

Provisionally priced sales are those for which price finalisation, referenced to the relevant index and product grade, is outstanding at the reporting date. Provisional pricing mechanisms embedded within these sales have the character of a commodity derivative and are carried at fair value through profit or loss as part of trade receivables or trade creditors. Fair value movements on provisionally priced sale contracts are disclosed as other revenue in the Group’s results.

At 30 June 2026, the Group had no shipments of spodumene concentrate that were provisionally priced and therefore exposed to the impact of movements in commodity prices (2025: 46,872 dmt).

Elevra Annual Report 2026	117

21.	Financial Instruments and Risk Management (continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Group may not be able to settle or meet its obligations as they fall due. This risk is managed by ensuring, to the extent possible, that there is sufficient liquidity in place, without incurring unacceptable losses or risking damage to the Group's reputation.

The entities in the Group are funded by a combination of cash generated by the Group’s operations, long-term funding and intercompany loans provided by the Group. Long-term funding is primarily through equity sources.

Financial asset and financial liability maturity analysis

The following table shows an undiscounted contractual maturity analysis for financial assets and financial liabilities and reflects management's expectations with respect to realisation of financial assets and financial liabilities and timing of termination:

	Weighted
	average	1 year	1 to 5 years	More than	Total
	interest rate	or less		5 years
Year ended 30 June 2026%		$’000	$’000	$’000	$’000
Financial Assets
Cash and cash equivalents	2.86%	255,279	–	–	255,279
Trade and other receivables		50,174	–	–	50,174
Other financial assets		–	–	8,805	8,805
Other assets	2.58%	1,110	6,275	–	7,385
Total financial assets		306,563	6,275	8,805	321,643
Financial liabilities
Trade and other payables		45,222	–	–	45,222
Interest bearing liabilities	5.84%	46,917	21,431	–	68,348
Lease liabilities	9.92%	2,556	7,324	3,675	13,555
Total financial liabilities		94,695	28,755	3,675	127,125
Net financial instruments		211,868	(22,480)	5,130	194,518

Year ended 30 June 2025
Financial Assets
Cash and cash equivalents	3.49%	47,254	–	–	47,254
Trade and other receivables		15,342	–	–	15,342
Other financial assets		–	–	659	659
Other assets	2.14%	3,525	439	6,725	10,689
Total financial assets		66,121	439	7,384	73,944
Financial liabilities
Trade and other payables		32,451	–	–	32,451
Interest bearing liabilities	10.51%	39,381	9,600	–	48,981
Lease liabilities	9.63%	1,764	59	–	1,823
Total financial liabilities		73,596	9,659	–	83,255
Net financial instruments		(7,475)	(9,220)	7,384	(9,311)

(c)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk arises from exposures to deposits with financial institutions, trade and other receivables and deposits. Management monitors credit risk by actively assessing the rating quality and liquidity of counterparties.

The Group's maximum exposure to credit risk at reporting date is $305.5 million (2025: $65.4 million), which includes $262.7 million (2025: $47.4 million) in cash and cash equivalents and other long term fixed deposits held with major financial institutions with high credit ratings.

118	Elevra Annual Report 2026

21.	Financial Instruments and Risk Management (continued)

(d)	Fair values

The Group measures some of its assets and liabilities at fair value on either a recurring or non-recurring basis after initial recognition, depending on the requirements of the applicable Accounting Standard.

Fair value is the price the Group would receive to sell an asset or would pay to transfer a liability in an orderly (i.e. unforced) transaction between independent, knowledgeable and willing market participants at the measurement date.

The fair value of cash and cash equivalents and non-interest bearing financial assets and liabilities reasonably approximate their carrying values.

The aggregate fair values and carrying values of financial assets and liabilities are disclosed in the Consolidated Statement of Financial Position. Fair values are materially in line with carrying values.

Fair value measurement

The carrying value of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The Group applies the following hierarchy for financial assets and liabilities carried at fair value:

Fair value hierarchy	Valuation inputs
Level 1	Based on unadjusted quoted prices in active markets for identical financial assets and liabilities.
Level 2	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).
Level 3	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

The following table shows the fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information of financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Level 1	Level 2	Level 3	Total
At 30 June 2026	$’000	$’000	$’000	$’000
Other financial assets designated at FVOCI	8,805	–	–	8,805
Total	8,805	–	–	8,805

At 30 June 2025
Other financial assets designated at FVOCI	659	–	–	659
Trade and other receivables	–	103	–	103
Total	659	103	–	762

The following table shows the valuation techniques used in measuring Level 2 fair values for financial instruments in the Consolidated Statement of Financial Position, as well as the significant unobservable inputs used:

		Significant	Inter-relationship between significant unobservable
Type	Valuation technique	unobservable inputs	inputs and fair value measurement
Other receivables – provisional pricing adjustments	Market-based pricing	Market-based pricing indices	The estimated fair value would decrease (increase) if the market-based pricing were lower (higher).

For financial instruments carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between levels of the hierarchy during the year.

Elevra Annual Report 2026	119

21.	Financial Instruments and Risk Management (continued)

(e)	Changes in liabilities from financing activities

The movement in the Group’s liabilities from financing activities during the year is as follows:

	Interest
	bearing	Preference	Lease	Total
	liabilities	shares	liabilities
Year ended 30 June 2026	$’000	$’000	$’000	$’000
At the beginning of the financial year	379	19,201	1,743	21,323
Cash movements	(1,805)	–	(2,341)	(4,146)
Other non-cash movements	4,175	803	10,336	15,314
At the end of the financial year	2,749	20,004	9,738	32,491

Year ended 30 June 2025
At the beginning of the financial year	–	18,419	3,590	22,009
Cash movements	655	–	(2,108)	(1,453)
Other non-cash movements	(276)	782	261	767
At the end of the financial year	379	19,201	1,743	21,323

120	Elevra Annual Report 2026

22.	Share Capital

Ordinary shares

Ordinary shares are classified as equity. Transaction costs (net of tax, where the deduction can be utilised) arising on the issue of ordinary shares are recognised in equity as a reduction of the share proceeds received.

Where share application monies have been received but the shares have not been issued, these monies are shown as a payable in the Consolidated Statement of Financial Position.

The movement in ordinary fully paid shares during the year is as follows:
	2026	2025
	No. shares	No. shares
At the beginning of the financial year	11,543,296,014	10,293,296,014
Shares issued – pre-share consolidation	13,721,852,304	1,250,000,000
Reduction in ordinary fully paid shares on consolidation (1)	(25,096,689,477)	–
Shares issued – post-share consolidation	24,670,928	–
Employee share awards vested	1,301,917	–
Exercise of options	255,830	–
Movement in treasury shares under Employee Share Plans	(671,487)	–
At the end of the financial year	194,016,029	11,543,296,014
Comprising:
Shares held by the public	193,020,849	11,293,296,014
Treasury shares	995,180	250,000,000

	2026	2025
	$’000	$’000
At the beginning of the financial year	586,472	561,903
Shares issued (2)	259,792	25,899
Shares issued on acquisition of subsidiaries, operations and joint operations	196,624	–
Employee share awards vested	4,306	–
Transaction costs associated with share issues	(9,144)	(1,330)
At the end of the financial year	1,038,050	586,472

(1)	On 22 September 2025, the Company consolidated the number of shares on issue on a 150:1 basis, resulting in the conversion of every 150 shares into one share.

(2)	Amount reported for the year ended 30 June 2026 includes non-cash share issuances totalling 854,276 ordinary fully paid shares for consideration of $5.9 million (2025: Nil).

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholders' meetings, each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

The Company does not have authorised capital or par value in respect of its issued shares.

(a)	Significant share issues during the year

As part of the merger between Piedmont and Sayona, the Company issued 11,565,602,304 ordinary fully paid shares in Sayona Mining Limited as consideration to acquire 100 percent of the existing share capital in Piedmont. The shares were issued in separate allotments of 11,565,504,804 ordinary fully paid shares on 1 September 2025 and 97,500 ordinary fully paid shares on 9 September 2025.

On 4 September 2025, the Company completed a fully underwritten placement to Resource Capital Fund VIII L.P. (RCF), resulting in the issuance of 2,156,250,000 ordinary fully paid shares at an issue price of A$0.032 per share for aggregate gross proceeds of US$45.2 million.

On 18 May 2026, the Company completed a fully underwritten placement to institutional investors, resulting in the issuance of 22,540,984 ordinary fully paid shares at an issue price of A$12.20 per share for aggregate gross proceeds of US$196.0 million. Following the placement, the Company completed a non-underwritten Share Purchase Plan to eligible existing shareholders, resulting in the issuance of 1,275,668 ordinary fully paid shares at an issue price of A$12.20 per share for aggregate gross proceeds of US$11.1 million.

Various other share issuances and exercise of options totalling 255,830 ordinary fully paid shares occurred throughout the year for aggregate gross proceeds of US$1.6 million.

Elevra Annual Report 2026	121

22.	Share Capital (continued)

Options

Options are classified as equity and issue proceeds are taken up in the share based payments reserve. Transaction costs (net of tax, where the deduction can be utilised) arising on the issue of options are recognised in equity as a reduction of the option proceeds received.

The movement in options during the year is as follows:
	2026	2025
	No. options	No. options
At the beginning of the financial year	2,234,482	12,234,482
Granted during the year – pre-share consolidation	408,541,913	–
Reduction in options on consolidation (1)	(408,037,885)	–
Granted during the year – post-share consolidation	7,486,535	–
Exercised during the year	(255,830)	–
Forfeited / lapsed during the year	(14,897)	(10,000,000)
At the end of the financial year	9,954,318	2,234,482
Comprising:
Listed options	–	–
Unlisted options	9,954,318	2,234,482

(1)	On 22 September 2025, the Company consolidated the number of options on issue on a 150:1 basis, resulting in the conversion of every 150 options into one option. The exercise price of the options was adjusted in inverse proportion to the consolidation ratio.

(a)	Significant grant of options during the year

On 12 August 2025, Resource Capital Fund VIII L.P. (RCF) agreed to subscribe to 1,200,000,000 options in Sayona Mining Limited at an exercise price of A$0.0320 (equivalent to 8,000,000 options in Elevra Lithium Limited at an exercise price of A$4.80) to be issued in two tranches:

•	The first tranche of options to be issued shall be such number of options that results in RCF holding a 9.99 percent interest in the issued share capital of the Company (Tranche 1 Options); and

•	Subject to obtaining all applicable regulatory approvals, the second tranche of options to be issued shall be such number of options that is 1,200,000,000 less the Tranche 1 Options (Tranche 2 Options).

On 4 September 2025, the Company issued 408,541,913 options in Sayona Mining Limited (equivalent to 2,723,613 options in Elevra Lithium Limited) to RCF under the first tranche of the subscription. On 30 June 2026, the Company issued the remaining 5,276,387 options in Elevra Lithium Limited to RCF under the second tranche of the subscription.

Capital management policy

The Group has been funded predominantly by equity up to the date of this report. Management controls the capital of the Group with the aim of creating long-term shareholder value and ensuring the Group can fund its operations and continue as a going concern. The Group’s capital is managed by assessing the Group’s financial risks and adjusting its capital structure in response to changes in these risks and market conditions.

122	Elevra Annual Report 2026

23.	Reserves

	Financial	Foreign		Share
		currency		based
	asset	translation	Other	payments
	reserve	reserve	reserve	reserve	Total
Year ended 30 June 2026	$’000	$’000	$’000	$’000	$’000
At the beginning of the financial year	(1,130)	(44,096)	–	2,022	(43,204)
Financial assets at fair value through other comprehensive income	3,379	–	–	–	3,379
Foreign exchange differences on translation of foreign operations	–	(22,113)	–	–	(22,113)
Reallocation of non-controlling interest on business combination	–	–	(26,459)	–	(26,459)
Replacement share awards acquired through business combinations	–	–	–	5,167	5,167
Share based payments	–	–	–	3,663	3,663
Transfers and other movements	–	(485)	–	(4,532)	(5,017)
At the end of the financial year	2,249	(66,694)	(26,459)	6,320	(84,584)

Year ended 30 June 2025
At the beginning of the financial year	(1,173)	(39,911)	–	512	(40,572)
Financial assets at fair value through other comprehensive income	43	–	–	–	43
Foreign exchange differences on translation of foreign operations	–	(4,185)	–	–	(4,185)
Share based payments	–	–	–	1,711	1,711
Transfers and other movements	–	–	–	(201)	(201)
At the end of the financial year	(1,130)	(44,096)	–	2,022	(43,204)

Financial asset reserve

The financial asset reserve represents the revaluation of financial assets recognised at fair value through other comprehensive income (FVOCI). The Group transfers amounts from this reserve to retained earnings when the relevant equity securities are derecognised.

Foreign currency translation reserve

Exchange differences arising on translation of foreign operations are recognised in Consolidated Statement of Comprehensive Income and accumulated in a separate reserve within equity. The cumulative amount is transferred to the Consolidated Statement of Profit or Loss on disposal of the foreign operation.

Share based payments reserve

The share based payments reserve represents the fair value of share based payments provided to both employees and non-employees. Refer to Note 25 for details on share based payments.

Elevra Annual Report 2026	123

Other Disclosures

This section contains other information that must be disclosed to comply with accounting standards and other pronouncements.

24.	Auditor’s Remuneration

During the year, the following fees were paid or payable for services provided by the auditor or its related practices:

	2026	2025
	$	$
Ernst & Young (Australia) (1)
Audit and review of financial statements	889,816	337,027
Other assurance services – post-appointment (2)	7,046	278,250
Other services – post-appointment (3)	–	16,177
Other services – pre-appointment (4)	–	135,890
Overseas member firms of Ernst & Young (Australia) (5)
Other services – post-appointment (6)	63,578	90,847
Other services – pre-appointment (7)	–	680,319
Total auditor’s remuneration	960,440	1,538,510

(1)	The appointment of Ernst & Young as the Group’s auditor was approved by shareholders at the Annual General Meeting on 28 November 2024.

(2)	The amounts reported relates to other assurance services associated with the proposed merger of Piedmont and Sayona. As the merger was announced on 19 November 2024, these services were provided post-appointment of Ernst & Young as the Group’s auditor.

(3)	The amounts reported relates to other taxation services associated with the proposed merger of Piedmont and Sayona, which were provided post-appointment of Ernst & Young as the Group’s auditor.

(4)	The amount reported for the year ended 30 June 2025 relates to tax due diligence services associated with the proposed merger of Piedmont and Sayona, which were provided pre-appointment of Ernst & Young as the Group’s auditor.

(5)	As a consequence of the appointment of Ernst & Young as the Group’s auditor, the Audit and Risk Committee also tendered the Group’s global tax compliance and advisory services. This tender process resulted in the resignation of Ernst & Young as the Group’s global tax services provider, with KPMG appointed on 24 January 2025.

(6)	The amounts reported relates to Canadian tax compliance services which were provided post-appointment of Ernst & Young as the Group’s auditor, with the majority of these services currently in the process of being transitioned to KPMG.

(7)	The amount reported for the year ended 30 June 2025 consists of $483,322 relating to tax due diligence and other taxation services associated with the proposed merger of Piedmont and Sayona and $196,997 relating to taxation advice and other tax compliance services, all of which were provided pre-appointment of Ernst & Young as the Group’s auditor.

25.	Share Based Payments

The Group had the following employee share ownership plans in place as at 30 June 2026:

Plans	Recipients	Outstanding awards
Recurring
Deferred Short-Term Incentive Plan (1)	Executive KMP and eligible employees	FY25, FY26
Employee Share Plan (2)	Eligible employees	FY25, FY26
Long-Term Incentive Plan (3)	Executive KMP and eligible employees	FY25, FY26
Non-recurring
Piedmont Stock Incentive Plan (4)	Eligible employees
(1)	Outstanding awards granted on 28 November 2024 and 21 November 2025 respectively, with vesting subject to service conditions only as annual performance hurdles were assessed at 30 June 2025 and 30 June 2026 respectively.

(2)	Outstanding awards granted on 31 December 2024 and 12 December 2025 respectively, with vesting subject to service conditions only.

(3)	Outstanding awards granted on 28 November 2024 and 21 November 2025 respectively, with vesting subject to performance and service conditions.

(4)	Outstanding awards granted on 29 August 2025, with vesting subject to service conditions only.

124	Elevra Annual Report 2026

25.	Share Based Payments (continued)

Except for replacement option awards granted under the Replacement Share & Option Award Plan, all equity awards are issued for nil consideration and take the form of rights to receive one ordinary share in Elevra Lithium Limited for each right granted, subject to performance and/or service conditions being met. Performance conditions include total shareholder return relative to a global comparator group of peers. Further information on the vesting conditions of rights granted is disclosed in the Remuneration Report.

Equity awards do not confer any dividend or voting rights until they convert into ordinary shares at vesting, nor do they confer any rights to participate in a share issue. No equity awards are eligible for a Dividend Equivalent Payment.

(a)	Description of employee share ownership plans

Employee Share and Option Plan

On 16 November 2022, the Group established an Employee Share and Option Plan which enables the grant of equity rights and options to key management personnel, senior management and other eligible employees. Invitation to participate in the plan is at the absolute discretion of the Board.

The key terms and conditions related to grants under the plan are as follows:

•	the Board retains discretion to make decisions on the plan and set or amend terms and conditions; and

•	the vesting of equity rights and options will be conditional on the satisfaction of all vesting conditions attaching to the equity rights and options.

(i)	Recurring employee share ownership plans

The equity awards listed below are subject to the general conditions noted above and may be granted annually, subject to approval by shareholders at the Annual General Meeting for awards to the Managing Director and Chief Executive Officer and by the Board of Directors for all other awards to eligible employees:

Deferred Short-Term Incentive (STI) Plan

The Deferred Short-Term Incentive Plan is the Group’s short-term incentive plan for the Executive Leadership Team and other eligible employees. Awards are granted annually to eligible employees. Awards granted under the FY25 Deferred Short-Term Incentive Plan and FY26 Deferred Short-Term Incentive Plan will vest in October 2026 and September 2027 respectively, subject to participants remaining employed by the Group.

Employee Share Plan

The Employee Share Plan is the Group’s share plan for employees not eligible to participate in the Deferred Short-Term Incentive Plan or Long-Term Incentive Plan. Awards are granted annually to eligible employees. The second tranche of awards granted under the FY25 Employee Share Plan will vest in January 2027, subject to participants remaining employed by the Group. Awards granted under the FY26 Employee Share Plan will vest in January 2027, subject to participants remaining employed by the Group.

Long-Term Incentive (LTI) Plan

The Long-Term Incentive Plan is the Group’s long-term incentive plan for the Executive Leadership Team and other eligible employees. Awards are granted annually to eligible employees. Awards granted under the FY25 Long-Term Incentive Plan and FY26 Long-Term Incentive Plan are subject to performance and service conditions being satisfied over a three (3) year measurement period, with vesting to occur in August 2027 and August 2028 respectively.

(ii)	Non-recurring employee share ownership plans

The equity awards listed below are subject to the general conditions noted above and are either one-off or will not be granted on an ongoing basis:

Piedmont Stock Incentive Plan

In accordance with the terms of the Merger Agreement, the Group exchanged equity awards held by employees of Piedmont immediately prior to merger completion (acquiree awards) for equity awards in Elevra Lithium Limited. Piedmont Replacement Share Awards were granted in two tranches, with vesting of the first tranche accelerated to the date of merger completion. The second tranche of Piedmont Replacement Share Awards granted under the Piedmont Stock Incentive Plan will vest in January 2027, subject to participants remaining employed by the Group. Piedmont Replacement Option Awards granted under the Piedmont Stock Incentive Plan were issued at various exercise prices ranging from US$6.00 to US$19.50, with vesting accelerated to the date of merger completion.

Transitional Management Incentive Plan

The Transitional Management Incentive Plan is a one-off grant made to eligible employees to satisfy contractual employment obligations in place prior to implementation of the recurring employee share ownership plans noted above. No further awards are proposed to be granted under the Transitional Management Incentive Plan.

Elevra Annual Report 2026	125

25.	Share Based Payments (continued)

(b)	Employee Share Plan Trust

The Sayona Mining Limited Employee Share Plan Trust (the Trust) is a discretionary trust for the benefit of employees of Elevra Lithium Limited and its subsidiaries. The trustee of the Trust (CPU Share Plans Pty Limited) is an independent company, resident in Australia.

Generally, the Trust uses funds provided by Elevra Lithium Limited to acquire shares to enable awards to be made or satisfied under the Group’s employee share plans. Shares may be acquired by purchase in the market or by subscription at no less than market value on the date on which the shares are issued to the trustee.

(c)	Measurement of fair values

Share based payments to employees are measured at the fair value of the instruments issued. Share based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if the fair value of the goods or services received cannot be reliably measured, and are recorded at the date the goods or services are received.

The fair value at grant date of equity-settled share awards is charged to the Consolidated Statement of Profit or Loss, net of tax, over the period for which the benefits of employee services are expected to be derived. The corresponding accrued employee entitlement is recorded in the share based payments reserve.

Where awards are forfeited because non-market-based vesting conditions are not satisfied, the expense previously recognised is proportionally reversed. If awards do not vest due to a market-based performance condition not being met, the expense is recognised in full and the share based payments reserve is released to retained earnings. Where shares in Elevra Lithium Limited are acquired by on-market purchases prior to settling the vested entitlement, the cost of the acquired shares is carried as treasury shares and deducted from equity. Where awards are satisfied by delivery of acquired shares, any difference between their acquisition cost and the cumulative remuneration expense recognised is charged directly to retained earnings, net of tax.

The fair value of non-market-based performance rights (i.e. Deferred Short-Term Incentive Plan, Employee Share Plan, Replacement Share Award Plan, Transitional Management Incentive Plan, and Equity-settled Transactions) is measured using the Black Scholes methodology and the fair value of market-based performance rights (i.e. Long-Term Incentive Plan) is measured using the Monte Carlo methodology. These methodologies consider the following:

•	Expected life of the award;

•	Current market price of the underlying shares;

•	Expected volatility (of the individual company and each peer group);

•	Expected dividends;

•	Risk-free interest rate; and

•	Market-based performance hurdles (performance rights only).

The expected volatility for all rights issued is based on the historical share price volatility of the Group at each respective grant date.

The inputs used in the measurement of the fair values at grant date were as follows:

	Fair value at	Share price	Expected	Expected	Risk-free
	grant date	at grant date	volatility	life	interest rate
Year ended 30 June 2026	$	$	%	(in years)%
Recurring
FY25 Deferred STI Awards	3.12	3.12	80	1.92	3.957
FY26 Deferred STI Awards	3.17	3.17	80	1.85	3.689
FY25 Employee Share Awards	2.52	2.52	80	1.00 – 2.00	3.849 – 4.002
FY26 Employee Share Awards	4.56	4.56	80	1.05	3.953
FY25 LTI Awards	2.53	2.53	80	2.76	3.923
FY26 LTI Awards	2.74	3.17	76	2.77	3.747
Non-recurring
Piedmont Replacement Option Awards	0.96 – 1.85	2.55	85	N/A	3.767 – 4.076
Piedmont Replacement Share Awards	2.55	2.55	85	1.34	3.749

126	Elevra Annual Report 2026

25.	Share Based Payments (continued)

(d)	Reconciliation of outstanding equity rights

				Forfeited /
	Equity rights	Granted	Vested	lapsed	Other net	Equity rights
	at beginning	during	during	during		at end
Year ended 30 June 2026	of the year	the year	the year	the year	changes (1)	of the year
Recurring
FY24 Deferred STI Awards	3,409,320	–	(22,730)	–	(3,386,590)	–
FY25 Deferred STI Awards	44,645,160	–	(35,281)	(18,419)	(44,347,524)	243,936
FY26 Deferred STI Awards	–	400,166	–	–	–	400,166
FY25 Employee Share Awards	74,314,040	2,160	(217,230)	(2,040,677)	(71,856,006)	202,287
FY26 Employee Share Awards	–	76,417	–	(8,623)	–	67,794
FY25 LTI Awards	95,304,360	–	–	(14,678)	(94,668,994)	620,688
FY26 LTI Awards	–	931,403	–	(6,462)	–	924,941
Non-recurring
FY24 Transitional Management Incentive Awards	49,987,640	–	(333,260)	–	(49,654,380)	–
Piedmont Replacement Share Awards (2)	–	748,826	(693,416)	(9,160)	–	46,250
Total outstanding rights	267,660,520	2,158,972	(1,301,917)	(2,098,019)	(263,913,494)	2,506,062

(1)	On 22 September 2025, the Company consolidated the number of rights on issue on a 150:1 basis, resulting in the conversion of every 150 rights into one right.

(2)	The Piedmont Replacement Share Awards are managed separately to all other awards granted under the Company’s shareholder approved Employee Share and Option Plan. These awards are managed under the terms of the Piedmont Stock Incentive Plan. The Company has been granted a waiver from ASX Listing Rule 6.23.4 to enable these awards to be settled through the allocation of shares in Elevra Lithium Limited. As such, these awards have not been included in the total number of unquoted equity securities disclosed to the ASX.

None of the awards listed above have an exercise price or are exercisable at 30 June 2026.

(e)	Reconciliation of outstanding options

				Forfeited /
	Equity rights	Granted	Exercised	lapsed		Equity rights
	at beginning	during	during	during	Other net	at end
Year ended 30 June 2026	of the year	the year	the year	the year	changes (1)	of the year
Non-recurring
Equity-Settled Services (2)	2,234,482	–	–	(14,897)	(2,219,585)	–
Piedmont Replacement Option Awards (3)	–	2,153,470	(255,830)	–	–	1,897,640
Non-share based payments
Equity-Settled Transactions (4)	–	413,874,978	–	–	(405,818,300)	8,056,678
Total outstanding options	2,234,482	416,028,448	(255,830)	(14,897)	(408,037,885)	9,954,318

(1)	On 22 September 2025, the Company consolidated the number of options on issue on a 150:1 basis, resulting in the conversion of every 150 options into one option. The exercise price of the options was adjusted in inverse proportion to the consolidation ratio.

(2)	Equity-settled services relate to options granted to Jett Capital Advisors, LLC in respect of corporate advisory services undertaken for the Group. Options were granted on 28 November 2022 and lapsed on 28 November 2025.

(3)	The Piedmont Replacement Option Awards are managed separately to all other awards granted under the Company’s shareholder approved Employee Share and Option Plan. These awards are managed under the Piedmont Stock Incentive Plan. The Company has been granted a waiver from ASX Listing Rule 6.23.4 to enable these awards to be settled through the allocation of shares in Elevra Lithium Limited. As such, these awards have not been included in the total number of unquoted equity securities disclosed to the ASX.

(4)	Equity-settled transactions relate to options granted to Resource Capital Fund VIII L.P. and Waratah Capital Advisors Ltd.

Options do not confer any dividend or voting rights until they convert into ordinary fully paid shares. Each option is entitled to be converted into one ordinary share in Elevra Lithium Limited.

(f)	Expense recognised in profit or loss

The total share based payment expense recognised in respect of employee share ownership plans for the year ended 30 June 2026 was $3.7 million (2025: $1.7 million), which is included within ‘Employee benefits expense’ in Note 7.

Elevra Annual Report 2026	127

26.	Contingent Assets and Liabilities

From time to time, the Group may receive claims from customers and suppliers in the ordinary course of business. The Group assesses any claims received from customers or suppliers and deals with them as required. The Group only recognises amounts as liabilities when they are probable, or discloses amounts as contingencies when they are less than probable but not remote, and only where a reliable estimate can be made.

The Group is not aware of any material contingent assets or contingent liabilities as at 30 June 2026 (2025: Nil).

27.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists where the Company is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Company has power over the subsidiary when it has existing rights to direct the relevant activities of the subsidiary which are those which significantly affect the subsidiary’s returns. The financial statements of subsidiaries are included in the consolidated financial statements for the period they are controlled.

The subsidiaries of the Group at the reporting date are as follows:

			Ownership interest
	Country of		2026	2025
Subsidiaries	Incorporation	Principal activity	%	%
9474-9454 Québec Inc.	Canada	Exploration	100	100
Lasec Exploration Canada Inc.	Canada	Exploration	100	–
North American Lithium Inc. (1)	Canada	Lithium mining and processing	100	75
Piedmont Lithium Carolinas, Inc.	United States	Sales, marketing and distribution	100	–
Piedmont Lithium Cayman Inc.	United Kingdom	Holding company	100	–
Piedmont Lithium Finland Holdings, LLC	United States	Investment holding company	100	–
Piedmont Lithium Ghana Holdings, LLC	United States	Holding company	100	–
Piedmont Lithium Inc.	United States	Administrative, management and	100	–
		support services
Piedmont Lithium International Canada BC ULC	Canada	Administrative, management and	100	–
		support services
Piedmont Lithium International US, LLC	United States	Sales, marketing and distribution	100	–
Piedmont Lithium Newfoundland Holdings, LLC	United States	Holding company	100	–
Piedmont Lithium Québec Holdings Inc.	United States	Investment holding company	100	–
Piedmont Lithium Pty Ltd	Australia	Holding company	100	–
PLNC Holdings, LLC	United States	Administrative, management and	100	–
		support services
PLNC Land, LLC	United States	Investment holding company	100	–
PLTN Holdings, LLC	United States	Administrative, management and	100	–
		support services
PLTN Land, LLC	United States	Investment holding company	100	–
PLTN Real Estate, LLC	United States	Holding company	100	–
Sayona East Kimberley Pty Ltd	Australia	Exploration	100	100
Sayona Inc.	Canada	Administrative, management and	100	100
		support services
Sayona International Pty Ltd	Australia	Investment holding company	100	100
Sayona Lithium Pty Ltd	Australia	Exploration	100	100
Sayona North Inc.	Canada	Exploration	100	100
Sayona Québec Inc. (1)	Canada	Investment holding company	100	75
Shock MergeCo Inc. (2)	United States	Investment holding company	–	100

(1)	Non-controlling ownership interest of 25 percent is held by Piedmont Lithium Québec Holdings Inc.

(2)	Shock MergeCo Inc. was incorporated on 14 November 2024. On merger completion, Piedmont Lithium Inc. merged with and into Shock MergeCo Inc., resulting in Shock MergeCo Inc. being replaced by Piedmont Lithium Inc.

128	Elevra Annual Report 2026

28.	Interests in Joint Arrangements

The Group’s interests in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Joint arrangements represent the contractual sharing of control between two or more parties in a business venture where decisions about the relevant activities of the arrangement (those that significantly affect the returns of the business venture) require the unanimous consent of the parties sharing control.

The Group has interests in the following joint arrangements at reporting date:

			Ownership interest
	Country of		2026	2025
Subsidiaries	Incorporation	Principal activity	%	%
Moblan Lithium Project (1)	Canada	Investissement Québec	60	60
Morella Lithium Joint Venture (2)	Australia	Morella Corporation Limited	49	49
Vallée Lithium Project (3)	Canada	Consolidated Lithium Metals Inc.	25	25
(1)	On 15 October 2021, the Group acquired a 60 percent interest in the Moblan Lithium Project, a drilling deposit host to high grade spodumene mineralisation. The project is 40 percent owned by Investissement Québec.

(2)	On 1 November 2022, Morella Corporation Limited satisfied the requirements under the Earn-In Agreement relating to several Pilbara tenements with lithium rights located in the Pilgangoora district in Western Australia, Australia. Under the agreement, Morella Corporation Limited was required to spend $1.5 million on exploration within three years in order to earn a 51 percent interest in the project. The Joint Venture Agreement was executed on 15 July 2024.

(3)	On 14 December 2023, North American Lithium Inc. satisfied a requirement under the Earn-In Agreement relating to the assets and mineral rights of the Vallée Lithium Project located in Québec, Canada. Under the agreement, North American Lithium Inc. was required to spend C$4.0 million on exploration within a twelve month period to earn a 25 percent interest in the project.

The above interests represent arrangements in which the parties maintain direct interests in each asset, and obligations for the liabilities, relating to the arrangement. The Group's interest in the assets and liabilities, revenue and expenses of joint operations are included in the respective line items of the consolidated financial statements.

29.	Key Management Personnel

(a)	Key management personnel compensation

	2026	2025
	$	$
Short-term employee benefits	2,536,194	2,117,748
Post-employment benefits	84,390	90,417
Termination benefits	–	–
Share based payments	1,448,066	1,215,090
Total key management personnel compensation	4,068,650	3,423,255

Further information is provided in the Remuneration Report on pages 60 to 80.

(b)	Transactions with key management personnel

There were no transactions with key management personnel during the reporting period (2025: Nil).

(c)	Transactions with key management personnel related entities

During the year, the Company was charged $379,286 by entities controlled or jointly controlled by key management personnel for services provided in their capacity as Directors of the Company (2025: $279,236). These transactions were conducted on normal commercial terms and have been included in key management personnel compensation in the table above.

No amounts were owed by the Group to key management personnel related entities as at 30 June 2026 (2025: $56,135).

(d)	Loans to key management personnel

There were no loans (either receivable or payable) with any key management personnel as at 30 June 2026 (2025: Nil).

Elevra Annual Report 2026	129

30.	Related Party Transactions

(a)	Parent entity

The ultimate parent entity of the Group is Elevra Lithium Limited, which is incorporated and domiciled in Australia.

The registered office of the Company is Level 3, 10 Eagle Street, Brisbane QLD 4000.

(b)	Subsidiaries, joint ventures and associates

The Group’s interests in subsidiaries, joint ventures and associates are disclosed in Note 27 and Note 28.

(c)	Transactions with related parties

The following table reflects significant transactions and outstanding balances with related parties (excluding compensation to key management personnel) during and at the end of the reporting period:

	Other Related Parties
	2026	2025
	$’000	$’000
Transactions with related parties
Purchases of goods and services	(203)	(213)

Outstanding balances with related parties
Purchases of goods and services	(56)	(53)

All transactions between related parties are at market prices or on normal commercial terms, no more favourable to the Group than those arranged with third parties.

130	Elevra Annual Report 2026

31.	Parent Entity Information

(a)	Summary financial information

The individual financial statements for the parent entity, Elevra Lithium Limited, include the following aggregate amounts:

	2026	2025
	$’000	$’000
Result of parent entity
Loss after income tax	(313,435)	(218,154)
Other comprehensive income	–	–
Total comprehensive loss	(313,435)	(218,154)

Financial position of parent entity
Assets
Current assets	233,728	28,268
Non-current assets	496,908	287,185
Total assets	730,636	315,453
Liabilities
Current liabilities	2,630	3,527
Non-current liabilities	840	925
Total liabilities	3,470	4,452
Net assets	727,166	311,001
Equity
Share capital	1,038,050	586,472
Reserves	1,409	(881)
Accumulated losses	(312,293)	(274,590)
Total equity	727,166	311,001

(b)	Parent entity guarantees

The parent entity has not entered into any guarantees in the current or previous reporting period.

(c)	Contingent liabilities

The parent entity had no material contingent liabilities at the end of the reporting period (2025: Nil).

(d)	Commitments

The parent entity had no contractual or other commitments at the end of the reporting period (2025: Nil).

Elevra Annual Report 2026	131

32.	Business Combinations

Merger between Piedmont Lithium Inc. and Sayona Mining Limited

On 18 November 2024, Sayona Mining Limited (“Sayona” and subsequently “Elevra”), Shock MergeCo Inc., a wholly owned subsidiary of Sayona (“Merger Sub”), and Piedmont Lithium Inc. (“Piedmont”) entered into a Merger Agreement to combine Piedmont and Sayona. On 31 July 2025, the merger was approved by Sayona shareholders at the Company's Extraordinary General Meeting. Piedmont stockholders subsequently approved the merger at their Special Meeting on 23 August 2025 (Australian time). Completion of the merger occurred on 30 August 2025 (Australian time), with Shock MergeCo Inc. acquiring 100 percent of the shares and voting interests in Piedmont Lithium Inc.

Included in the identifiable assets and liabilities acquired at the date of completion are inputs (including a head office, offtake agreement and customer contracts) and an organised workforce. The Group has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Group has concluded that the acquired set is a business.

The acquisition method of accounting has been applied to recognise the merger in accordance with AASB 3 Business Combinations, with Sayona considered as the accounting acquirer and Piedmont as the accounting acquiree. In identifying Sayona as the acquiring entity for accounting purposes, management considered the terms of exchange of equity interests, the entity that is issuing the equity interests, the relative voting rights in the combined entity after the business combination, and the composition of the governing body and senior management of the combined entity. In assessing the size of each of the companies, management evaluated various metrics, including revenue, profit before taxation, total assets and market capitalisation. Accordingly, consideration paid by Sayona to complete the merger has been allocated to identifiable assets and liabilities of Piedmont based on estimated fair values at the date of the transaction.

The merger is planned to create a stronger and more streamlined lithium business that will have a diversified growth portfolio. The strategic rationale for the merger was outlined in the Notice of Meeting and Explanatory Memorandum as per the ASX release dated 20 June 2025 and is summarised below:

•	Elevra is projected to be a leading North American hard rock pure-play lithium producer based on the combined life-of-the-mine spodumene concentrate capacity

•	Optimisation of the North American Lithium project

•	Geographic and asset diversification

•	Strengthened balance sheet to support growth pipeline

•	Expected greater liquidity and continuity for investors

•	Expected benefit to key financial metrics

•	Experienced board and management in the growing lithium market

(a)	Consideration transferred

The following table summarises the fair value of each major class of consideration transferred at the date of acquisition:

$‘000
Equity instruments issued	196,624
Replacement share awards (1)	5,167
Total consideration transferred (2)	201,791
(1)	The fair value of replacement share awards has been adjusted by $3.7 million since the preliminary purchase price allocation (previously $1.5 million) to recognise the fair value of options and rights on foot at the date of acquisition.

(2)	Amount excludes the fair value associated with settlement of the pre-existing contractual arrangement between Piedmont and Sayona. Refer to Note 32 (c) for further details.

Equity instruments issued

The following table summarises the calculation of the total value of equity instruments issued:

Number of Piedmont common stock on issue on date of acquisition (#)	21,946,069
Exchange ratio (per share of Piedmont common stock) (#)	527
Number of Sayona ordinary shares issued (#) (1)	11,565,602,304
Closing price of Sayona ordinary shares traded on the ASX on date of acquisition (A$)	0.0260
Total value of equity instruments issued ($’000) (2)	196,624

(1)	Amount may not reconcile as individual shareholdings have been rounded up to the nearest share on conversion of Piedmont common stock to ordinary fully paid shares in Sayona Mining Limited.

(2)	Amount has been converted to United States dollars on the date of acquisition using an exchange rate of A$1.00:US$0.6539.

132	Elevra Annual Report 2026

32.	Business Combinations (continued)

(a)	Consideration transferred (continued)

Replacement share awards

In accordance with the terms of the Merger Agreement, the Group exchanged equity awards held by employees of Piedmont immediately prior to merger completion (acquiree awards) for equity awards in Elevra Lithium Limited.

The fair value of the replacement share awards is $5.2 million, which relates solely to past service and has been included in the total consideration paid on business combination.

(b)	Merger transaction costs

For the year ended 30 June 2026, the Group incurred non-recurring merger transaction and integration costs of $8.7 million (2025: $8.1 million) in relation to corporate advisory and success fees, legal fees and other due diligence costs, of which $8.2 million is included within ‘External services’, $0.4 million is included within ‘Administration and corporate overheads’ and $0.1 million is included within ‘Employee benefits expense’. Refer to Note 7 for further details.

To date, the Group has incurred non-recurring merger transaction and integration costs of $16.8 million mainly relating to legal fees, corporate advisory and success fees and other due diligence costs.

(c)	Identifiable assets acquired and liabilities assumed

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the date of acquisition:

$‘000
Cash and cash equivalents	34,452
Trade and other receivables	25,656
Other financial assets	4,127
Property, plant and equipment	38,195
Advances to affiliates	16,844
Other assets	573
Fair value of total assets acquired	119,847
Trade and other payables	30,320
Interest bearing liabilities	24,750
Provisions (1)	34,840
Fair value of total liabilities assumed	89,910
Fair value of net assets acquired	29,937

(1)	The fair value of provisions assumed has been adjusted by $25.2 million since the preliminary purchase price allocation (previously $9.6 million) to recognise onerous contract provisions relating to legacy loss-making offtake agreements in place at the date of acquisition. The provision is based on management’s best estimate of the fair value associated with these offtake agreements. Refer to Note 16 for further details.

(d)	Gain on bargain purchase

A gain on bargain purchase arising from the acquisition has been recognised as follows:

$‘000
Total consideration transferred	201,791
Buy-out of non-controlling interest in Sayona Québec (1)	(67,963)
Settlement of pre-existing contractual arrangement	(137,000)
Fair value of identifiable net assets	(29,937)
Gain on bargain purchase	(33,109)

(1)	As at 30 June 2025, the Group recognised Piedmont’s non-controlling interest in Sayona Québec of $37.8 million.

Elevra Annual Report 2026	133

32.	Business Combinations (continued)

(d)	Gain on bargain purchase (continued)

The following items are material to the calculation of the gain on bargain purchase:

Buy-out of non-controlling interest in Sayona Québec

Prior to merger completion, Sayona Inc., a subsidiary of Sayona, held a 75 percent interest in Sayona Québec Inc., with Piedmont Lithium Québec Holdings Inc., a subsidiary of Piedmont, holding the remaining non-controlling interest of 25 percent. The acquisition of Piedmont by Sayona resulted in the buy-out of the non-controlling interest in Sayona Québec, which is treated as an equity transaction in accordance with AASB 10 Consolidated Financial Statements.

Settlement of pre-existing contractual arrangement

Prior to the acquisition of Piedmont by Sayona, the parties entered into a supply contract under which Sayona sold spodumene concentrate to Piedmont. At the date of acquisition, the fair value of the contract was determined by reference to terms for current market transactions of the same or similar items and was assigned a fair value of $137 million. The acquisition of Piedmont by Sayona resulted in the settlement of this pre-existing contractual arrangement, and the allocation of $137 million of the purchase consideration to the settlement of this pre-existing contractual arrangement.

Key judgements and estimates

Determination of fair value of assets acquired and liabilities assumed

Judgement is required to determine the fair value of assets acquired and liabilities assumed at acquisition date in a business combination, which could have a material impact on the resulting goodwill or gain on bargain purchase.

Key assumptions used in determining fair values include commodity prices, production volumes, mineral resources and ore reserves, cash outflows (including operating costs, capital expenditure, closure and rehabilitation costs and taxes), discount rates, foreign exchange rates, and the estimated timing of future cash flows.

33.	Assets Held for Sale

Non-current assets (inclusive of directly associated liabilities) are reclassified to current assets held for sale if their carrying amount is highly probable to be recovered through sale rather than through continuing use, and are available for immediate sale in their present condition.

Ewoyaa

In May 2026, the Group announced that it had entered into an agreement to sell its interest in Ewoyaa in Ghana to Zhejiang Huayou Cobalt Co, Ltd for cash consideration of approximately $71 million (before fees and taxes). The transaction is expected to complete in Q1 FY27, subject to the satisfaction of Ghanaian regulatory approvals.

Consequently, the Group’s interest in Ewoyaa has been reclassified as held for sale at 30 June 2026 and is presented separately in the Consolidated Statement of Financial Position. The major classes of assets and liabilities classified as held for sale are as follows:

	2026	2025
	$‘000	$’000
Assets
Advances to affiliates	18,334	–
Total assets held for sale	18,334	–
Net assets held for sale	18,334	–

The cash flows associated with the Group’s interest in Ewoyaa are as follows:

	2026	2025
	$‘000	$’000
Net cash flows from/(used in) investment activities	(1,397)	–

134	Elevra Annual Report 2026

34.	Subsequent Events

Issuance of Upfront Tranche of Convertible Notes

On 16 July 2026, the Company held an Extraordinary General Meeting in which shareholders approved the issuance of the Tranche 1 Convertible Notes of approximately US$46 million (C$65 million) to Canada Growth Fund Inc. (“CGF”). On 31 July 2026, the Tranche 1 Convertible Notes were issued to a subsidiary of CGF, with proceeds received on that date. The Convertible Notes have a maturity of five years from the issue date and accrue interest at CORRA (Canadian Overnight Repo Rate Average, floored at zero) plus a margin of 2.25 percent, payable semi-annually in arrears. The Tranche 1 Convertible Notes have an initial conversion price of A$17.17, with conversion permitted from the first anniversary of the issue date until shortly before maturity.

Sale of Pegmatite Rights

On 7 August 2026, the Group announced that it completed the sale of the Company’s rights, interests and obligations on tenement E45/2364, or Tabba Tabba, in Western Australia to Wildcat Resources Limited (ASX: WC8) (“Wildcat”). As consideration under the transaction, the Group received approximately US$3.5 million (A$5.0 million) in cash payable on completion, US$5.6 million (A$8.0 million) in Wildcat ordinary shares, and US$2.1 million (A$3.0 million) in deferred cash payable six months after Wildcat announces a completed feasibility study for its Tabba Tabba project. The Group also retained exposure to the tenement should Wildcat have exploration success, with the Company receiving rights to contingent cash payments of A$0.70 per tonne for each tonne of JORC Pegmatite Mineral Resource announced by Wildcat within E45/2364.

No matters or circumstances have arisen since the end of the reporting period that have significantly affected or may significantly affect the operations, results of operations or state of affairs of the Group in subsequent periods.

Elevra Annual Report 2026	135

Consolidated Entity Disclosure Statement
as at 30 June 2026

The following table sets out the disclosure requirements of subsection 295(3A) of the Corporations Act 2001 in respect of Elevra Lithium Limited and its controlled entities as at 30 June 2026:

		Body corporates		Tax residency
	Body corporate,	Country of	Percentage
	partnership	incorporation	of share	Australian or	Foreign
Entity name	or trust	or formation	capital held (1)	foreign	jurisdiction
Elevra Lithium Limited *	Body corporate	Australia	N/A	Australian	Canada (2)
Piedmont Lithium Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Sayona East Kimberley Pty Ltd *	Body corporate	Australia	100%	Australian	N/A
Sayona International Pty Ltd *	Body corporate	Australia	100%	Australian	N/A
Sayona Lithium Pty Ltd *	Body corporate	Australia	100%	Australian	N/A
9474-9454 Québec Inc.	Body corporate	Canada	100%	Foreign	Canada
Lasec Exploration Canada Inc.	Body corporate	Canada	100%	Foreign	Canada
North American Lithium Inc.	Body corporate	Canada	100%	Foreign	Canada
Piedmont Lithium International Canada BC ULC	Body corporate	Canada	100%	Foreign	Canada
Sayona Inc.	Body corporate	Canada	100%	Foreign	Canada
Sayona North Inc.	Body corporate	Canada	100%	Foreign	Canada
Sayona Québec Inc.	Body corporate	Canada	100%	Foreign	Canada
Piedmont Lithium Cayman Inc.	Body corporate	United Kingdom	100%	Foreign	United Kingdom
Piedmont Lithium Carolinas, Inc.	Body corporate	United States	100%	Foreign	United States
Piedmont Lithium Finland Holdings, LLC	Body corporate	United States	100%	Foreign	United States
Piedmont Lithium Ghana Holdings, LLC	Body corporate	United States	100%	Foreign	United States
Piedmont Lithium Inc.	Body corporate	United States	100%	Foreign	United States
Piedmont Lithium International US, LLC	Body corporate	United States	100%	Foreign	United States
Piedmont Lithium Newfoundland Holdings, LLC	Body corporate	United States	100%	Foreign	United States
Piedmont Lithium Québec Holdings Inc.	Body corporate	United States	100%	Foreign	United States
PLNC Holdings, LLC	Body corporate	United States	100%	Foreign	United States
PLNC Land, LLC	Body corporate	United States	100%	Foreign	United States
PLTN Holdings, LLC	Body corporate	United States	100%	Foreign	United States
PLTN Land, LLC	Body corporate	United States	100%	Foreign	United States
PLTN Real Estate, LLC	Body corporate	United States	100%	Foreign	United States

*	Elevra Lithium Limited and its wholly owned Australian resident subsidiaries formed a tax consolidated group. Refer to Note 8 (f) for further details.

(1)	Amounts reported reflect the percentage of issued share capital held directly or indirectly by Elevra Lithium Limited.

(2)	Elevra Lithium Limited undertakes activity in Canada via a foreign branch.

136	Elevra Annual Report 2026

Directors’ Declaration

1.	In accordance with a resolution of the directors of Elevra Lithium Limited, we declare that in the opinion of the directors:

a.	The consolidated financial statements and notes of Elevra Lithium Limited for the year ended 30 June 2026 are in accordance with the Corporations Act 2001, including:

i.	complying with Australian Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

ii.	giving a true and fair view of the Group’s financial position as at 30 June 2026 and of its performance for the year ended on that date.

b.	There are reasonable grounds to believe that Elevra Lithium Limited will be able to pay its debts as and when they become due and payable; and

c.	The consolidated entity disclosure statement required by section 295(3A) of the Corporations Act 2001, as disclosed on page 136 of this report, is true and correct.

2.	This declaration has been made after receiving the declarations made to the Directors for the year ended 30 June 2026 in accordance with the fourth edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations.

On behalf of the Board

Laurie Lefcourt Chair, Audit and Risk Committee 28 August 2026	Lucas Dow Managing Director and Chief Executive Officer 28 August 2026

Elevra Annual Report 2026	137

Ernst & Young 111 Eagle Street Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001	Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 ey.com/au

Independent auditor’s report to the members of Elevra Lithium Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Elevra Lithium Limited (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated statement of financial position as at 30 June 2026, the consolidated statement of profit and loss, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes to the financial statements, including material accounting policy information, the consolidated entity disclosure statement and the directors’ declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:

a.	Giving a true and fair view of the consolidated financial position of the Group as at 30 June 2026 and of its consolidated financial performance for the year ended on that date; and

b.	Complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial report of the current year. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, but we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial report section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial report. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial report.

138	Elevra Annual Report 2026

Piedmont business combination accounting and impairment reversal

Why significant	How our audit addressed the key audit matter

On 23 August 2025, the shareholders of Piedmont Lithium Inc. (“Piedmont”) voted in favour of the merger between Elevra Lithium Limited (formerly Sayona Mining Limited) (“Elevra”) and Piedmont, with the merger completing on 30 August 2025.

The merger allowed for each Piedmont shareholder to receive 527 new Elevra shares for each Piedmont share held. The transaction constitutes a business combination under AASB 3 Business Combinations and Elevra was determined to be the acquirer for accounting purposes.

Business combination accounting

In undertaking the business combination accounting, the Group is required to measure the consideration transferred and the fair value of identifiable assets, liabilities and contingent liabilities acquired at the acquisition date and assess the existence of goodwill or a gain on acquisition.

The acquisition accounting for Piedmont is complex as its key assets and arrangements include:

▪       A non-controlling interest in Sayona Quebec Inc, operator of the Group’s North American Lithium (“NAL”) operation, an entity controlled by the Group; and

▪       The acquisition of a pre-existing, spodumene offtake arrangement between Piedmont and Sayona Quebec Inc, in respect of NAL’s production which is effectively settled as part of the merger.

Identifying and determining the acquisition date fair value of identifiable assets, liabilities, contingent liabilities and other transaction components required significant judgement and estimation, including:

▪      The valuation of Piedmont’s key assets and arrangements, including its:

▪       Non-controlling interest in Sayona Quebec Inc.;

▪       Spodumene offtake arrangement with NAL;

▪       Land, representing a significant portion of the acquired property, plant and equipment;

▪       Amounts advanced to affiliates associated with Piedmont’s interest in the Ewoyaa project; and

▪       Third-party sales contracts.

▪      The valuation of rehabilitation liabilities associated with Piedmont’s land holdings, which are affected by the extent of environmental disturbances at the acquisition date, the timing of proposed rehabilitation activities and applicable regulatory and compliance requirements.

The details of the business combination accounting are set out in Note 32 of the financial report, including the recognition of a gain on acquisition of $33.1 million.

Our audit procedures included the following:

▪       Assessed the Group’s determination of the acquisition date of the business combination and the conclusion Elevra was the acquirer in the merger transaction.

▪       Evaluated the Group’s determination of the purchase consideration with reference to Australian Accounting Standards and Elevra’s share price at the date of acquisition.

▪       Evaluated the qualifications, competence and objectivity of the Group’s external experts used to determine the fair value of Piedmont’s non-controlling interest in Sayona Quebec Inc; spodumene offtake arrangement with NAL, land and advance to affiliates, associated with its interest in the Ewoyaa project.

▪       In conjunction with EY’s valuation specialists, we:

▪       Considered whether the valuation methodologies, used by the Group and its external expert to measure the acquisition date fair values of the acquired assets, non-controlling interest in Sayona Quebec Inc and spodumene offtake arrangement with NAL were in accordance with the requirements of Australian Accounting Standards.

▪       Evaluated the reasonableness of the key input assumptions including discount rates and forecast commodity prices with reference to a variety of reputable third-party forecasts, peer information and market data.

▪       Performed independent valuation cross checks for the non-controlling interest in NAL with reference to reserve and resource transaction and trading multiples.

▪       In conjunction with EY’s rehabilitation specialists, we assessed the methodologies and cost estimates used by the Group to measure its rehabilitation liabilities, as well as the appropriateness of contingency rates and the other market inputs applied, such as inflation and discount rates.

▪       Assessed the fair value of the acquired working capital balances, including cash, trade receivables, payables and interest-bearing liabilities at the acquisition date and agreed to supporting documentation.

▪       Recalculated the gain on acquisition and consistent with the requirements of Australian Accounting Standards, challenged the basis for the gain on acquisition and the completeness of liabilities and contingent liabilities acquired.

▪       Evaluated the recognition of expense for the effective settlement of the spodumene offtake arrangement at the merger date.

▪       On a sample basis, checked transaction costs associated with the business combination were recorded in profit and loss for the year and agreed to supporting documentation.

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

Elevra Annual Report 2026	139

Why significant	How our audit addressed the key audit matter

Impairment reversal

The existence of Piedmont’s spodumene offtake arrangement was one of the key reasons for the Group’s recognition of an impairment charge in respect of the NAL cash-generating unit (“CGU”) at 30 June 2025. The effective settlement of the spodumene offtake arrangement caused the previous impairment indicator to no longer exist. As detailed in note 14 of the financial report, the effective settlement of the spodumene offtake arrangement and improved forecast commodity prices resulted in the reversal of the impairment at the NAL CGU of $156.0 million in the financial year ended 30 June 2026.

As a result, we considered the Group’s business combination accounting, non-controlling interest buy-out, settlement of pre-existing contractual arrangement, consequential impairment reversal and the related disclosures in the financial report to be a key audit matter.

▪       Assessed the Group’s calculation of the recoverable amount of the NAL CGU because of the effective settlement of the spodumene offtake arrangement and recalculated the resulting impairment reversal.

▪       Assessed the adequacy of the financial report disclosures setting out the nature and basis of the business combination accounting, the basis for the impairment reversal and the assumptions applied by the Group in accounting for the acquisition and impairment reversal.

Information other than the financial report and auditor’s report thereon

The directors are responsible for the other information. The other information comprises the information included in the Company’s 2026 annual report, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon, with the exception of the Remuneration Report and our related assurance opinion.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of:

▪	The financial report (other than the consolidated entity disclosure statement) that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001; and

▪	The consolidated entity disclosure statement that is true and correct in accordance with the Corporations Act 2001; and

for such internal control as the directors determine is necessary to enable the preparation of:

▪	The financial report (other than the consolidated entity disclosure statement) that gives a true and fair view and is free from material misstatement, whether due to fraud or error; and

▪	The consolidated entity disclosure statement that is true and correct and is free of misstatement, whether due to fraud or error.

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

140	Elevra Annual Report 2026

In preparing the financial report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

▪	Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

▪	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

▪	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

▪	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

▪	Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.

▪	Plan and perform the Group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the Group financial report. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the Group audit. We remain solely responsible for our audit opinion.

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

Elevra Annual Report 2026	141

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated to the directors, we determine those matters that were of most significance in the audit of the financial report of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on the audit of the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included in the directors’ report for the year ended 30 June 2026.

In our opinion, the Remuneration Report of Elevra Lithium Limited for the year ended 30 June 2026, complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Ernst & Young

Andrew Carrick

Partner

Brisbane

28 August 2026

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

142	Elevra Annual Report 2026

Elevra Annual Report 2026	143

Mineral Resources and Ore Reserves

Overview

The Group reports Mineral Resources and Ore Reserves in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (‘JORC Code’), as required by Chapter 5 of the Australian Securities Exchange (‘ASX’) Listing Rules.

Mineral Resources and Ore Reserves are reported in 100 percent terms and represent estimates as at 30 June 2026. Our Mineral Resource estimations include Measured and Indicated Mineral Resources, which, after the application of Modifying Factors and development of a mine plan, have been classified as Ore Reserves.

All quantities in this Mineral Resources and Ore Reserves section are reported in dry metric tonnes, unless otherwise stated.

It is important to note that Mineral Resources and Ore Reserves are estimations, not precise calculations. Tonnes and grade data may have been rounded to reflect the relative uncertainty of the estimate, which is why minor computational differences may be present in the totals.

Commodity price and exchange rate assumptions used to estimate the economic viability of Ore Reserves are based on internal and external studies and long-range forecasts. Our planning processes consider a range of impacts on Ore Reserves, including assessments of operating cost and the expectation of economically viable extraction.

All Ore Reserves reported are within existing permitted mining tenements. Our mineral leases are of sufficient duration, or convey a legal right to renew the tenure, to enable Ore Reserves on the leased properties to be mined in accordance with forecasted production schedules. These Ore Reserves may include areas where additional approvals are required, and it is expected that such approvals will be obtained within the timeframe needed to meet the forecasted production schedule.

144	Elevra Annual Report 2026

Competent Persons

Information in this Mineral Resources and Ore Reserves section relating to Exploration Targets, Exploration Results, Mineral Resources or Ore Reserves is based on, and fairly represents, information and supporting documentation compiled by the Competent Persons listed in the table below, which includes details on their respective professional association, relationship to Elevra, and the area for which each Competent Person is taking responsibility.

A Competent Person is defined in the JORC Code. They must have a minimum of five years’ experience working with the style of mineralisation or type of deposit under consideration and relevant to the activity being undertaken.

Each of our Competent Persons has given consent to the inclusion of the information in this Mineral Resources and Ore Reserves section in the form and context in which it appears.

Activity	Responsibility	Competent Person	Professional Association	Relationship
Mineral Resources	Authier	Maxime Dupéré	Member of Ordre des Géologues du Québec	External consultant employed by SGS Canada Inc.
	Carolina	Leon McGarry	Member of Professional Geoscientists Ontario	External consultant employed by McGarry Geoconsulting Corp.
	Moblan	Alain Carrier	Member of Ordre des Géologues du Québec	External consultant employed by InnovExplo Inc.
		Mrs Marina Iund	Member of Ordre des Géologues du Québec	External consultant employed by InnovExplo Inc.
		Mr Simon Boudreau	Member of Ordre des Géologues du Québec	External consultant employed by InnovExplo Inc.
		Mr Ryan Cunningham	Member of Ordre des Géologues du Québec	External consultant employed by Primero
	NAL	Mrs Emilie Gosselin	Member of Ordre des Géologues du Québec	External consultant employed by BBA Inc.
Ore Reserves	Authier	Mr Tony O'Connell	Member of AusIMM	External consultant employed by Optimal Mining Solutions Pty Ltd.
	Carolina	Dr Steven Keim	Member of Society for Mining, Metallurgy & Exploration	External consultant employed by Marshall Miller and Associates
	Moblan	Mr. Tony O'Connell	Member of AusIMM	External consultant employed by Optimal Mining Solutions Pty Ltd.
	NAL	Mr. Tony O'Connell	Member of AusIMM	External consultant employed by Optimal Mining Solutions Pty Ltd.

Elevra Annual Report 2026	145

Mineral Resources

Mineral Resources as at 30 June 2026

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources			Total Mineral Resources
	Tonnes	Grade	Metal[1]	Tonnes	Grade	Metal[1]	Tonnes	Grade	Metal[1]	Tonnes	Grade	Metal[1]
Project	kt	% Li2O	kt Li2O	kt	% Li2O	kt Li2O	kt	% Li2O	kt Li2O	kt	% Li2O	kt Li2O
Authier[2,3]
Open Pit	6,042	0.98	59.2	8,098	1.03	83.4	2,996	1.00	30.0	17,136	1.01	172.6
Carolina[4,5]
Core	–	–	–	25,750	1.10	–	10,930	1.02	–	36,680	1.07	–
Central	–	–	–	2,470	1.30	–	2,690	1.10	–	5,160	1.20	–
Huffstetler	–	–	–	–	–	–	2,310	0.91	–	2,310	0.91	–
Total	–	–	–	28,200	1.11	–	15,900	1.02	–	44,150	1.08	–
Moblan[6,7]
Main	5,813	1.54	–	18,532	1.21	–	2,599	1.09	–	26,944	1.27	–
South	454	1.03	–	53,945	1.17	–	5,199	1.06	–	59,598	1.15	–
New South	–	–	–	22,613	1.21	–	3,601	1.03	–	26,214	1.19	–
Moleon	–	–	–	6,342	1.27	–	1,885	1.10	–	8,227	1.23	–
Total	6,267	1.50	–	101,432	1.19	–	13,284	1.06	–	120,984	1.19	–
NAL[8,9]
Open Pit	–	–	–	74,400	1.17	871	8,600	1.13	97	83,000	1.17	968
Underground	–	–	–	–	–	–	10,300	1.01	104	10,300	1.01	104
Total	–	–	–	74,400	1.17	871	18,900	1.06	201	93,300	1.15	1,072

1	Represents metal contained within mineral resources, expressed in thousand tonnes of lithium oxide.
2	100% ownership interest; cut-off grade of 0.55% Li2O.

3	Authier Mineral Resource effective date is 6 October 2021. See Sayona Mining ASX announcement ‘NAL Reserves up 124% to 48.6Mt and Resource Increases to 95Mt’ dated 27 August 2025.

4	100% ownership interest; cut-off grade of 0.40% Li2O.

5	Carolina Mineral Resource effective date is 15 August 2021. See Piedmont Lithium ASX announcement ‘Piedmont Increases Mineral Resources with Completion of Phase 5 Infill Drilling’ dated 22 October 2021.

6	60% ownership interest; cut-off grade of 0.55% Li2O.

7	Moblan Mineral Resource effective date is 12 June 2025. See Sayona Mining ASX announcement ‘Moblan Increases Resource to 121Mt and Reserve to 48Mt’ dated 25 August 2025.

8	100% ownership interest; cut-off grade of 0.60% Li2O for Open Pit and 0.70% Li2O for Underground.

9	NAL Mineral Resource effective date is 6 June 2025. See Sayona Mining ASX announcement ‘NAL Reserves up 124% to 48.6Mt and Resource Increases to 95Mt’ dated 27 August 2025.

146	Elevra Annual Report 2026

Mineral Resources as at 30 June 2025

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources			Total Mineral Resources
	Tonnes	Grade	Metal[1]	Tonnes	Grade	Metal[1]	Tonnes	Grade	Metal[1]	Tonnes	Grade	Metal[1]
Project	kt	% Li2O	kt Li2O	kt	% Li2O	kt Li2O	kt	% Li2O	kt Li2O	kt	% Li2O	kt Li2O
Authier[2,3]
Open Pit	6,042	0.98	59.2	8,098	1.03	83.4	2,996	1.00	30.0	17,136	1.01	172.6
Moblan[4,5]
Main	5,813	1.54	–	18,532	1.21	–	2,599	1.09	–	26,944	1.27	–
South	454	1.03	–	53,945	1.17	–	5,199	1.06	–	59,598	1.15	–
New South	–	–	–	22,613	1.21	–	3,601	1.03	–	26,214	1.19	–
Moleon	–	–	–	6,342	1.27	–	1,885	1.10	–	8,227	1.23	–
Total	6,267	1.50		101,432	1.19	–	13,284	1.06	–	120,984	1.19	–
NAL[6,7]
Open Pit	–	–	–	76,200	1.17	–	8,600	1.13	–	84,700	1.17	–
Underground	–	–	–	–	–	–	10,300	1.01	–	10,300	1.01	–
Total	–	–	–	76,200	1.17	–	18,900	1.06	–	95,000	1.15	–

1	Represents metal contained within mineral resources, expressed in thousand tonnes of lithium oxide.
2	75% ownership interest; cut-off grade of 0.55% Li2O.

3	Authier Mineral Resource effective date is 6 October 2021. See Sayona Mining ASX announcement ‘NAL Reserves up 124% to 48.6Mt and Resource Increases to 95Mt’ dated 27 August 2025.

4	60% ownership interest; cut-off grade of 0.55% Li2O.

5	Moblan Mineral Resource effective date is 12 June 2025. See Sayona Mining ASX announcement ‘Moblan Increases Resource to 121Mt and Reserve to 48Mt’ dated 25 August 2025.

6	75% ownership interest; cut-off grade of 0.60% Li2O for Open Pit and 0.70% Li2O for Underground.

7	NAL Mineral Resource effective date is 6 June 2025. See Sayona Mining ASX announcement ‘NAL Reserves up 124% to 48.6Mt and Resource Increases to 95Mt’ dated 27 August 2025.

Annual Review of Mineral Resources

A review of the Authier, Moblan and NAL resources was completed and there were no changes to the prior estimates. Mineral Resources for Carolina are being reported for the first time following the merger of Sayona Mining Limited and Piedmont Lithium Inc. completed on 30 August 2025.

Elevra Annual Report 2026	147

Ore Reserves

Ore Reserves as at 30 June 2026

			Proved Ore Reserves		Probable Ore Reserves		Total Ore Reserves
	Ownership	Cut-off grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Project	interest %	% Li2O	kt	% Li2O	kt	% Li2O	kt	% Li2O
Authier[1]
Open Pit	100	0.60	5,700	0.97	4,900	1.03	10,500	1.00
Carolina[2]
Open Pit	100	0.40	–	–	18,260	1.10	18,260	1.10
Moblan[3]
Open Pit	60	0.60	5,330	1.57	42,750	1.27	48,080	1.31
NAL[4]
Open Pit	100	0.60	200	0.93	47,000	1.12	47,200	1.12

1	Authier Reserve effective date is 30 June 2025. See Sayona Mining ASX announcement ‘NAL Reserves up 124% to 48.6Mt and Resource Increases to 95Mt’ dated 27 August 2025.

2	Carolina Reserve effective date is 31 December 2021. See exhibit 96.1 found in the Piedmont Lithium ASX announcement ‘Annual Report (Form 10-K)’ dated 27 February 2025.

3	Moblan Reserve effective date is 30 June 2025. See Sayona Mining ASX announcement ‘Moblan Increases Resource to 121Mt and Reserve to 48Mt’ dated 25 August 2025.

4	NAL Reserve effective date is 30 June 2025. See Sayona Mining ASX announcement ‘NAL Reserves up 124% to 48.6Mt and Resource Increases to 95Mt’ dated 27 August 2025.

Ore Reserves as at 30 June 2025

			Proved Ore Reserves		Probable Ore Reserves		Total Ore Reserves
	Ownership	Cut-off grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Project	interest %	% Li2O	kt	% Li2O	kt	% Li2O	kt	% Li2O
Authier
Open Pit	75	0.60	5,700	0.97	4,900	1.03	10,500	1.00
Moblan
Open Pit	60	0.60	5,330	1.57	42,750	1.27	48,080	1.31
NAL
Open Pit	75	0.60	300	1.01	48,200	1.11	48,600	1.11

Annual Review of Ore Reserves

Ore Reserves for Carolina are being reported for the first time following the merger of Sayona Mining Limited and Piedmont Lithium Inc. completed on 30 August 2025.

The main change to North American Lithium reserves relates to mining depletion. No other changes have occurred to the Ore Reserves during the reporting period.

148	Elevra Annual Report 2026

Tenement Schedule

Australian Tenement Schedule as at 30 June 2026

Lease	Name	Commodity	Status	Interest
WA Lithium and Gold Projects
E45/2364	Tabba Tabba	Lithium	Granted	100%
E47/3829	Deep Well	Lithium and Gold	Granted	100%
E47/3950	Mt Dove	Lithium and Gold	Granted	100%
ELA47/4870	Station Peak	Lithium and Gold	Application	100%
ELA47/4872	Mount Satarist	Lithium and Gold	Application	100%
E47/2983	Mallina	Lithium[1]	Granted	49%
E45/4703	Tabba Tabba East	Lithium[1,2]	Granted	49%
E45/4726	West Wodgina	Lithium[1,2]	Granted	49%
E45/5288	Strelley	Lithium[1,2]	Granted	49%
E45/5289	Strelley West	Lithium[1,2]	Granted	49%
E45/5904	Mac Well	Lithium[1,2]	Granted	49%
E59/2055	Mt Edon West	Lithium[1]	Granted	49%
E59/2092	Mt Edon	Lithium[1]	Granted	39%

1	Tenement subject to Morella Lithium Joint Venture.
2	Gold rights are 100% owned by Elevra.

Canadian Tenement Schedule as at 30 June 2026

Project	Tenement	%	Project	Tenement	%	Project	Tenement	%
Authier	2116146	100	Pontiac	2638800	100	Pontiac	2639370	100
	2116154-56	100		2638804	100		2639416-19	100
	2183454-55	100		2638811	100		2639457	100
	2187651-52	100		2638819	100		2639462-64	100
	2192470-71	100		2638826-28	100		2639506-11	100
	2194819	100		2638835-36	100		2639548-52	100
	2195725	100		2638841-44	100		2639558-65	100
	2219206-09	100		2638854-58	100		2639574-77	100
	2240226-27	100		2638877-82	100		2639581-94	100
	2247100-01	100		2638886	100		2639596-600	100
	2472424-25	100		2638889	100		2639800-03	100
	2480180	100		2638893-94	100		2639808-10	100
	2507910	100		2639224-27	100		2639824	100
Pontiac	2638674-77	100		2639293	100		2639830-35	100
	2638685-87	100		2639299-303	100		2639842-43	100
	2638692-94	100		2639314-17	100		2640027-28	100
	2638704-07	100		2639328-33	100		2640030-35	100
	2638762-65	100		2639356	100		2640040	100
	2638771-74	100		2639363	100		2640047-50	100

Elevra Annual Report 2026	149

Tenement Schedule

Canadian Tenement Schedule as at 30 June 2026 continued

Project	Tenement	%	Project	Tenement	%	Project	Tenement	%
	2640057-59	100	North	1005	100	Troilus	1117936	100
	2640089-95	100	American	2145325-36	100	Claims	2090518	100
	2640097-100	100	Lithium	2154760-61	100		2090923-24	100
	2640105-106	100		2154987-93	100		2158088	100
	2640138-40	100		2167933-38	100		2166942	100
	2640189-93	100		2444462-63	100		2173601	100
	2640199-204	100		2490652-56	100		2173630-31	100
	2640210-211	100		2520959	100		2173633	100
	2640229	100		2521244-47	100		2173637-38	100
	2640263-68	100		2569722-23	100		2173640-41	100
	2640270-74	100		2870149-55	100		2209948	100
	2640277-80	100		2870688-97	100		2219972-73	100
	2640282-85	100		2874341	100		2220041-42	100
	2640288-90	100	Vallée	2154756-59	25		2220063-64	100
	2640740-42	100	Lithium	2154762	25		2240755	100
	2640749-54	100	Project	2167929-32	25		2240757	100
	2640758-60	100		2451339	25		2253415	100
	2640766-67	100		2455374-84	25		2253424	100
	2640840-43	100		2469674	25		2253432	100
	2641120-23	100		2520897	25		2253516-21	100
	2641126-29	100		2520905	25		2253527-31	100
	2641132-35	100		2520960	25		2253877-78	100
	2643839	100		2521241-43	25		2253880	100
Tansim	2415443-44	100	Lac Albert	2630529-649	100		2262720	100
	2440843	100	Moblan	2195586-87	60		2264368-69	100
	2440849-50	100		2331201-08	60		2264372	100
	2440890-903	100		2331353-59	60		2264374-76	100
	2440907-09	100		2338382	60		2264400	100
	2440919-20	100		2378688-89	60		2283442-45	100
	2440925	100	Troilus	22693-94	100		2323529	100
	2440930	100	Claims	23716-17	100		2323531	100
	2440935-36	100		23730-31	100		2323706	100
	2440991-94	100		24255	100		2323708-09	100
	2519255-57	100		24257	100		2323712	100
	2519274-80	100		24261	100		2323714	100
	2519282-96	100		24269	100		2323746-49	100
	2519298-304	100		44235	100		2342477	100
	2519307-11	100		81197-99	100		2369221	100
	2519316-17	100		81203-04	100		2371567-69	100
	2572668-72	100		1117911-12	100		2371577-82	100
	2572686-90	100		1117918-19	100		2371584-89	100
	2579261-70	100		1117926	100		2372794	100

150	Elevra Annual Report 2026

Project	Tenement	%	Project	Tenement	%	Project	Tenement	%
Troilus	2385965-69	100	Troilus	2468133	100	Troilus	2555555-611	100
Claims	2385971-76	100	Claims	2471375	100	Claims	2555614-18	100
	2389106-24	100		2472338-43	100		2555621-26	100
	2391579	100		2472346-50	100		2555630-35	100
	2401405-07	100		2472356	100		2555687-805	100
	2401410-17	100		2510194-200	100		2555814-36	100
	2401424-32	100		2510205-17	100		2555847-6134	100
	2401439-43	100		2510271-76	100		2558334	100
	2401449	100		2510292-95	100		2560642-53	100
	2401452-56	100		2510726-31	100		2560656-61	100
	2401486-505	100		2515565	100		2560664-67	100
	2404406	100		2515594	100		2560670-72	100
	2424548-51	100		2515603	100		2561222-28	100
	2424553	100		2517129	100		2561253-54	100
	2428481	100		2517191-218	100		2561649	100
	2428483-88	100		2517232-47	100		2561842-46	100
	2443513-32	100		2517378-427	100		2563696-719	100
	2447808	100		2517564-602	100		2564837	100
	2447833	100		2517690-735	100		2565953-58	100
	2447851-52	100		2517740-44	100		2566120-26	100
	2447983	100		2518087-117	100		2566963-78	100
	2447986	100		2518129-53	100		2567332-41	100
	2447993-97	100		2518931	100		2567476	100
	2453351-85	100		2519330	100		2567484-515	100
	2454358-70	100		2519775	100		2571228-307	100
	2454375-77	100		2534958	100		2571348-427	100
	2454409-14	100		2541680-81	100		2571607-86	100
	2457004-11	100		2541819-43	100		2571827-96	100
	2457014-16	100		2542167-70	100		2574357	100
	2457018-19	100		2542817-31	100		2574420-54	100
	2457022	100		2543367-70	100		2575778	100
	2457024	100		2543551-52	100		2576046-92	100
	2457026-31	100		2543558-69	100		2582568	100
	2457033-35	100		2543573	100
	2461571	100		2543653-62	100
	2461984-89	100		2543781-89	100
	2461991-95	100		2544905-22	100
	2461992	100		2555479-504	100
	2461993	100		2555515-16	100
	2461994	100		2555520-31	100
	2461995	100		2555537-44	100
	2465289-92	100		2555547-51	100

Elevra Annual Report 2026	151

Parcel Schedule

United States Parcel Schedule as at 30 June 2026

Project	Parcel	Status	Project	Parcel	Status	Project	Parcel	Status
Carolina	157786	Owned	Carolina	159176-79	Owned	Carolina	160659	Owned
	157789-91	Owned		159181-82	Owned		160661	Owned
	157818	Owned		159184	Owned		160676	Owned
	157823	Owned		159186-88	Owned		160684	Owned
	157826	Owned		159190-91	Owned		160689	Owned
	157855	Owned		159194-96	Owned		160698	Owned
	157874	Owned		159199	Owned		160717	Owned
	157876	Owned		159205	Owned		160719-21	Owned
	157898	Owned		159207	Owned		160727-28	Owned
	157902	Owned		159209	Owned		160735	Owned
	157922-23	Owned		159211	Owned		160738-49	Owned
	157925	Owned		159214	Owned		160753	Owned
	157943	Owned		159240	Leased		160757	Owned
	157946-47	Owned		159592	Owned		160759-60	Owned
	157950	Owned		159598-99	Owned		160762	Owned
	157961	Owned		159601	Owned		160765	Owned
	157986	Owned		159621-22	Owned		160774	Owned
	157999	Owned		159628	Owned		160800	Owned
	158033-34	Owned		159631-35	Owned		160802	Owned
	158037-38	Owned		159637-39	Owned		161208	Owned
	158061	Owned		159644	Owned		161226-28	Owned
	158072	Owned		159646	Owned		161331	Owned
	159124	Owned		159662	Owned		161417	Owned
	159137	Owned		159668	Owned		161430	Owned
	159139	Owned		159671	Owned		161443	Owned
	159140-43	Owned		159675	Owned		161455	Owned
	159148	Owned		159682-84	Owned		162806	Owned
	159151	Owned		159736	Owned		163748-50	Owned
	159155	Owned		160640-41	Owned		163752	Owned
	159157	Owned		160643	Owned		198233-34	Owned
	159159	Owned		160645	Owned		199133	Owned
	159166-67	Owned		160647	Owned		204183-84	Owned
	159171	Owned		160651	Owned		208203-04	Owned
	159173	Owned		160654-57	Owned		208720	Owned

152	Elevra Annual Report 2026

Project	Parcel	Status	Project	Parcel	Status
Carolina	209087	Owned	Carolina	304327	Owned
	209200	Owned		304329	Owned
	211000	Owned		304499	Owned
	211499-500	Owned		305810	Owned
	212364-65	Owned		306575	Owned
	213460-61	Owned		306771	Owned
	214055	Owned		307222	Owned
	215159	Owned		307416	Owned
	215387-88	Owned		307558	Owned
	215731	Owned		307616	Owned
	216006-07	Owned		308405	Owned
	217654	Owned		312321	Owned
	217859	Owned	Tennessee	087 171.00	Owned
	217863	Owned		087 051.00	Owned
	218191-92	Owned
	218217	Owned
	218752	Owned
	220168-69	Owned
	221718	Owned
	221919	Owned
	223136	Owned
	223454	Owned
	224399-401	Owned
	224610	Owned
	224842	Owned
	225770	Owned
	226286-87	Owned
	226474-75	Owned
	226549	Owned
	227995-96	Owned
	300896	Owned
	302445	Owned
	303025-26	Owned
	303909	Owned

Elevra Annual Report 2026	153

Shareholder Information

Shareholder Information

In accordance with Listing Rule 4.10 the following information is provided as at 5 August 2026.

Corporate Governance Statement

The Corporate Governance statement for Elevra Lithium Limited is available on our website: elevra.com/about/corporate-governance/

Securities Exchanges

As at 5 August 2026, Elevra Lithium Limited has dual listings with ordinary shares on the Australian Securities Exchange (ASX Code: ELV) and American depositary shares (ADS) on the Nasdaq in the United States (Nasdaq: ELVR).

Share Ownership

Voting Rights

Ordinary shares in Elevra Lithium Limited carry voting rights of one vote per share. Options and rights in Elevra Lithium Limited do not carry voting rights until the options have been exercised or rights have vested and converted to ordinary shares, at which point they will carry voting rights of one vote per share.

ADS holders will not be able to exercise voting rights attached to the Elevra Lithium Limited ordinary shares represented by the ADS on an individual basis. If Elevra asks the depositary bank to solicit voting instructions, holders of Elevra ADSs will have a right to instruct the depositary bank how to exercise the voting rights attached to the Elevra ordinary shares represented by the ADS.

Distribution of Shareholdings

The following table shows the distribution of Elevra Lithium Limited fully paid ordinary shareholders by size of shareholding, number of shareholders and number of fully paid ordinary shares as at 5 August 2026:

Range	Total holders	Units	% Units
1–1,000	26,043	6,751,107	3.48
1,001–5,000	4,822	10,502,189	5.41
5,001–10,000	794	5,605,576	2.89
10,001–100,000	641	15,415,228	7.95
100,001 and over	60	155,741,929	80.27
Total	32,360	194,016,029	100.00

As at 5 August 2026, there were 2,985 shareholders holding less than a marketable parcel (A$500) of shares in Elevra Lithium Limited based on the closing market price of A$7.89.

As at 5 August 2026:

•	65,000,000 100% fully paid convertible notes are held by one (1) individual noteholder; and

•	8,056,678 options are held by two (2) individual option holders.

Both the convertible note and the options do not carry a right to vote.

154	Elevra Annual Report 2026

Distribution of Rights Holdings

The following table shows the distribution of rights holders in Elevra Lithium Limited by security class, size of rights holding, number of rights holders, and number of rights as of 5 August 2026:

	Number of	Number of	Percentage of
Size of holding	rights holders	rights	rights on issue
1–1,000	13	11,486	0.47
1,001–5,000	166	260,223	10.58
5,001–10,000	3	19,454	0.79
10,001–100,000	11	419,270	17.04
100,001 and over	7	1,749,379	71.12
Total	200	2,459,812	100.00

Substantial Shareholders

Elevra Lithium Limited is not directly or indirectly controlled by another corporation or by any government. No shareholder possesses voting rights that differ from those attaching to all of Elevra Lithium Limited’s voting securities.

The following table shows holdings of 5 percent or more of voting rights in Elevra Lithium Limited’s shares as notified to Elevra Lithium Limited under the Australian Corporations Act 2001 (Cth), Section 671B as at 5 August 2026:

					Percentage
		Date of	Date of	Number of	of total
Title of class	Identity of person or group	last notice	change	shares held	voting rights[1]
Ordinary shares	The Bank of New York Mellon Corporation	02-Jul-26	30-Jun-26	38,836,053	20.02
	(BNYMC Group)
Ordinary shares	Van Eck Associates Corporation (VEAC)	18-Jun-26	24-Jun-26	12,636,895	6.51
Ordinary shares	Resource Capital Fund VIII L.P.	24-Jun-26	23-Jun-26	11,875,000	6.12
Ordinary shares	State Street Corporation	26-Jun-26	24-Jun-26	11,750,306	6.06

1   The percentages quoted are based on the voting rights provided in the last substantial shareholders’ notice.

Elevra Annual Report 2026	155

Twenty Largest Shareholders in Elevra Lithium Limited

The following table shows the twenty largest shareholders of quoted ordinary shares in Elevra Lithium Limited by number of shares and percentage of shares on issue as at 5 August 2026:

		Number of	Percentage of
Rank	Name	shares held	shares on issue
1	HSBC Custody Nominees (Australia) Limited	77,098,695	39.74
2	Citicorp Nominees Pty Limited	33,946,982	17.50
3	J P Morgan Nominees Australia Pty Limited	17,652,986	9.10
4	BNP Paribas Noms Pty Ltd	3,939,034	2.03
5	BNP Paribas Noms Pty Ltd <Clearstream>	2,829,526	1.46
6	HSBC Custody Nominees (Australia) Limited <Nt-Comwlth Super Corp A/C>	1,730,984	0.89
7	BNP Paribas Noms Pty Ltd <Agency Lending A/C>	1,370,059	0.71
8	BNP Paribas Noms Pty Ltd <Cowen and Co LLC>	1,334,000	0.69
9	BNP Paribas Noms Pty Ltd <IB Au Noms Retailclient>	999,411	0.52
10	CPU Share Plans Pty Ltd <SYA Est Unallocated A/C>	995,180	0.51
11	HSBC Custody Nominees (Australia) Limited - A/C 2	985,981	0.51
12	Mr Richard Karl Hill <Icena Account>	800,000	0.41
13	Warbont Nominees Pty Ltd <Unpaid Entrepot A/C>	795,366	0.41
14	Cropanly Pty Ltd <Two Endeavour Super A/C>	760,586	0.39
15	Terryjoy Pty Ltd <T & J Smith Super Fund A/C>	703,809	0.36
16	Tomanovic Multiown Pty Ltd <AFS Super Fund A/C>	600,000	0.31
17	UBS Nominees Pty Ltd	464,210	0.24
18	P Point Pty Ltd <AB Super Fund A/C>	408,418	0.21
19	Finclear Services Pty Ltd <Superhero Securities A/C>	401,384	0.21
20	Certane CT Pty Ltd <Argonaut Natural Res Fund>	386,882	0.20
Top 20 holders of Ordinary Fully Paid Shares (Total)		148,203,493	76.39
Total Remaining Holders Balance		45,812,536	23.61

Restricted Securities

As at 5 August 2026, Elevra Lithium Limited does not have any restricted securities on issue.

Company Secretary

Mr Dylan Darbyshire-Roberts

Registered Office

Level 3, 10 Eagle Street,

Brisbane, Queensland 4000

Australia

Telephone      +61 7 3369 7058

Securities Exchange Listings

Elevra Lithium Limited is currently dual listed, with a primary listing on the ASX (ASX: ELV) and a secondary listing on the Nasdaq (NASDAQ: ELVR).

Share Registry

Registers of securities are held at the following address:

Computershare Investor Services Pty Limited

Level 1, 200 Mary Street

Brisbane, Queensland 4000

Australia

Telephone	1300 850 505 (within Australia) +61 3 9415 4000 (outside Australia)

Alternatively, shareholders can access their current holding details, view their transaction history, download statements and documents, change their address, update their communication preferences and banking details, and check their tax details online via Computershare’s Investor Centre at computershare.com

Further information regarding our share registry is included in the Corporate Directory on the inside back cover.

Electronic Communications

Shareholders are encouraged to access all Elevra communications electronically. Shareholders that wish to receive electronic communications can update their preferences online or by telephoning the relevant Computershare Investor Centre.

156	Elevra Annual Report 2026

Glossary

Abbreviations and Terms

AASB

Australian Accounting Standards Board.

Abitibi-Témiscamingue

Region in Québec, Canada comprising the North American Lithium (NAL) operation, Authier Lithium Project, Tansim Lithium Project and Vallée Lithium Project.

AGM

Annual General Meeting.

AIG

Australian Institute of Geoscientists.

ASIC (Australian Securities and Investments Commission)

Australian Government agency that enforces laws relating to companies, securities, financial services and credit in order to protect consumers, investors and creditors.

ASX (Australian Securities Exchange)

A multi-asset class, vertically integrated exchange group that functions as a market operator, clearing house and payments system facilitator. The ASX oversees compliance with its operating rules, promotes standards of corporate governance among Australia’s listed companies, and helps educate retail investors.

ASX Listing Rules

The rules governing the listing of an entity and the quotation of its securities on the ASX.

AusIMM

The Australasian Institute of Mining and Metallurgy.

BAPE

Bureau d’audiences publiques sur l’environnement.

Beneficiation

The process of physically separating ore from gangue to produce a mineral concentrate prior to subsequent processing.

Biodiversity

The variety of life on Earth — the different animals, plants and micro-organisms, their genetic diversity, and the ecosystems of which they are a part.

Board

The Board of Directors of Elevra Lithium Limited.

Brownfield

An exploration or development project located within an existing mineral province, which is able to share infrastructure and management with an existing operation.

CEO

Chief Executive Officer.

CFO

Chief Financial Officer.

CGU (Cash Generating Unit)

The smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows generated from other assets or groups of assets.

CIF (Cost, Insurance and Freight)

A contractual term which defines the responsibility and division of cost and risk between buyer and seller, in which the buyer assumes all risks and costs for unloading the goods and clearing the goods for import. The seller is responsible for clearing the goods for export and bears the cost of freight and insurance to the port of destination. Risk passes from seller to buyer once the goods are on board the vessel at the port of shipment.

CLM

Consolidated Lithium Metals Inc.

Company

Elevra Lithium Limited, unless otherwise stated.

Competent Person

A minerals industry professional who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy (AusIMM), or the Australian Institute of Geoscientists (AIG), or a ‘Recognised Professional Organisation’, as listed on the JORC and ASX websites. These organisations have enforceable disciplinary processes, including the powers to suspend or expel a member.

A Competent Person must have a minimum of five years’ experience working with the style of mineralisation or type of deposit under consideration and relevant to the activity which that person is undertaking (JORC Code).

Consolidated Group

Elevra Lithium Limited and its controlled entities, unless otherwise stated.

Contractor

An individual or company contracted by Elevra to do work on its behalf and under its control with respect to location, work practices and application of health and safety standards.

Corporations Act

Corporations Act 2001 (Cth).

Cut-off Grade

The lowest grade (or quality) of mineralised material that qualifies as economically mineable and available in a given deposit. It may be defined on the basis of economic evaluation, or on physical or chemical attributes that define an acceptable product specification (JORC Code).

Decarbonisation

Avoiding or reducing the greenhouse gas emissions associated with an activity.

DFS

Definitive Feasibility Study.

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Dry Metric Tonnes

Production is often quoted in terms of dry metric tonnes (dmt). To adjust from dry metric tonnes to wet metric tonnes (wmt), a factor is applied based on moisture content.

EBIT

Earnings before interest and tax.

EBITDA

Earnings before interest, tax, depreciation and amortisation.

Eeyou Istchee James Bay

Region in Québec, Canada comprising the Lac Albert Lithium Project, Moblan Lithium Project and Troilus Claims.

Elevra

Elevra Lithium is a dual-listed lithium producer and developer (ASX: ELV, Nasdaq: ELVR) formed through the merger of Piedmont Lithium and Sayona Mining.

Employee

Any person in full-time, part-time or casual employment, engaged by Elevra on a temporary or permanent basis pursuant to a contract of service.

EPS

Earnings per share.

ESG

Environmental, social and governance.

ESIA

Environmental and Social Impact Assessment.

Executive KMP

Executive Key Management Personnel (KMP) comprising the Managing Director and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer and President Canada. Executive KMP does not include Non-Executive Directors.

Exploration Results

Data and information generated by mineral exploration programs that might be of use to investors but which do not form part of a declaration of Mineral Resources or Ore Reserves (JORC Code).

FID

Final Investment Decision.

Flotation

A method of selectively recovering minerals from finely ground ore using a froth created in water by specific reagents. In the flotation process, certain mineral particles are induced to float by becoming attached to bubbles of froth whilst the unwanted mineral particles sink.

FOB (Free On Board)

A contractual term which defines the responsibility and division of cost and risk between buyer and seller, in which the buyer assumes all risks and costs for goods once the goods are on board the vessel at the port of shipment, including the cost of freight and insurance. The seller is responsible for clearing the goods for export and loading them on board the vessel at the port of shipment.

FTS (Flow Through Share)

A type of common share that permits the original investor to claim a tax deduction equal to the amount invested.

The flow-through share regime allows public companies to transfer the tax deductibility of eligible exploration and development activity conducted in Canada to investors.

FX

Foreign exchange.

GST

Goods and Services Tax.

Grade

Any physical or chemical measurement of the characteristics of the material of interest in samples or product (JORC Code).

Greenfield

An exploration or development project that refers to a new venture or operation, without any association or proximity to an existing operation.

GRI (Global Reporting Initiative)

An independent organisation that has established a global framework and standards for sustainability reporting.

Groundwater

Water beneath the earth’s surface, including beneath the seabed, which fills pores or cracks between porous media such as soil, rock and sand, often forming aquifers.

Group

Elevra Lithium Limited and its controlled entities, unless otherwise stated.

IASB

International Accounting Standards Board.

IFC

International Finance Corporation.

IFRS (International Financial Reporting Standards)

Accounting standards as issued by the International Accounting Standards Board (IASB).

Indicated Mineral Resource

That part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to assume geological and grade (or quality) continuity between points of observation where data and samples are gathered.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Ore Reserve (JORC Code).

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Inferred Mineral Resource

That part of a Mineral Resource for which quantity and grade (or quality) are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade (or quality) continuity. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to an Ore Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. (JORC Code).

ISSB

International Sustainability Standards Board.

JORC (Joint Ore Reserves Committee)

A committee comprising representatives of each of the three parent bodies — The Minerals Council of Australia (MCA), The Australasian Institute of Mining and Metallurgy (AusIMM), and the Australian Institute of Geoscientists (AIG), as well as representatives of the Australian Securities Exchange (ASX), the Financial Services Institute of Australasia (FinSIA) and the accounting profession, and an observer from the Association of Mining and Exploration Companies (AMEC).

JORC Code

The 2012 Edition of the Australasian Code for reporting of Exploration Results, Mineral Resources and Ore Reserves, prepared by the JORC.

KMP (Key Management Personnel)

People who have authority and responsibility for planning, directing and controlling the activities of Elevra, either directly or indirectly.

Li2CO3

Lithium carbonate.

Li2O

Lithium oxide.

LiOH

Lithium hydroxide.

LOM (Life of Mine)

The period in which Total Ore Reserves are expected to be extracted through planned mining activities.

LTI

Long-term incentive.

MAC

Mining Association of Canada.

Managing Director and CEO

Managing Director and Chief Executive Officer.

Measured Mineral Resource

That part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to confirm geological and grade (or quality) continuity between points of observation where data and samples are gathered. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Ore Reserve or, under certain circumstances, a Probable Ore Reserve (JORC Code).

MERN

Ministere de I’Energie et des Ressources Naturelles.

Mineral Reserve

The economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Mineral Resource

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade (or quality) and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories (JORC Code).

Mineralisation

Any single mineral or combination of minerals occurring in a mass or deposit of economic interest. The term is intended to cover all forms in which mineralisation might occur, whether by class of deposit, mode of occurrence, genesis or composition (JORC Code).

Mining

All activities related to the extraction of metals, minerals and gemstones from the earth, whether surface or underground, and by any method.

Modifying Factors

Considerations used to convert Mineral Resources to Ore Reserves including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors (JORC Code).

NAL

North American Lithium.

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NASDAQ

The NASDAQ (National Association of Securities Dealers Automated Quotations) is a global electronic marketplace for trading securities, most notably stocks. It’s the second-largest stock exchange in the world by market capitalisation and is known for its concentration of technology companies. While often used to refer to the exchange, Nasdaq, Inc. is the parent company that owns and operates the NASDAQ stock exchange along with other exchanges and financial services.

NSR (Net Smelter Return)

Revenue derived from the sale of products and concentrates following the application of metallurgical recoveries, less any allowable deductions such as transport costs, treatment charges, refining charges, penalties, freight and royalties.

NPV

Net present value.

Open Pit

Surface mining activity in which the working area is kept open to the sky.

Ore Reserve

The economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified (JORC Code).

OTCQB

OTCQB Venture Market.

Piedmont

Piedmont Lithium Inc. and its controlled entities, unless otherwise stated.

Probable Ore Reserve

The economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Ore Reserve is lower than that applying to a Proved Ore Reserve (JORC Code).

Proved Ore Reserve

The economically mineable part of a Measured Mineral Resource. A Proved Ore Reserve implies a high degree of confidence in the Modifying Factors (JORC Code).

QST

Québec Sales Tax.

Recovery

The percentage of material of interest that is extracted during mining or processing; a measure of mining or processing efficiency.

Reserve Life

The period in which Total Ore Reserves are expected to be extracted through planned mining activities.

ROM (Run of Mine)

Product mined in the course of regular mining activities.  Tonnes include allowances for diluting materials and for losses that occur when the material is mined.

S&P

Standard and Poor’s.

SASB (Sustainability Accounting Standards Board)

A non-profit organisation that develops standards focused on the financial impacts of sustainability.

Sayona

Sayona Mining Limited and its controlled entities, unless otherwise stated.

STI

Short-term incentive.

Stockpile

An accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment is incomplete or temporarily unable to process the mine output; any heap of material formed to create a buffer for loading or other purposes, or material dug and piled for future use.

Surface Water

All water naturally open to the atmosphere including rivers, lakes, creeks and external water dams but excluding water from oceans, seas and estuaries (eg. precipitation and runoff including snow and hail).

Sustainable Development

Activity that supports the needs of the present without compromising the ability of future generations to meet their own needs.

Tailings

The portions of washed or milled ore that are too poor to be treated further, or remain after the required metals and minerals have been extracted.

TCFD

Task Force on Climate-Related Financial Disclosures.

TNFD

Task Force on Nature-Related Financial Disclosures.

Total Mineral Resources

The sum of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources.

Total Ore Reserves

The sum of Proved Ore Reserves and Probable Ore Reserves.

TRIFR (Total Recordable Injury Frequency Rate)

The sum of recordable injuries multiplied by 1,000,000, divided by exposure hours for employees and contractors. TRIFR is stated in units per one million hours worked, unless specified otherwise.

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TSM (Towards Sustainable Mining)

A globally recognised performance system that helps mining companies evaluate and manage their environmental and social responsibilities.

TSR (Total Shareholder Return)

The return delivered to shareholders over a certain period through the change in share price and any dividends paid.

TSX

Toronto Stock Exchange.

Underground

Underground mining activity in which the working area is below the surface of the earth.

Underlying Depreciation and Amortisation Expense

Underlying depreciation and amortisation expense including depreciation and amortisation and non-cash inventory movements.

Underlying EBITDA

Profit before net financial income and expenses, income tax expense, other earnings adjustment items, depreciation and amortisation expense.

Undue Barriers

A situation of cumulative and dynamic inequality resulting from workplace interactions, practices, decisions or behaviours, whether individual or institutional, that have adverse effects, intended or unintended, on members of groups covered by section 10 of the Charter of Rights and Freedoms.

This may include subtle discrimination and racism that influence the employment opportunities of racialised minorities or ethno-racial discrimination in hiring, such as the decision to reject a candidate based on origin, race or colour, whether consciously or not.

UNSDG (United Nations Sustainable Development Goals)

Sustainable development goals adopted by the United Nations in 2015 as a universal call to action to end poverty, protect the planet, and ensure that all people enjoy peace and prosperity.

Visible Minorities

Minorities as defined by Canada’s Employment Equity Act.

Wet Metric Tonnes

Production is often quoted in terms of wet metric tonnes (wmt). To adjust from wet metric tonnes to dry metric tonnes (dmt), a factor is applied based on moisture content.

Yield

The percentage of material of interest that is extracted during mining or processing; a measure of mining or processing efficiency.

Units of Measure

%

percentage or percent

AUD, A$ or $

Australian dollars

CAD or C$

Canadian dollars

dmt

dry metric tonnes

ha

hectare

km

kilometre

kt

thousand tonnes

ktpa

thousand tonnes per annum

kwmt

thousand wet metric tonnes

m

metre

Mt

million tonnes

t

tonnes

tpa

tonnes per annum

tpd

tonnes per day

tph

tonnes per hour

USD or US$

United States dollars

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Corporate Directory

Company

Elevra Lithium Limited

ABN 26 091 951 978

The Company is listed on the Australian Securities Exchange (ASX)

ASX Code      ELV

The Company is listed on the National Association of Securities Dealers Automated Quotations (Nasdaq)

Nasdaq Code ELVR

Directors

Ms Dawne Hickton

Non-Executive Director and Chair

Mr Lucas Dow

Managing Director and Chief Executive Officer

Ms Christina Alvord

Non-Executive Director

Mr Jeffrey Armstrong

Non-Executive Director

Mr Jorge Beristain

Non-Executive Director

Mr James Brown

Non-Executive Director

Mr Allan Buckler

Non-Executive Director

Ms Laurie Lefcourt

Non-Executive Director

Executive Leadership Team

Mr Lucas Dow

Managing Director and Chief Executive Officer

Mr Christian Cortes

Chief Financial Officer

Mr Sylvain Collard

Chief Operating Officer and President Canada

Company Secretary

Mr Dylan Roberts

Office Locations

Brisbane Office (Registered Office)

Level 3, 10 Eagle Street

Brisbane, Queensland 4000

Australia

GPO Box 1638

Brisbane, Queensland 4001

Australia

Telephone	+61 7 3369 7058

Email	info@elevra.com

Website	elevra.com

Auditor

Ernst & Young

Level 51, 111 Eagle Street

Brisbane, Queensland 4000

Australia

Telephone	+61 7 3011 3333

Lawyer

Ashurst Perkins Coie

Level 8, 39 Martin Place

Sydney, New South Wales 2000

Australia

Telephone	+61 2 9258 6000

Share Registry

Computershare Investor Services Pty Limited

Level 1, 200 Mary Street

Brisbane, Queensland 4000

Australia

Telephone	1300 850 505 (within Australia) +61 3 9415 4000 (outside Australia)

Facsimile	+61 3 9473 2500

Website	computershare.com

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